AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1996
                                                 REGISTRATION NO. 333-10721
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ----------

                          BRUNSWICK TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------


     MAINE                            2221                       01-0402052
(STATE OR OTHER           (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
JURISDICTION OF            CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)
INCORPORATION
OR ORGANIZATION)

                                   ----------

                               MARTIN S. GRIMNES
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               43 BIBBER PARKWAY
                             BRUNSWICK, MAINE 04011
                                 (207) 729-7792
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   ----------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

   MARIANNE GILLERAN, ESQ.                          VICTOR J. PACI, ESQ.
     GADSBY & HANNAH LLP                          BINGHAM, DANA & GOULD LLP
      125 SUMMER STREET                              150 FEDERAL STREET
 BOSTON, MASSACHUSETTS 02110                          BOSTON, MA 02110
        (617) 345-7000                                 (617) 951-8000


                                   ----------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

================================================================================



                 SUBJECT TO COMPLETION, DATED NOVEMBER 7, 1996


PROSPECTUS
----------

                             2,250,000 SHARES

                                  [LOGO]

                       BRUNSWICK TECHNOLOGIES, INC.

                               Common Stock


    Brunswick Technologies, Inc. (the "Company") hereby offers 2,250,000 shares of Common Stock, $0.0001 par value (the "Common Stock"). Prior to the offering described herein (the "Offering"), there has been no public market for the Common Stock and there can be no assurance that a market will develop after completion of the Offering, or that if developed, it will be sustained. The Company has applied to list the Common Stock on the Nasdaq National Market ("Nasdaq") under the symbol "BTIC." It is currently estimated that the initial public offering price of the Common Stock will be between $6.00 and $8.00 per share. See "UNDERWRITING" for a discussion of the factors that will be considered in determining the initial public offering price.




    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BY INVESTORS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                       PRICE TO    UNDERWRITING  PROCEEDS TO
                                        PUBLIC     DISCOUNTS(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Share                              $              $             $
--------------------------------------------------------------------------------
Total(3)                               $              $             $
================================================================================


(1) Does not include additional cash compensation to Josephthal Lyon & Ross Incorporated (the "Representative") in the form of a non-accountable expense allowance. In addition, see "UNDERWRITING" for information concerning indemnification and contribution arrangements with the Underwriters and other compensation payable to the Representative.

(2) Before deducting  expenses payable by the Company estimated to be $500,000,
     including   the   non-accountable   expense   allowance   payable   to  the
     Representative.

(3) The Company has granted the Underwriters an option, exercisable within 45 days of the consummation of the Offering, to purchase up to 337,500 additional shares of Common Stock, on the terms set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be $____, $____, and $____, respectively. See "UNDERWRITING."

    The Common Stock is being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made against payment at the offices of Josephthal Lyon & Ross Incorporated, New York, New York on or about , 1996.

                       JOSEPHTHAL LYON & ROSS INCORPORATED


              THE DATE OF THIS PROSPECTUS IS          , 1996.




Information   contained  herein  is  subject  to  completion  or  amendment.   A
Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                            PHOTOS AND GRAPHICS


    Inside front cover fold-out page adjacent to cover page of Prospectus. The center of the page has a large color photograph of one of the Company's production machines with the Company logo and the slogan "REINFORCED THROUGH INNOVATION" in the lower left hand corner of the photograph. "BRUNSWICK TECHNOLOGIES, INC." is printed across the top of the page. The caption along the bottom of the photograph reads, "Designed by BTI, this machine is unique in the industry. It can produce 100+ ounces per square yard and 100+ inch-wide quadraxial engineered reinforcement fabric in a single step."

         The following legends appear centered on the bottom of the page.


    BiTex(R) and Cofil(R) are registered trademarks of the Company. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET AND OTHER MARKETS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


    Two adjacent interior fold-out pages opposite to the Prospectus Summary: text in the upper left-hand corner of the left-side page reads, "BTI's manufacturing processes make these innovative product applications possible." There are six color photographs which are captioned (counter-clockwise from top): (1) "Burlington Northern Railroad/Trinity Industries Inc./Hardcore DuPont Composites LLC boxcar ready for endurance testing"; (2) "Assembly by Hardcore DuPont Composites LLC of the first 68 foot two-piece insulated boxcar using the SCRIMP manufacturing process"; (3) "50 foot round-the-world BOC racing sloop testing BTI materials"; (4) "New hollow Hardshaft composite marine pilings"; (5) and (6) "Underground petroleum storage tanks". On the top of the right-side page, there is a photograph captioned "Norwegian-made subsea well protection cover for North Sea oil production". Beneath that photograph is a three-step illustration with the title, "The Advantages of BTI's processes are:". Above the first illustration is the caption, "Efficient, uniform distribution of chopped fibers without binder"; above the second illustration is the caption, "Straight fiber orientation"; and above the third illustration is the caption, "Adding value by combining materials in one step to produce unique engineered reinforcements". On the bottom half of the right-side page is a larger, more detailed version of the Company's logo, with the slogan "REINFORCED THROUGH INNOVATION" running along the bottom of the page.






                            PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "RISK FACTORS." Investors should refer to a Glossary of Technical Terms on page 56 for a description of certain technical terms used in this Prospectus. Unless otherwise indicated, all Common Stock share and per share data and information in this Prospectus (i) have been adjusted to give effect to a 65:1 stock split to be effected immediately prior to the effectiveness of the registration statement of which this Prospectus is a part, (ii) assume the conversion, upon the closing of the Offering, of all outstanding shares of the Company's preferred stock, no par value (the "Preferred Stock") into 4,603,560 shares of Common Stock and the issuance to such holders of Preferred Stock of an estimated additional 273,148 shares of Common Stock in payment of an estimated $1,912,038 in accrued cash dividends as of the closing of the Offering (estimated as of November 26, 1996) pursuant to the terms of such Preferred Stock, (iii) assume no exercise of outstanding options to purchase an aggregate of 1,006,395 shares of Common Stock with a weighted average exercise price of $0.38 per share, (iv) assume no exercise of outstanding warrants to purchase an aggregate of 527,786 shares of Common Stock with a weighted average exercise price of $2.51 per share, (v) assume no exercise of the Underwriters' over-allotment option, (vi) assume no conversion of a convertible subordinated promissory note into 521,179 shares of Common Stock (assuming a $7.00 Offering price) and (vii) assume the consummation of a recapitalization whereby the Company's no par value common stock is converted into Common Stock, which recapitalization is to be effected immediately prior to the effectiveness of the registration statement of which this Prospectus is a part.


                                  THE COMPANY


    Brunswick Technologies, Inc. (the "Company") is a leading developer and producer of engineered reinforcement fabrics used in the fabrication of composite materials. The Company's technologically advanced stitchbonding equipment and processes prepare glass, carbon and other fibers for combination with resin to produce laminates used in the construction of such diverse items as boats, skis, diving boards, protective helmets and ballistic armor applications, car and truck parts, and industrial tanks and pipes. Since the invention of composite reinforcement fabrics in the early 1940's, these materials have developed broad applicability as substitutes for wood, steel, and concrete. Composite products offer substantial benefits over conventional materials, including: a higher strength-to-weight ratio, greater design flexibility while maintaining structural integrity, chemically inert properties and lower maintenance requirements. As a result of their superior features, composite reinforcement fabrics are increasingly demanded by a growing number of industries and applications, including transportation, infrastructure, recreation, petro-chemical and construction. Management believes the use of engineered composite reinforcement fabrics will continue to grow as the market is made more aware of the positive features of such materials and as the cost of more advanced composite fibers such as carbon continues to decline.

     The Company's principal strength lies in its innovative quadraxial single-step stitchbonding process. Through use of its proprietary production equipment, the Company can quickly and cost effectively produce engineered composite reinforcement fabrics in sizes and shapes not otherwise generally available. Fabrics created from the Company's proprietary manufacturing process offer characteristics integral to the use of composite materials in infrastructure, industrial and large scale commercial applications.

    The Company has introduced a number of manufacturing processes that not only more efficiently create composite reinforcement fabrics, but also optimize the performance characteristics of such fabrics. In a proprietary single-step production process, the Company is able to stitchbond fibers in different directions without diminishing the composite fibers' inherent properties, thus dramatically improving the structural strength of the reinforcement fabric. This compares favorably, firstly, with traditional composite fabrics which are woven, and therefore require the use of more resin to achieve the same degree of structural integrity, and secondly, with the more costly multi-step processes of other weft-insertion or stitchbonding manufacturing technologies used by competitors. In addition, the Company's proprietary, high through-put manufacturing processes have the ability to produce heavyweight quadraxial fabrics over 100



                                       3




inches wide in a single-step, which allows for cost-effective fabrication of composite parts of up to 10 inches thick. The combination of these features produces fabrics which enable composite fabricators to manufacture end-products at competitive costs while maintaining the required structural integrity of these products.

    In a move to accelerate the implementation of its strategic business plan and expand its product line, the Company acquired Advanced Textiles, Inc. ("ATI"), a subsidiary of Burlington Industries, Inc. ("Burlington") on October 30, 1996. ATI, which now operates as a wholly owned subsidiary of the Company, produces first generation light-weight composite reinforcement fabrics targeted towards specialized niche markets. These light-weight fabrics typically sell for a higher margin than other types of composite reinforcement fabrics. ATI manufactures these fabrics from fiberglass and other higher modulus fibers such as carbon and aramid; therefore, ATI's product line complements that of the Company and provides it with an enhanced ability to offer a broader spectrum of product types. The Company believes that by offering a product line which satisfies a broader range of composite reinforcement fabric requirements, it will be better positioned to be the principal provider of these fabrics to its expanded customer base. The Company believes it will capture additional market share by cross-marketing its existing products to ATI's customers and vice versa.

    The Company's strategy is to increase revenues and net income through expansion of its domestic and international market share in the composite reinforcement fabric industry making additional strategic acquisitions for product and market presence, and engaging in joint projects which compliment the Company's strategy The key elements of this strategy include: (i) targeting additional applications for composite reinforcement fabrics in the transportation, offshore petro-chemical and infrastructure sectors; (ii) increasing its international presence; (iii) continuously innovating its state-of-the-art manufacturing processes; (iv) extending its product offerings further along the value-added chain towards net shape products and (v) expanding its manufacturing capacity and broadening its geographic market presence.

    The Company is currently participating in several significant joint ventures and research and development projects. The Company is working with E.I. DuPont de Nemours and Company, Inc., Hardcore Composites Ltd., The Dow Chemical Company and Johns Hopkins University in an effort to create heavyweight composites for industrial applications such as marine pilings, bridges, rail cars and shipping containers. The Company has also entered into two research agreements with the University of Maine, the first of which is to develop a composite alternative to plywood, and the second of which is to develop composites for very thick applications adaptable to large sub-marine structures. Additionally, the Company is working with ABB Offshore Technology, a division of ASEA Brown Boveri S.A., to develop offshore well-head covers and pipeline protection structures. The Company is also in negotiations with Norsk Hydro A.S., one of the largest North Sea oil operators, concerning jointly enhancing the use of composite structures in the off-shore oil industry.

    The Company also has a corporate collaboration with Vetrotex CertainTeed Corp. ("Vetrotex"), the U.S. fiberglass manufacturing arm of Saint Gobain S.A., the largest materials and construction company in Europe. This collaboration includes a significant equity ownership by Vetrotex in the Company, a supply relationship whereby the Company purchases a majority of its fiberglass needs from Vetrotex and an understanding allowing the Company to have access to certain new products from Vetrotex which the Company believes to be of significant importance for its own new product development.

    The Company maintains two manufacturing facilities, one in Maine and the other (its recently acquired ATI facility) in Texas. During 1996, the Company moved its Maine operations into a new, state-of-the-art, 50,000 square foot manufacturing facility. The Company was organized as a Maine corporation in 1984 and began operations in 1985. The Company's executive offices are located at 43 Bibber Parkway, Brunswick, Maine 04011 and its telephone number is (207) 729-7792.




                                       4




                               THE OFFERING

Common Stock Offered by
  the Company ............  2,250,000 shares

Shares of Common Stock
  Outstanding (1)


  Before Offering ........  5,463,448

  After Offering .........  7,713,448

Use of Proceeds ..........  Purchase  of capital  equipment,  repayment  of bank debt, research and development expenditures, payment of $3.6 million of the principal amount of the convertible note issued in connection with the acquisition of Advanced Textiles, Inc., potential additional acquisitions, potential purchase of the Company's current manufacturing facilities and general working capital purposes. See "USE OF PROCEEDS."


Risk Factors .............  The securities  offered hereby involve a high degree of risk and immediate and substantial dilution. See "RISK FACTORS" and "DILUTION."

Proposed Nasdaq symbol ...  "BTIC"

----------


(1) Includes an estimated 4,603,560 shares to be issued to holders of outstanding shares of the Company's preferred stock, no par value (the "Preferred Stock") upon the conversion of all of the outstanding shares of the Preferred Stock into Common Stock, 2,000 shares to be issued to two directors-elect of the Company, and an estimated additional 273,148 shares to be issued to the holders of Preferred Stock in payment of accrued dividends (estimated as of November 26, 1996), all to occur concurrently with the consummation of the Offering, but does not include (a) a total of 1,006,395 shares of Common Stock reserved for issuance upon the exercise of stock options granted under the Company's 1991 Stock Option Plan and 1994 Stock Option Plan (the "Plans"), (b) a total of 527,786 shares of Common Stock reserved for issuance pursuant to the exercise of warrants outstanding as of October 31, 1996 (consisting of 157,500 shares of Common Stock issuable pursuant to warrants to be issued to the Representative in connection with a Financial Advisory Agreement discussed herein below, and 370,286 shares of Common Stock to be issued pursuant to warrants held by certain stockholders and assuming a cashless exercise of such warrants by such stockholders), (c) 856,700 shares reserved for issuance upon the exercise of options available under the Plans but not yet granted under the Plans and (d) a total of 521,179 shares of Common Stock issuable to Burlington (assuming an Offering price of $7.00 per share) upon conversion (after October 30, 1997) of an outstanding interest-bearing convertible subordinated promissory note (the "Convertible Note") in the principal amount of $3,648,250 (after payment in cash of 50% of the outstanding principal amount of the Convertible Note following the completion of the Offering). The weighted average exercise price of the options and warrants to purchase Common Stock described above is $1.28 per share. See "DIVIDEND POLICY," "BUSINESS -- Acquisition of Advanced Textiles, Inc.," "MANAGEMENT -- Stock Option Plans," "CERTAIN TRANSACTIONS," "PRINCIPAL STOCKHOLDERS," "DESCRIPTION OF CAPITAL STOCK AND CERTAIN INDEBTEDNESS," and "UNDERWRITING."



                                       5



             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:

                       BRUNSWICK TECHNOLOGIES, INC.

                                                     YEAR ENDED                     NINE MONTHS ENDED
                                                    DECEMBER 31,                      SEPTEMBER 30,         COMPANY PRO FORMA(1)
                                                    ------------                      -------------         --------------------
                                                                                                                        NINE MONTHS
                                                                                                          YEAR ENDED       ENDED
                                                                                                         DECEMBER 31,  SEPTEMBER 30,
                                     1991     1992     1993     1994      1995        1995        1996       1995          1996
                                     ----     ----     ----     ----      ----        ----        ----       ----          ----
                                                                                  (UNAUDITED)              (UNAUDITED)   (UNAUDITED)
Net sales                           $2,625   $4,701   $6,376   $9,596   $15,476     $11,033     $13,423      $26,444        $21,381
Cost of goods sold                   2,215    3,700    4,996    7,382    11,979       8,489      10,365       21,218         16,930
Gross profit                           410    1,001    1,380    2,214     3,497       2,544       3,058        5,226          4,451
Other operating expenses               736      971    1,258    1,874     2,492       1,787       2,441        3,441          3,069
Moving costs                          --       --       --       --           9       --            248            9            248
Facility repair costs                 --       --       --       --         150       --           (148)         150           (148)
Operating income (loss)               (326)      30      122      340       846         757         517        1,626          1,282
Other income (expense), net            (95)     (27)     (11)     (26)      (61)        (27)         98         (455)          (179)
Income (loss) before income taxes     (421)       3      111      314       785         730         615        1,171          1,103
Income tax benefit (expense)          --       --       --       --         122         113        (222)       1,638           (415)
Net income (loss)                     (421)       3      111      314       907         843         393        2,809            688
Preferred stock dividend              --       (269)    (450)    (450)     (450)       (338)       (338)       --              --

Accretion of preferred stock
  redemption value                    --        (51)     (71)     (76)      (82)        (61)        (66)       --              --

Net income (loss) attributable to
  common stock                      $ (421)  $ (317)  $ (410)  $ (212)  $   375     $   444     $   (11)     $ 2,809       $    688
                                    ======   ======   ======   ======   =======     =======     =======      =======       ========
Pro forma earnings per common share                                     $  0.14                 $  0.06      $  0.31       $   0.08
                                                                        =======                 =======      =======       ========
Pro forma weighted average common
  shares outstanding                                                      6,715 (2)               6,785 (2)    8,973          9,043
                                                                          =====                   =====        =====          =====


                                       ADVANCED TEXTILES, INC. FISCAL YEAR ENDED
                                       -----------------------------------------

                                                 OCTOBER 3,      OCTOBER 2,        OCTOBER 1,    SEPTEMBER 30,    SEPTEMBER 28,
                                                 ------------------------------------------------------------------------------
                                                  1992              1993              1994            1995             1996
                                                  ----              ----              ----            ----             ----
                                               (UNAUDITED)      (UNAUDITED)
Net sales                                        $ 7,959           $8,415           $10,043         $11,169          $10,570
Cost of goods sold                                 7,324            7,540             9,040           9,574            8,504
                                                   -----            -----             -----           -----            -----
Gross profit                                         635              875             1,003           1,595            2,066
Other operating expenses                             747              741               938             890              939
                                                     ---              ---               ---             ---              ---
Operating income (loss)                             (112)             134                65             705            1,127
Other income (expense), net                         (161)             (38)              (31)            (21)               7
                                                    ----            -----             -----           -----           ------
Litigation settlement                             (3,400)            --               --              --               --
Income (loss) before income taxes                 (3,673)              96                34             684            1,134
Income tax benefit (expense)                       --                --               --              1,493             (429)
                                                  ------           ------           -------         -------          -------
Net income (loss)                                $(3,673)          $   96           $    34         $ 2,177          $   705
                                                 -------           ------           -------         -------          -------

PRO FORMA COMBINED BALANCE SHEETS:                                                                SEPTEMBER 30, 1996
                                                                                                  ------------------
                                                                                      BRUNSWICK           ADVANCED      PRO FORMA(1)
                                                                                  TECHNOLOGIES, INC.   TEXTILES, INC.      COMBINED
                                                                                  ------------------   --------------      --------
                                                                                                                         (UNAUDITED)
Working capital                                                                        $   808             $2,235          $ 12,741
Total assets                                                                             8,738              3,754            27,878
Long-term liabilities                                                                    1,359               --               5,428
Total liabilities                                                                        4,647                704             9,586
Preferred stock                                                                          6,473               --               --
Stockholders' equity (deficit)                                                         $(2,382)            $3,050           $18,292



----------
(1)  Adjusted to give effect to the sale by the Company of  2,250,000  shares of
     Common  Stock at an  assumed  Offering  price of $7.00  per  share  and the application  of the  estimated  net  proceeds  therefrom  (after  deducting discounts,  allowance and offering  expenses).  See "USE OF PROCEEDS." Also adjusted to reflect the acquisition of Advanced  Textiles,  Inc. on October
     30, 1996 and the pro forma  combination  of the results of  operations  and financial  condition  of the  Company  and ATI.  See  "UNAUDITED  PRO FORMA
     CONDENSED COMBINED FINANCIAL STATEMENTS."

(2) Calaculation is shown in Note 1 to Notes to Financial Statements of the Company.

                                        6


                                  RISK FACTORS

    The purchase of shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following factors, in addition to the other information set forth herein, in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.


    POSSIBLE FLUCTUATIONS IN OPERATING RESULTS, CYCLICAL NATURE OF END-PRODUCT MANUFACTURER INDUSTRIES, SEASONALITY AND SUPPLY FACTORS. Many of the purchasers of end-products produced with the Company's composite reinforcement fabrics are engaged in cyclical industries, including the marine industry which has accounted for approximately 80% of the Company's net sales, due to the effects of general economic conditions or other factors. The Company has also experienced a seasonal effect on its sales to a certain extent with respect to marine industry and winter sports products. In addition, the Company's sales have varied from period to period as a result of fluctuations in the general availability of fiberglass used by the Company in its manufacturing process. When supplies of fiberglass are short, the Company's distributors and end-product manufacturers order additional inventory of composite reinforcement fabrics to ensure availability of product. When the supply of fiberglass later improves, the Company's sales may decline due to decreasing demand by its distributors and end-product manufacturers as a result of their build-up of excess inventory during the period when fabric availability was tight. In the first quarter of 1996, the Company's net sales were increased by its distributors building their inventory levels to cushion against the supply shortage that was industry wide throughout 1995. In the second quarter of 1996, the Company's distributors reduced their inventory in response to the general availability of fiberglass, thereby contributing to a reduction in the Company's net sales to $4.4 million from $4.7 million in the first quarter of 1996. A decrease in net sales to $4.24 million occurred for the same reasons in the third quarter. Management estimates that during the second and third quarters of 1996 its distributors maintained an approximate three-week supply of composite reinforcement fabrics as opposed to an approximate twelve-week supply in the first quarter of 1996. Management expects this trend towards returning to more typical inventory levels to continue through the fourth quarter of 1996 and thereafter as long as the supply of fiberglass remains plentiful. The impact of the cyclicality and/or seasonality of the end-product manufacturing industries using the Company's products, fiberglass supply and related inventory factors or other factors affecting the purchasing decisions of end-product manufacturers, could adversely affect the Company's net sales. This may result in fluctuations in the Company's results of operations, may make it more difficult for the Company to accurately forecast its financial requirements and may result in fluctuations in the market price of the Common Stock. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

    DEPENDENCE ON FEW FIBERGLASS SUPPLIERS. There are only three significant suppliers from which the Company may purchase its fiberglass requirements. Vetrotex, a stockholder of the Company, currently supplies more than half of the Company's fiberglass requirements, with the remainder being supplied primarily by a single other vendor. A supply agreement which the Company had entered into with Vetrotex expired on August 25, 1996, but the Company is continuing to purchase more than 50% of its supply from Vetrotex upon substantially the same terms as set forth in the former agreement. Although the Company is not under supply pressures to enter into a new supply agreement due to the current general availability of fiberglass in the marketplace, the Company and Vetrotex have each expressed an interest in negotiating an extension of their agreement. The Company intends to enter into contracts with one or two other suppliers to ensure a continuing supply of fiberglass, but there can be no assurance that the Company will be successful in its efforts to secure such agreements. One of the two other significant fiberglass suppliers holds a 50% equity interest in one of the Company's primary competitors. The Company's ability to operate and to increase its revenues is dependent upon its ability to obtain an adequate supply of fiberglass and may be limited by competition for the same source of supply. Suppliers of fiberglass may not be able to supply the quantity, quality or variety of inventory that the Company requires in a timely manner or on price terms favorable to the Company. The failure or inability of any of the major suppliers to produce for any significant period due to labor problems, furnace meltdown or other equipment problems, or any other reason, could also have a materially adverse effect on the available supply of fiberglass required by the Company. The failure to obtain an adequate supply or a substantial increase in the cost of fiberglass would have a material adverse effect on the Company. See "BUSINESS -- Supply" and "-- Backlog."


                                       7




    DEPENDENCE ON FOUR PRINCIPAL DISTRIBUTORS. Although the Company primarily markets its products directly to end-product manufacturers which sell to consumers, approximately 90% of the Company's sales are made through distributors. Four distributors accounted in the aggregate for 85%, 89% and 78% of the net sales of the Company (not including ATI) for the fiscal years ended December 31, 1993, 1994 and 1995, respectively. Each of the four distributors accounted for more than 10% of the net sales of the Company (not including ATI) during such period. Four of ATI's distributors accounted in the aggregate for 76%, 75% and 80% of ATI's net sales for the fiscal years ended October 1, 1994, September 30, 1995 and September 28, 1996, respectively. One of ATI's distributors accounted for approximately 53% of ATI's net sales for its fiscal year ended September 28, 1996. Management believes that one or more of the Company's competitors may, due to the Company's acquisition of ATI, seek to engage in distribution arrangements with one or more of ATI's distributors which, if successful, could have a material adverse effect upon the Company. The Company does not have written contracts with any of its distributors, which the Company believes is consistent with industry practice. The Company's distributors also sell products that are competitive with the products supplied by the Company. The loss of any of its major distributors would have a material adverse effect on the Company. See "BUSINESS -- Marketing and Sales."

    INTEGRATION OF OPERATIONS AS THE RESULT OF ACQUISITION OF ATI. If the Company is to realize the anticipated benefits of its recent acquisition of ATI, ATI's operations must be integrated and combined efficiently and effectively with those of the Company. The process of rationalizing manufacturing, supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger and geographically expanded entity with additional fabric products, will present a significant challenge to the Company's management. There can be no assurance that the integration process will be successful or that the anticipated benefits of this acquisition will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business of the Company. The difficulties of integration may be increased by the necessity of coordinating geographically separated manufacturing operations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that the Company will be able to achieve any expense reductions through the removal of duplicative expenses or through economies of scale, that there will not be substantial costs associated with any such reductions or that such reductions will not result in a decrease in revenues or that there will not be other material adverse effects on the Company of these integration efforts. Such effects could also materially reduce the short-term earnings of the Company. See "BUSINESS -- Acquisition of Advanced Textiles, Inc."


    DEPENDENCE ON PRODUCT AND PROCESS INNOVATION; MARKET ACCEPTANCE. The Company's ability to continue its revenue growth will be dependent upon its ability to continue both product and process innovation through research and development and other means. In order to remain competitive, the Company must maintain the engineering and technical capability to respond to customer demands for new and improved versions of its current products at competitive prices. The Company has invested, and intends to continue to invest, in the development and refinement of its production processes in order to reduce costs and expand its capability to produce a broader range of products. Wood, concrete and steel products may cost less than products using the Company's reinforcement fabrics. No assurance can be given that the Company will achieve further market acceptance of its products, that it will be successful in developing new products or that such products will be accepted by end-product manufacturers due to quality or cost considerations. See "BUSINESS -- Product Engineering, Manufacturing and Development."


    COMPETITION. There is no single competitor that produces materials with the same characteristics as all of the Company's products. However, there are other products in the marketplace which compete with each of the Company's products.
Wood, concrete and steel products may cost less than products using the Company's reinforcement fabrics. The Company believes that there are only two other companies, Johnston Composite Industries, a subsidiary of Johnston Industries Inc., and Knytex, Inc., a joint venture between Owens-Corning
Fiberglass and Hexcel Corporation, using a weft-insertion or stitchbonding process that have significant shares of the weft-inserted and stitchbonded composite reinforcement fabrics market. Although the Company believes that it is one of the largest suppliers in the United States market for composite reinforcement fabrics, it believes that each of its significant competitors has greater financial, marketing and operating resources than the Company. Although the Company relies on certain proprietary information and believes that there is no equipment currently


                                       8


commercially available that is able to duplicate, through the same one-step production process, the fabrics produced by the Company, there is equipment available to produce fabrics possessing certain of the characteristics of products required by composite manufacturers. As existing barriers to the market are not prohibitive, others may enter the marketplace to compete with the Company and these additional competitors may have resources greater than those of the Company. Management also believes that one or more of the Company's competitors may, due to the Company's acquisition of ATI, seek to engage in distribution arrangements with one or more of ATI's distributors which, if successful, could have a material adverse impact upon the Company. Competition in the fiberglass industry is based upon price, quality and design innovation as well as marketing and distribution strategies. There can be no assurance that the Company's products will be able to compete successfully with other products available for the same applications. See "BUSINESS -- Competition."

    RISKS RELATING TO GROWTH AND EXPANSION; LIMITS ON CAPITAL EXPENSES. If the Company's revenues and earnings grow rapidly, such growth may significantly strain the Company's management and its operational and technical resources. If the Company is successful in rapidly obtaining greater market penetration with its products, the Company will be required to deliver increasing volumes of highly complex products to its customers on a timely basis at a reasonable cost to the Company. No assurance can be given that the Company's efforts to expand its manufacturing activities will be successful or that the Company will be able to satisfy increased production demands on a timely and cost-effective basis. The Company's success will also depend, in part, upon its ability to provide its customers with engineering, manufacturing, marketing and other support. Efforts to expand the Company's manufacturing capacity and support therefor could require significant additional personnel; no assurance can be given that the Company will be able to attract and retain such personnel. In addition to the levels of support currently provided, including the ability to modify its technology and products to meet end-product manufacturer requirements, the Company will also be required to continue to improve its operational, management and financial systems and controls. Failure to manage possible growth could have a material adverse effect on the Company. In connection with the industrial development financing underlying the construction of the facility leased by the Company in Brunswick, Maine, the Company was required, pursuant to Internal Revenue Code requirements, to agree to limit certain capital expenditures through the period ending December 12, 1998. The restrictions are applicable to capital expenditures (whether incurred by the Company, its affiliates or unaffiliated parties) with respect to the Company's (or the Company's affiliates') facilities or property located in the Town of Brunswick. As of September 30, 1996 additional capital expenditures of up to approximately $6.0 million may be incurred in Brunswick through December 12, 1998. Management believes that the anticipated capital expenditures through the relevant period will not exceed that amount, although if the Company's plans change, the limit could restrict desired activities. The Company also has the option to lease equipment, in lieu of purchasing such equipment, as equipment leases are generally not restricted by the limitations. Further, if the Company were to purchase the Brunswick facility and the bonds used to finance it were repaid (which repayment would require the consent of the holders of such bonds), the capital expenditures restriction would be terminated. In addition, in connection with the acquisition of ATI and the issuance to Burlington of the Convertible Note, Burlington agreed to subordinate its debt to the Company's senior lenders in an amount not to exceed $7,500,000 plus the amount of any principal payments made to Burlington. Therefore, if the Company should desire to obtain financing arrangements which would require a senior position for more than such amount, the Company would be required to obtain Burlington's consent or pay Burlington to the extent necessary. See "USE OF PROCEEDS," "BUSINESS -- Products" and "PRODUCT ENGINEERING, MANUFACTURING AND DEVELOPMENT."

    BROAD DISCRETION OVER USE OF PROCEEDS; POSSIBLE ACQUISITIONS. The Company plans to repay its bank debt with a portion of the net proceeds of the Offering and, as required by the terms of the Convertible Note, to pay to Burlington $3,648,250, or 25.8% of the estimated net proceeds, in outstanding principal under such Convertible Note. At September 30, 1996 term and revolving bank debt aggregated approximately $2.0 million or 14% of the estimated net proceeds. An additional $3.0 million or 21.2% of the estimated net proceeds has been allocated to the purchase of capital equipment through December 31, 1998. However, the Company may also use a portion of the net proceeds for additional acquisitions to broaden its product line as well as manufacturing capacity, product market coverage, and distribution channels. The


                                       9


Company may make other acquisitions in the future. Acquisitions require significant financial and management resources both at the time of the transaction and during the process of integrating the newly acquired business into the Company's operations. The Company's operating results could be adversely affected if it is unable to successfully integrate such new companies into its operations. Future acquisitions by the Company could also result in potentially dilutive issuances of securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability. Certain of the net proceeds will also be used to fund working capital, as well as the Company's research and development efforts. The Company may also consider purchasing its manufacturing facility in Brunswick, Maine. Management will have broad discretion in allocating and applying such proceeds and the Company's stockholders may not have an opportunity to review or vote upon the terms of these unspecified expenditures or review the financial statements of any businesses which may be acquired. The Company has no commitments or agreements with respect to any additional acquisition, joint venture or licensing of any technology other than those specifically identified in this Prospectus. No assurance can be given that the Company can successfully complete any additional acquisitions or that any such acquisitions would not have a material adverse effect on the Company. See "USE OF PROCEEDS."

    RISK OF POTENTIAL PRODUCT LIABILITY CLAIMS. As a manufacturer of components used in products which include boats, skis and diving boards, the Company is subject to the potential risks of product liability claims. Although the Company maintains insurance coverage against such liabilities, any such claim against the Company might exceed the amount of such insurance coverage or fall outside the scope of such coverage. A successful product liability claim or series of claims could have a material adverse effect on the Company.


    CONCENTRATION OF MANUFACTURING FACILITIES. The Company's manufacturing operations are conducted at, and substantially all of the Company's inventory is maintained in, two facilities, one in Brunswick, Maine and the other in Seguin, Texas. Any significant casualty loss to, or extended interruption of operations at, either facility would have a material adverse effect on the Company. Replacement of the Company's customized manufacturing equipment could take several months and would have a material adverse effect on the Company. See "BUSINESS -- Property."


    INTELLECTUAL PROPERTY. Although the Company has three registered trademarks and owns two patents, it relies almost entirely upon unpatented technology in its production processes. The Company relies in part upon state and federal trade secrets and unfair competition laws to protect its intellectual property. There can be no assurances that the Company can adequately protect its rights in such unpatented proprietary technology or that others will not independently develop substantially equivalent or better proprietary information or techniques, or otherwise gain access to the Company's proprietary technology or that others will disclose such technology. The Company will continue to seek additional protection for newly developed intellectual property as deemed appropriate. There can be no assurance as to the breadth or degree of protection which existing or future trademarks, patents and copyrights may afford the Company, that any trademark or patent application will result in issued trademarks or patents, or that the Company's intellectual property will not be circumvented or invalidated. Foreign intellectual property laws may not adequately protect the Company's intellectual property. There can be no assurance that the Company's products do not or will not violate the proprietary rights of others, that the Company's intellectual property would be upheld if challenged, or that the Company would not be prevented from using its intellectual property, any of which occurrences could have an adverse effect on the Company. The Company received a notice from a competitor in 1987 with respect to an alleged infringement of certain of the competitor's patents. The Company denied the allegations and has received no further communications from the competitor since a meeting was held with representatives of the alleging party in 1992. In addition, the Company may not have the financial resources necessary to enforce or defend its trademarks, patents and copyrights at the time of any apparent infringement or of any challenge. See "BUSINESS -- Intellectual Property."

    DEPENDENCE UPON KEY PERSONNEL. The success of the Company will be largely dependent on the personal efforts of Martin S. Grimnes, William M. Dubay, Robert
R. Fuller and Thomas L. Wallace. The Company does not have any employment agreements with any of these employees. The loss of the


                                       10


services of any of these individuals would have a material adverse effect on the Company. The Company is the owner and beneficiary of a "key man" life insurance policy on each of Messrs. Grimnes and Dubay in the amount of $1 million each. See "MANAGEMENT."

    CONTROL BY EXISTING STOCKHOLDERS. Upon the consummation of the Offering, the current stockholders of the Company will beneficially own approximately 71% of the outstanding shares of Common Stock (assuming no exercise of outstanding stock options or warrants or conversion of the Convertible Note). Accordingly, these stockholders, acting together, will be able to elect all of the Company's directors and, generally, to direct the affairs of the Company. Mr. Grimnes and four representatives of major stockholders are currently Directors of the Company. The Board of Directors has elected Mr. Dubay to replace one of the representatives of a major stockholder who will be resigning, and the Board has also elected two additional directors (both of whom will be independent), with both actions effective as of the consummation of the Offering. The Board of Directors has also agreed that, at the next annual meeting of the Company, (i) it will recommend to the stockholders to increase the size of the Board to nine directors, and (ii) nominate for election two other persons to the Board. The four remaining incumbent directors and Mr. Dubay will constitute a majority of the Board of Directors following the Offering. Voting together, these directors could effectively block any major corporate transactions, such as a merger or sale of substantially all of the Company's assets, that under Maine law requires the affirmative vote of holders of a majority of the outstanding Common Stock of the Company. See "MANAGEMENT," "PRINCIPAL STOCKHOLDERS" and "DESCRIPTION OF CAPITAL STOCK AND CERTAIN INDEBTEDNESS."

    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price. Such dilution at September 30, 1996, would have been equal to $5.29 per share or 76% of an assumed Offering price of $7.00 per share. See "DILUTION."

    ABSENCE OF PUBLIC MARKET; ARBITRARY DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF SHARE PRICE. Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price has been arbitrarily determined by negotiations between the Company and the Underwriters and represents a substantial increase in value over the exercise price of certain outstanding options and warrants to purchase Common Stock issued as recently as September, 1995. The Offering price does not necessarily bear any relationship to the Company's assets, book value, total revenue or other established criteria of value and should not be considered indicative of the actual value of the Common Stock. There can be no assurance that an active trading market will develop and continue after completion of the Offering or that the market price of the Common Stock will not decline below the public offering price. Stock prices for many companies fluctuate widely for reasons which can be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, such as a recession or military conflict, may also have a material adverse effect on the market price for the Common Stock. See "UNDERWRITING."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market following the completion of the Offering could have an adverse effect on the market price of the Common Stock. There will be approximately 7,713,448 shares of Common Stock outstanding immediately after the Offering, including the 2,250,000 shares offered hereby. Upon completion of the Offering, all of the shares of Common Stock offered hereby will be eligible for public sale without restriction, except for shares purchased by affiliates (those controlling or controlled by or under common control with the issuer and generally deemed to include officers and directors) of the Company. The 5,463,448 shares of Common Stock that will be owned by the Company's current stockholders following the Offering, including (I) 4,603,560 shares of Common Stock to be issued to existing holders of Preferred Stock upon conversion of their shares of Preferred Stock,(II) 2,000 shares to be issued to the two directors-elect of the Company upon the consumation of the Offering, and (III) an estimated 273,148 shares of Common Stock to be issued to the holders of Preferred Stock in payment of accrued dividends (estimated as of November 26, 1996) concurrently with the completion of the Offering (the "Dividend Shares"), are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended, (the "Securities Act"). Subject to the volume and holding period limitations of Rule 144, and the "lock-up" agreements described below all currently outstanding shares of Common Stock


                                       11

will be eligible for sale under Rule 144 beginning 90 days after the commencement of the Offering. As of October 31, 1996, 5,139,290 shares would be eligible for sale subject to the volume limitations of Rule 144; of that
5,139,290 shares, 448,240 shares would be eligible for sale under Rule 144(k) without volume limitations. The Dividend Shares, an aggregate of 527,786 shares issuable under warrants outstanding as of the closing of the Offering, 7,670 shares issued to Peter L. DeWalt in October 1996 and 521,179 shares issuable upon conversion of the Convertible Note (assuming an Offering price of $7.00 per share) after the offering will be eligible to trade under Rule 144 on the second anniversary of their issuance subject to volume and other limitations. The 1,006,395 shares of common stock issuable under outstanding options, if exercised, and 112,905 shares (including 80,730 shares eligible for sale under Rule 144) issued upon the exercise of previously granted stock options would be tradable 90 days after the commencement of the Offering under Rule 701 of the Securities Act. All existing holders of the Company's capital stock have been granted registration rights by the Company pursuant to which they may as a group on two occasions demand that the Company register the resale of all or a portion of their Common Stock and may otherwise "piggyback" upon certain registrations by the Company of its securities. Burlington has been granted equivalent registration rights with respect to the 521,179 shares of Common Stock issuable after October 30, 1997 under the Convertible Note if converted by Burlington. The holders of all shares of Common Stock outstanding immediately prior to the closing of the Offering, the holders of all options and warrants to purchase Common Stock and Burlington have agreed not to sell or otherwise dispose of any of their shares of Common Stock, or exercise registration rights with respect to such stock, for a period of 13 months after the closing of the Offering without the prior written consent of the Representative. The possibility that substantial amounts of Common Stock may be sold in the public market after the expiration of the thirteen month "lock-up" period may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. See "SHARES ELIGIBLE FOR FUTURE SALE."

    LACK OF DIVIDENDS. To date, the Company has not paid any dividends on either the Common Stock or Preferred Stock. Concurrently with the closing of the Offering, the Company will issue approximately 273,148 shares of Common Stock to the holders of its Preferred Stock in payment of accrued cash dividends which are expected to aggregate approximately $1,912,038 as of November 26, 1996. Under the terms of its existing bank loan agreements, the Company may not pay dividends without the consent of the lender. The Company currently intends to retain future earnings to finance the growth and development of the Company's business and does not anticipate paying any dividends in the foreseeable future. See "DIVIDEND POLICY."

    ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK. The Company's Restated Articles of Incorporation permit it to issue undesignated "blank-check" preferred stock ("New Preferred Stock"). Accordingly, shares of the Company's New Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. Such rights, privileges and preferences could include preferential voting rights, dividend rights in excess of those provided to holders of Common Stock, and conversion rights, redemption privileges or liquidation preferences not available to holders of Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any New Preferred Stock that may be issued in the future. The issuance of New Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The provision also may limit the price that certain investors may be willing to pay in the future for shares of the Common Stock. The Board's ability to issue New Preferred Stock may have a depressive effect on the market price of the Common Stock, may deter or prevent a change of control of the Company, and may reduce the premium to shareholders in a change of control transaction. The Company has no present plans to issue any shares of its New Preferred Stock. See DESCRIPTION OF CAPITAL STOCK AND CERTAIN INDEBTEDNESS."



                                       12



                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock offered hereby at an assumed Offering price of $7.00 per share are estimated to be approximately $14.1 million (approximately $16.3 million if the Representative's over-allotment option is exercised in full), after deducting underwriting discounts and estimated additional Offering expenses of approximately $500,000 payable by the Company, which includes the Representative's expense allowance. The Company intends to use the net proceeds of the Offering to expand its manufacturing capacity through the purchase of additional capital equipment estimated to aggregate approximately $3.0 million over the next two years, repay in full its existing term and revolving bank debt aggregating approximately $2.25 million at October 31, 1996, and otherwise for general corporate purposes, including research and development and possible additional acquisitions of complementary businesses and product lines. In addition, the terms of the Convertible Note require that the Company pay approximately $3.65 million, an amount equal to half of the outstanding principal amount of the Convertible Note to the holder thereof, no later than May 30, 1997. The Company is also obligated to pay Burlington an additional $100,000 on December 15, 1996 in connection with the acquisition of ATI. The Company also expects to invest over $100,000 in capital machine improvements at ATI's plant in Texas.

    The Company's $1.425 million term equipment loan bears interest, at the Company's option, at the prime rate or the London Interbank Offered Rate ("LIBOR") plus 2.25%. The Company's revolving line of credit, with approximately $831,000 outstanding as of October 31, 1996, bears interest, at the Company's option, at the prime rate or LIBOR plus 1.75%. As of September 30, 1996 the Company had elected (i) a nine month LIBOR rate on the equipment loan which will be effective through March 1, 1997 and which equals an "all-in" rate of 8%, and
(ii) to pay interest at the prime rate (8 1/4 %) on borrowings under the line of credit. The Company borrowed amounts under the line of credit for working capital purposes, primarily to finance increases in inventory balances in 1996.

    The Company may consider purchasing its manufacturing facility in Brunswick, Maine. The Company has had discussions with several parties regarding additional acquisitions, but has no agreements or commitments with respect to any such additional acquisitions. Pending the uses described above, the proceeds of the Offering will be invested in short-and medium-term investment-grade, interest-bearing securities.

    In addition to its desire to make the expenditures described above, the Company chose to proceed with the Offering at this time because it believes current market conditions are favorable for equity offerings of issuers similar to the Company, because it would like to create liquidity for its current stockholders and employees, many of whom have owned Common Stock, or options to purchase Common Stock, for a number of years, and because it believes a public market for the Common Stock will enable it to better take advantage of acquisition and other opportunities (such as the acquisition of ATI) where it can use shares of Common Stock as consideration. Management also believes that the net proceeds from the Offering will enable the Company to increase its domestic market share and fuel expansion in foreign markets.


                              DIVIDEND POLICY


    To date, the Company has not paid any dividends on either the Common Stock or the Preferred Stock. Concurrently with the closing of the Offering, all of the outstanding shares of Preferred Stock will convert to 4,603,560 shares of Common Stock and the Company will issue an estimated 273,148 shares of Common Stock (assuming payment as of November 26, 1996) to the holders of the Preferred Stock in payment of accrued cash dividends which will equal in the aggregate an estimated $1,912,038 as of November 26, 1996. The Company currently intends to retain future earnings to finance the growth and development of the Company's business and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors. Under the terms of its existing bank loan agreements, the Company may not pay dividends without the consent of the lender.



                                       13



                                    DILUTION


    The difference between the public offering price per share of Common Stock and the pro forma net tangible book value per share of the Company after the Offering constitutes the dilution per share to investors in the Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock (adjusted to give effect to (i) a 65:1 stock split; (ii) the conversion of the Preferred Stock outstanding at September 30, 1996 into 4,603,560 shares of Common Stock; (iii) 2,000 shares to be issued to directors-elect upon consumation of the offering; and (iii) the issuance of an estimated 273,148 shares of Common Stock in payment of accrued Preferred Stock dividends of $1,912,038 (estimated as of November 26, 1996); all to be effected prior to the closing of the Offering).

    At September 30, 1996, the net tangible book value of the Company, after combining on a pro forma basis the accounts of Advanced Textiles, Inc. with those of the Company, was ($978,000) or ($0.18) per share of Common Stock. After giving effect to the sale by the Company of the 2,250,000 shares of Common Stock offered hereby at an assumed Offering price of $7.00 per share (less underwriting discounts and estimated expenses of the Offering), the pro forma net tangible book value of the Company at September 30, 1996, would have been approximately $1.71 per share, representing an immediate increase in net tangible book value of $1.89 per share to existing stockholders and immediate dilution of $5.29 per share to investors in the Offering.


 Assumed initial public offering price per share ........................            $ 7.00

  Net tangible book value per share at September 30, 1996 ...............    $(0.18)
  Increase per share attributable to new investors ......................    $ 1.89
Pro forma net tangible book value per share after Offering ..............             $1.71
                                                                                      -----
Dilution of pro forma net tangible book value per share to new investors              $5.29
                                                                                      =====

    The following table sets forth, on a pro forma basis at September 30, 1996, a comparison of the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by existing stockholders and to be paid by new investors purchasing Common Stock in the Offering at an assumed Offering price of $7.00 per share:

                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                        ----------------      -------------------
                                                                                      AVERAGE
                                                                                     PRICE PER
                                        NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                        ------     -------     ------      -------     -----
Existing stockholders .............    5,463,448     70.8%   $ 6,874,284     30.4%     $1.26
New investors .....................    2,250,000     29.2%   $15,750,000     69.6%     $7.00
                                       ---------     ----    -----------     ----
  Total ...........................    7,713,448    100.0%   $22,624,284    100.0%
                                       =========    =====    ===========    =====

    The information set forth in the preceding table assumes (i) no exercise of options to purchase a total of 1,006,395 shares of Common Stock that have been granted under the Plans; (ii) no exercise of warrants outstanding as of the closing of the Offering to purchase an aggregate of 527,786 shares of Common Stock; (iii) no exercise of additional options which may be granted in the future under the Plans to acquire up to 856,700 shares of Common Stock and (iv) no conversion of the Convertible Note into 521,179 shares of Common Stock (assuming an Offering price of $7.00 per share). See "MANAGEMENT -- Stock Option Plans," "DESCRIPTION OF CAPITAL STOCK AND CERTAIN INDEBTEDNESS," and "UNDERWRITING."



                                       14





                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at September 30, 1996 on an actual basis, on a pro forma basis reflecting the acquisition of ATI, and as adjusted to give effect to (i) the sale of the 2,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $7.00 per share; (ii) the conversion of the outstanding Preferred Stock into 4,603,560 shares of Common Stock concurrently with the consummation of the Offering; (iii) the issuance of 273,148 shares of Common Stock in payment of accrued Preferred Stock dividends concurrently with the consummation of the Offering (estimated as of November 26, 1996); and (iv) liquidation of all bank debt, payment of $3,648,250 (50% of the outstanding principal amount of the Convertible Note) and the increase of the Company's working capital with the remainder of the estimated net proceeds of the Offering. The information set forth below should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

                                                             SEPTEMBER 30,1996
                                                             -----------------
                                                                        PRO FORMA
                                                             ACTUAL      COMBINED    AS ADJUSTED
                                                             ------      --------    -----------
                                                                        (UNAUDITED)
                                                                        -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Note payable to a bank ..................................   $   602     $   602     $  --
Current installments of long term debt ..................       140         232           92
Convertible note ........................................     --          7,296        3,648
Long-term debt ..........................................     1,296       1,717          421
Convertible preferred stock .............................     6,473       6,473        --
Stockholders' equity (deficit)(1):
  Preferred stock, $10.00 par value; 1,000,000 shares
   authorized; no shares outstanding ....................     --          --
  Common  Stock; $0.0001 par value; 20,000,000 shares
   authorized; shares outstanding -- 583,520 actual;
   591,240 pro forma; 7,719,948 as adjusted(2) ..........       406         460       21,080
  Accumulated deficit ...................................    (2,788)     (2,788)      (2,788)
                                                             ------      ------       ------
  Total stockholders' equity (deficit) ..................    (2,382)     (2,328)      18,292
                                                             ------      ------       ------
    Total capitalization ................................   $ 6,129     $13,992      $22,453
                                                            =======     =======      =======

-----------
(1) The information set forth in the preceding table assumes (i) no exercise of options to purchase a total of 1,006,395 shares of Common Stock that have been granted under the Company's 1991 Stock Option Plan and 1994 Stock Option Plan; (ii) no exercise of warrants outstanding as of the closing of the Offering to purchase an aggregate of 527,786 shares of Common Stock;
     (iii) no exercise of additional options which may be granted in the future under the Company's 1991 Stock Option Plan and 1994 Stock Option Plan to acquire up to 856,700 shares of Common Stock and (iv) no conversion of the Convertible Note. See "MANAGEMENT -- Stock Option Plans," "DESCRIPTION OF CAPITAL STOCK AND CERTAIN INDEBTEDNESS," and "UNDERWRITING."

(2) The 7,719,948 shares of Common Stock outstanding as of September 30, 1996 as adjusted include all of the shares of Preferred Stock then outstanding which will convert automatically, upon the closing of the Offering, to 4,603,560 shares of Common Stock, the 7,670 shares of Common Stock issued to Peter L. DeWalt on October 30, 1996, an additional 273,148 shares of Common Stock being issued to holders of Preferred Stock in payment of an estimated $1,912,038 in accrued cash dividends as of the closing of the Offering (estimated as of November 26, 1996); and 2,000 shares to be issued, the aggregate to two directors-elect.

                                       15





          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    On October 30, 1996, the Company acquired ATI for a total acquisition cost of $8,113,000 which included aggregate consideration of $7,863,000, payable through (I) the issuance of the Convertible Note, (II) the incurrence of a non-interest bearing obligation and (III) the issuance of shares of Common Stock, and estimated transaction costs of approximately $250,000. The Company intends to operate ATI as a subsidiary.

    The Unaudited Pro Forma Combined Financial Information gives effect to the acquisition of ATI under the purchase method of accounting using the assumptions and adjustments described in the accompanying Notes to Pro Forma Combined Financial Information and should be read in conjunction with the historical financial statements of the Company and ATI included elsewhere herein. The pro forma information does not purport to be indicative of the results which would have been reported if the above transaction had been in effect for the periods presented or which may result in the future.

    The Unaudited Pro Forma Condensed Combined Balance Sheet is presented to give effect to the acquisition of ATI as if it had occurred on September 30, 1996 and combines the balance sheet of the Company as of September 30, 1996 with that of ATI as of September 28, 1996. The Unaudited Pro Forma Condensed Combined Statements of Income assume the transaction occurred at the beginning of the fiscal year ended December 31, 1995 and combines the statements of income of the Company for the year ended December 31, 1995 and the nine months ended September 30, 1996 with the statements of income of ATI for the twelve months ended December 31, 1995 and the nine months ended September 28, 1996. See the
accompanying   Notes  to  Unaudited  Pro  Forma  Condensed   Combined  Financial
Statements.

The Unaudited Pro Forma Condensed Balance Sheet also assumes the closing of the Company's initial public offering as if it had occurred on September 30, 1996. See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

    The presentation of the Pro Forma Financial Information for ATI for the year ended December 31, 1995 combines the results of operations for ATI for the year ended September 30, 1995, adjusted by adding the results of operations of ATI for the quarter ended December 31, 1995 and omitting the results for the comparative quarter ended December 31, 1994. The revenues and net earnings omitted for the quarter ended December 31, 1994 were $2,411,000 and $99,000, respectively.



                                       16



              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS


                                                                     ADVANCED          BRUNSWICK
                                                                  TEXTILES, INC.   TECHNOLOGIES, INC.
                                                                  --------------   ------------------
                                                                  SEPTEMBER 28,      SEPTEMBER 30,        PRO FORMA     PRO FORMA
                                                                       1996               1996           ADJUSTMENTS     COMBINED
                                                                       ----               ----           -----------     --------

                                                                                           (IN THOUSANDS)
                                     ASSETS

Current assets:
   Cash and cash equivalents .................................       $   632           $    203        (B)   $ 10,760   $  10,699
                                                                                                       (A)      (896)
   Accounts receivable, net ..................................         1,040                962                             2,002

   Inventories ...............................................         1,266              2,549                             3,815

   Deferred income taxes and other current assets ............             1                382                  --           383
                                                                       -----                ---                  ----          --

     Total current assets ....................................         2,939              4,096                 9,864      16,899

Property, plant and equipment ................................         2,458              5,568         (A)      (908)      7,118

Less accumulated depreciation ................................         1,643              1,350                (1,643)      1,350

Net property, plant and equipment ............................           815              4,218                   735       5,768

Goodwill .....................................................                                          (A)     5,123       5,123

                                                                                                        (A)       (75)
Deferred charges and other assets ............................          --                  424         (B)      (261)         88
                                                                      -----                 ---                  ----          --

Total assets .................................................       $ 3,754           $  8,738              $ 15,386   $  27,878
                                                                     =======           ========              ========   =========
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Note payable to a bank ....................................       $  --             $    602              $  --      $     602
   Current portion of long-term debt .........................          --                  140                               140

   Amount due Burlington -- current ..........................                                          (A)        92          92

   Due to stockholder ........................................                            1,154                             1,154

   Accounts payable ..........................................           524                959         (A)       175       1,658

   Accrued liabilities .......................................           180                433         (A)      (101)        512

     Total current liabilities ...............................           704              3,288                   166       4,158

Amount due Burlington ........................................                                          (A)       421         421

Convertible subordinated note ................................                                          (A)     7,296       3,648

                                                                                                        (B)    (3,648)
Long term debt ...............................................                            1,296                             1,296

Deferred income taxes ........................................                               63                                63

Convertible preferred stock ..................................         --                 6,473         (C)    (6,473)      --
Stockholders' equity:
  Common stock ...............................................         6,029                406         (A)        54
                                                                                                        (B)    14,147
                                                                                                        (A)    (6,029)
                                                                                                        (C)     6,473      21,080

  (Accumulated deficit) ......................................        (2,979)            (2,788)        (A)     2,979      (2,788)
                                                                      ------             ------                 -----      ------
       Total stockholders' equity (deficit) ..................         3,050             (2,382)               17,624      18,292
                                                                       -----             ------                ------      ------

Liabilities and stockholders' equity .........................      $  3,754           $  8,738              $ 15,386    $ 27,878
                                                                    ========           ========              ========    ========



                                       17




      UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS


                                                     YEAR ENDED                                            NINE MONTHS ENDED
                                                 DECEMBER 31, 1995                                         SEPTEMBER 30, 1996
                                                 -----------------                                         ------------------
                          ADVANCED   BRUNSWICK                            ADVANCED   BRUNSWICK
                          TEXTILES, TECHNOLOGIES,   PRO FORMA  PRO FORMA  TEXTILES, TECHNOLOGIES,   PRO FORMA    PRO FORMA
                            INC.       INC.        ADJUSTMENTS  COMBINED    INC.        INC.       ADJUSTMENTS    COMBINED
                            ----       ----        -----------  --------    ----        ----       -----------    --------
                         (UNAUDITED)                                     (UNAUDITED)
                                (IN THOUSANDS EXCEPT PER SHARE DATA)                  (IN THOUSANDS EXCEPT PER SHARE DATA)
                                ------------------------------------                  ------------------------------------
Net sales ..................  $10,968    $15,476                 $26,444  $7,958   $13,423                        $21,381
Cost of goods sold .........    9,239     11,979                  21,218   6,565    10,365                         16,930
                                -----     ------                  ------   -----    ------                         ------
  Gross profit .............    1,729      3,497                   5,226   1,393     3,058                          4,451
Operating expenses .........      807      2,492    (D) 142        3,441     522     2,441      (D)     106         3,069
Moving costs ...............    --             9                       9    --         248                            248
Facility repair costs ......    --           150         --          150    --        (148)              --          (148)
                                -----     ------        -----     ------   -----    ------                         ------
  Operating income .........      922        846        (142)      1,626     871       517             (106)        1,282
Other income (expense), net      (14)        (61)   (E) (380)       (455)      8        98      (E)    (285)         (179)
                                 ---         ---         ----       ----    ----      ----             ----          ----
Income before income tax
  benefit (expense) ........      908        785        (522)      1,171     879       615             (391)        1,103
                                                    (D)   51                                    (D)      38
Income tax benefit (expense)    1,329        122    (e)  136       1,638    (333)     (222)     (E)     102          (415)
                                 ---         ---         ----       ----    ----      ----             ----          ----
  Net income ...............  $ 2,237    $   907       $(335)    $ 2,809  $  546   $   393            $(251)      $   688
                              =======    =======        =====     =======  ======   =======            =====       =======
   Pro forma earnings per
     share                                                        $ 0.31                                          $   .08
                                                                  =======                                          =======
   Pro forma weighted average
     common shares outstanding                                     8,973                                            9,043
                                                                   =====                                            =====


                                       18






        NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
        ---------------------------------------------------------------------


    (A) The $8.1 million acquisition cost recorded for the acquisition of ATI includes $250,000 in estimated transaction costs. Consideration aggregating $7,863,000 was paid in the form of a $7,296,500 convertible subordinated note, a non-interest bearing obligation of $600,000 (discounted to $513,000 using an interest rate of 8.25%), and shares of Common Stock valued at $53,500. The estimated fair market value of net assets acquired and liabilities assumed was $2,990,000. The following adjustments allocate the purchase cost of the Acquisition:

        o Adjust ATI working capital of 2,235,000 to 1,440,000 which repressents the agreed amount to be aqcuired by the Company and just for $101,000 of liabilities not assumed by the company. Excess working capital of $869,000 was paid to Burlington Industries.

        o Adjust ATI Property, Plant and Equipment for the estimated fair market value of fixed assets acquired. The adjustment eliminated ATI's accumulated depreciation of $1,643,000 and reduces the cost of ATI's fixed assets by $908,000, to the estimated fair market value of the fixed assets acquired to $1,550,000 .

        o Eliminate deferred acquistion costs already recorded by the Company of $75,000, and accrue an additional estimated cost of $175,000, for a total estimated aquisition cost of $250,000.

        o     Record  the   convertible   Note  due  Burlington   Industries  of
              $7,296,500  and  the  non-interest   bearing  note  discounted  to
              $513,000, of which $92,000 is currently payable

        o Record issuance of stock to a minority shareholder of ATI for $53,500.

        o Eliminate the equity accounts of ATI by adjusting Common Stock of $ 6,029,000 and accumulated Deficit of $2,979,000.

        o Record goodwill of $5,123,000, which represents the excess of the purchase price of $8,113,000 over the fair market value of assets acquired and liabilities assumed of $2,990,000.

    (B) To record the offering of 2,250,000 shares of Common Stock at an assumed Offering price of $7.00 per share net of underwriting discounts and estimated expenses of $500,000. In accordance with the terms of the acquisition of ATI, a portion of the net proceeds of the Offering is assumed to be used to pay 50% of the principal amount of the Convertible Note ($3,648,250) as required by the terms thereof.

    (C) To record the conversion of the outstanding shares of Preferred Stock into shares of Common Stock upon the closing of the Offering.

    (D) To record the incremental depreciation and amortization and the related income tax benefit resulting from the stepped up basis in the ATI assets resulting from the acquisition by the Company. The real property, machinery and equipment, and goodwill of ATI are being depreciated and amortized at the respective lives of 20, 15, and 20 years.

    (E) To record interest on the Convertible Note which carries a stated rate of 9.25%, to record imputed interest on the $600,000 obligation to Burlington at an interest rate of 8.25% and to record the related tax benefit.



                                       19





                         SELECTED FINANCIAL INFORMATION

    The selected financial data set forth below for each of the Company's fiscal years ended December 31, 1993 and 1994 and at December 31, 1994 are derived from the financial statements of the Company audited by KPMG Peat Marwick LLP, independent public accountants, which are included elsewhere in this Prospectus. The selected financial data set forth below for the Company's nine months ended September 30, 1996 and the fiscal year ended December 31, 1995 and at September 30, 1996 and December 31, 1995 are derived from the financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, which are included elsewhere in this Prospectus. The selected financial data set forth below for the nine months ended September 30, 1995 are derived from the unaudited financial statements of the Company, which appear elsewhere in this Prospectus, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations. The operating results for the nine months ended September 30, 1996 are not necessarily indicative of the operating results for the entire year. The selected financial data set forth below for ATI's fiscal years ended September 30, 1994, 1995 and 1996 are derived from the financial statements of ATI audited by Ernst & Young LLP, independent accountants, which appear elsewhere in this Prospectus. The selected financial data set forth below for ATI for the fiscal years ended 1992 and 1993 are derived from the unaudited financial statements of ATI, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations. The selected financial data set forth below should be read in conjunction with the Financial Statements and Notes thereto and with MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS appearing elsewhere in this Prospectus.



                                             BRUNSWICK TECHNOLOGIES, INC.

                                                    YEAR ENDED                     NINE MONTHS ENDED
                                                    DECEMBER 31,                      SEPTEMBER 30,         COMPANY PRO FORMA(1)
                                                    ------------                      -------------         --------------------
                                                                                                                       NINE MONTHS
                                                                                                           YEAR ENDED     ENDED
                                                                                                         DECEMBER 31,  SEPTEMBER 30,
                                     1991     1992     1993     1994      1995        1995        1996        1995        1996
                                     ----     ----     ----     ----      ----        ----        ----        ----        ----
                                                                       (UNAUDITED)                         (UNAUDITED) (UNAUDITED)

                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales .......................   $2,625   $4,701   $6,376   $9,596   $15,476     $11,033     $13,423      $26,444   $21,381
Cost of goods sold ..............    2,215    3,700    4,996    7,382    11,979       8,489      10,365       21,218    16,930
Gross profit ....................      410    1,001    1,380    2,214     3,497       2,544       3,058        5,226     4,451
Other operating expenses ........      736      971    1,258    1,874     2,492       1,787       2,441        3,441     3,069
Moving costs ....................     --       --       --       --           9       --            248            9       248
Facility repair costs ...........     --       --       --       --         150       --           (148)         150      (148)
                                      ----       --      ---      ---       ---         ---         ---        -----     -----
Operating income (loss) .........     (326)      30      122      340       846         757         517        1,626     1,282
Other income (expense), net .....      (96)     (27)     (11)     (26)      (61)        (27)         98         (455)      (179)
                                       ---      ---      ---      ---       ---         ---          --         ----       ----
Income (loss) before income taxes     (421)       3      111      314       785         730         615        1,171     1,103
                                    ======   ======   ======   ======   =======     =======     =======      =======   =======
Income tax benefit (expense) ....     --       --       --       --         122         113        (222)       1,638      (415)
                                    ======   ======   ======   ======   =======     =======     =======      =======   =======
Net income (loss) ...............     (421)       3      111      314       907         843         393        2,809       688
                                    ======   ======   ======   ======   =======     =======     =======      =======   =======
Preferred stock dividend ........     --       (269)    (450)    (450)     (450)       (338)       (338)       --         --

Accretion of preferred stock
  redemption value ..............     --        (51)     (71)     (76)      (82)        (61)        (66)       --         --

Net income (loss) attributable to
  common stock ..................   $ (421)  $ (317)  $ (410)  $ (212)  $   375     $   444     $   (11)     $ 2,809   $   688
                                    ======   ======   ======   ======   =======     =======     =======      =======   =======
Pro forma earnings per common share                                     $  0.14                 $  0.06      $  0.31   $  0.08
                                                                        =======                 =======      =======   =======
Pro forma weighted average common
  shares outstanding ............                                         6,715 (2)               6,785 (2)        8,973     9,043
                                                                          =====                   =====        =====     =====



                                       ADVANCED TEXTILES, INC. FISCAL YEAR ENDED
                                     -------------------------------------------
                                                       OCTOBER 3,       OCTOBER 2,       OCTOBER 1,    SEPTEMBER 30,   SEPTEMBER 28,
                                                     -------------------------------------------------------------------------------
                                                          1992             1993              1994            1995            1996
                                                          ----             ----              ----            ----            ----
                                                      (UNAUDITED)      (UNAUDITED)
                                                                                       (IN THOUSANDS)
Net sales ...........................................   $ 7,959          $8,415            $10,043         $11,169         $10,570
Cost of goods sold ..................................     7,324           7,540              9,040           9,574           8,504
                                                          -----           -----              -----           -----           -----
Gross profit ........................................       635             875              1,003           1,595           2,066
Other operating expenses ............................       747             741                938             890             939
                                                          -----           -----              -----           -----           -----
Operating income (loss) .............................      (112)            134                 65             705           1,127
Other income (expense), net .........................      (161)            (38)               (31)            (21)           7
                                                          -----           -----              -----           -----           -----
Litigation settlement ...............................    (3,400)           --                --              --              --
Income (loss) before income taxes ...................    (3,673)             96                 34             684           1,134
Income tax benefit (expense) ........................     --               --                --              1,493            (429)
                                                          -----           -----              -----           -----           -----
Net income (loss) ...................................   $(3,673)         $   96            $    34         $ 2,177         $   705




                                       20




                       BRUNSWICK TECHNOLOGIES, INC.

                                                       DECEMBER 31,                                 SEPTEMBER 30, 1996
                                                       ------------                                 ------------------
                                                                                         BRUNSWICK      ADVANCED
                                                                                        TECHNOLOGIES,   TEXTILES,   PRO FORMA(1)
                                       1991      1992      1993       1994      1995         INC.          INC.      COMBINED
                                       ----      ----      ----       ----      ----         ----          ----      --------

                                                                                                                    (UNAUDITED)
Balance Sheet Data:

Working capital .................     $   236   $  (252)  $   548   $   631   $   905      $   808        $2,235       $12,741
Total assets ....................       2,022     2,472     4,338     5,665     7,867        8,738         3,754        27,878
Long-term liabilities ...........         272       460       337     1,177     1,069        1,359          --           5,428
Total liabilities ...............       1,481     1,807     1,870     2,886     4,168        4,647           704         9,586
Preferred stock .................       2,460     2,918     5,011     5,538     6,070        6,473          --           --
Stockholders' equity (deficit) ..     $(1,919)  $(2,253)  $(2,543)  $(2,759)  $(2,371)     $(2,382)       $3,050       $18,292

                          ADVANCED TEXTILES, INC.
                         -------------------------

                                                  OCTOBER 3,       OCTOBER 2,       OCTOBER 1,    SEPTEMBER 30,   SEPTEMBER 28,
                                                  -----------------------------------------------------------------------------
                                                     1992             1993             1994           1995            1996
                                                     ----             ----             ----           ----            ----
                                                  (UNAUDITED)      (UNAUDITED)      (UNAUDITED)
                                                  -----------      -----------      -----------
Balance Sheet Data:
Working capital                                     $  768           $  609           $  279         $1,021           $2,235
Total assets                                         2,967            2,826            2,658          3,040            3,754
Long-term liabilities                                  700              500             --               --               --
Total liabilities                                    1,755            1,628            1,426          1,124              704
Stockholders' equity (deficit)                      $1,212           $1,198           $1,232         $1,916           $3,050

-------------
(1) Adjusted to give effect to the sale by the Company of 2,250,000 shares of Common Stock at an assumed Offering price of $7.00 and the application of the estimated net proceeds therefrom (after deducting discounts, allowance and Offering expenses). See "USE OF PROCEEDS." Also adjusted to reflect the acquisition of ATI on October 30, 1996 and the pro forma combination of results of operations and financial condition of ATI and the Company.

(2) Calaculation is shown in Note 1 to Notes to Financial Statements of the Company.

                                       21


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BRUNSWICK TECHNOLOGIES, INC.

    Except with respect to the matters discussed under the heading "Liquidity and Capital Resources" below, the financial condition and results of operations described below do not include discussion of the financial condition of the Company, or its results of operations, on a combined basis with those of ATI. Reference is made to the Unaudited Pro Forma Condensed Combined Financial Information, the Selected Financial Information of ATI and to the separate discussion on ATI's financial condition and results of operations presented below.

INTRODUCTION

    Brunswick Technologies, Inc. is a leading developer and manufacturer of engineered composite reinforcement fabrics produced from glass and other fibers. The Company has experienced net revenue growth of 50.5% and 61.3% for 1994 and 1995, respectively, and 21.6% for the first nine months of 1996, as compared to the same period for 1995. Net Income for 1995 increased by $592,309, or 188%, from $314,196 in 1994, to $906,505. For the nine months ended September 30, 1996, net income decreased by $449,821, or 53.4%, to $393,273 from $843,094 for the same period in 1995. The comparison of net income between the 1996 and 1995 nine month periods is affected by two unusual transactions, moving expenses and facility repair costs, as well as income taxes which reflected a $113,000 benefit in 1995 and a $222,000 expense in 1996. During the nine months ended
September 30, 1996 the Company incurred moving expenses of $248,314 offset in part by a $147,545 income item related to facility repair costs. The Company's primary strategic objective is to continue the growth experienced prior to 1996 by building upon its expanded customer and product base resulting from its acquisition of ATI and by targeting new market and product applications for engineered composite reinforcement fabrics manufactured using the Company's proprietary processes. These include the transportation, offshore petrochemical, and infrastructure markets. The Company intends to pursue joint projects with leaders in different industrial sectors to accelerate the substitution of the Company's composite reinforcement fabrics for conventional materials. The Company is also considering using its fabrics to produce certain end-user products itself, in addition to supplying its fabrics to other manufacturers.

    Although the Company utilizes independent distributors for approximately 90% of its sales, it markets its products primarily to the ultimate end-product manufacturer. In 1996, the Company moved its Maine operations into a new, state-of-the-art, 50,000 square foot manufacturing facility which is leased from a corporation affiliated with the Town of Brunswick, Maine. The Company currently operates six production machines and expects to put a seventh into operation by the end of 1996.

ACQUISITION OF ADVANCED TEXTILES, INC.

    On October 30, 1996, the Company acquired all of the capital stock of ATI for a purchase price of $7,863,000, payable through a convertible subordinated promissory note of $7,296,500 (the "Convertible Note") in favor of Burlington Industries, Inc. ("Burlington'), a non-interest bearing obligation (the "Obligation") to Burlington discounted to $513,000 and 7,670 shares of Common Stock issued to Peter L. DeWalt, who held a minority interest in ATI. The Company estimates that it will incur transactional costs of approximately
$250,000 associated with this purchase. The terms of the Convertible Note require that 50% of the principal amount of the Convertible Note ($3,648,250) will be paid within seven months after the completion of the Offering. The remaining principal amount of the Convertible Note will be payable on October 30, 2002 and October 30, 2003. On the earlier date, the Company is required to pay 50% of the then outstanding principal plus any additional amount permitted by the Company's then existing financial covenants with its senior lenders. The Obligation will be payable as follows: $100,000 on December 15, 1996, and then on each succeeding December 15 until the entire Obligation is paid, an amount equal to at least $100,000 based on certain income tax effects experienced by the Company.

    The Company will operate ATI as a wholly-owned subsidiary of the Company. This acquisition will be recorded on the books of the Company under the purchase method of accounting and financial statements will be reported on a consolidated basis. The acquisition cost of $8,113,000, (including the estimated



                                       22




transactional costs of the acquisition) on the books of the Company, is being allocated among the purchased assets and assumed liabilities according to their estimated fair market value. It is currently estimated as of September 28, 1996 (the end of ATI's fiscal year prior to the acquisition) that the real property and the machinery and equipment purchased had fair market values of $800,000 and $750,000, respectively, and that the working capital equalled $1,440,000. At September 28, 1996, ATI's property, plant and equipment had a book value of $815,000. The purchase price in excess of such fair market value will be allocated to goodwill and amortized over a 20 year period. The real property and the machinery and equipment purchased will be depreciated over 20 and 15 years, respectively.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

                                                         FISCAL YEARS ENDED     NINE MONTHS ENDED
                                                            DECEMBER 31,          SEPTEMBER 30,
                                                            ------------          -------------
                                                       1993     1994    1995       1995       1996
                                                       ----     ----    ----       ----       ----
                                                                               (UNAUDITED)
Net revenue                                            100.0%  100.0%  100.0%     100.0%     100.0%
Cost of goods sold                                      78.4    76.9    77.4       76.9       77.2
                                                        ----    ----    ----       ----       ----
Gross profit                                            21.6    23.1    22.6       23.1       22.8
Selling, general and administrative expenses            17.7    15.6    13.5       13.6       15.2
Research and development expenses                        2.0     3.9     2.6        2.6        3.0
Moving costs                                             0.0     0.0     0.0        0.0        1.8
Facility repair cost                                     0.0     0.0     1.0        0.0       (1.1)
                                                         ---     ---     ---        ---       ----
Operating income                                         1.9     3.6     5.5        6.9        3.9
Other income (expense):
   Interest expense                                      0.0    (0.2)   (0.8)      (0.9)      (0.8)
   Miscellaneous, net                                   (0.2)   (0.1)    0.4        0.6        1.5
                                                        ----    ----     ---        ---        ---
                                                        (0.2)   (0.3)   (0.4)      (0.3)       0.7
Income before income tax                                 1.7     3.3     5.1        6.6        4.6
Income tax benefit (expense)                             0.0     0.0     0.8        1.0       (1.7)
                                                         ---     ---     ---        ---       ----
Net income                                               1.7%    3.3%    5.9%       7.6%       2.9%
                                                         ===     ===     ===        ===        ===

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

    Net Sales. Net Sales for the nine month period ended September 30, 1996 increased by $2.4 million or 21.7% to $13.4 million from $11.0 million for the same period in 1995. This increase was attributable to a 13.7% increase in pounds of product sold and a 6.9% increase in the average price per pound. For the period in 1996, 9,613,160 pounds of product were sold at an average sales price of $1.40 per pound versus 8,453,600 pounds at an average sales price of $1.31 per pound during the same period in 1995. In spite of continuing declines in distributor inventories, revenues grew due to increased numbers of customers, applications and markets for the Company's products.

    Gross Profit. Gross profit increased to $3.0 million for the nine month period ended September 30, 1996 from $2.5 million for the same period in 1995. Gross profit margin remained relatively flat at 22.8% of net sales for the nine month period in 1996 compared to 23.1% for the same period in 1995.

    Selling, General and Administrative Expense. Selling, general and administrative expenses as a percentage of net sales increased to 15.2% for the nine month period ended September 30, 1996 from 13.6% for the same period in 1995. Shipping expenses increased $112,745 or 22.49%. Selling expense increased $163,882 or 35.28%. Salaries and travel accounted for $47,777 and $71,290 of this increase



                                       23





respectively. Marketing expense increased $27,474 or 51.79% primarily due to increases in consulting fees. General and administrative costs increased $191,973 or 39.79%. The increase in this expense category was due in part to $47,647 of profit sharing plan expense being accrued in 1996 as opposed to none being accrued in the 1995 period, as the plan was adopted in December 1995. Also in general and administrative expense, salaries increased $69,840.

    Research and Development Expenses. Research and development expenses as a percentage of net sales increased to 3.0% for the nine month period ended September 30, 1996 from 2.6% for the same period in 1995, primarily due to adding a Director of Research and a design technician and their commensurate expenses totaling $66,845.

    Operating Income. Operating income decreased to $516,521 for the nine month period ended September 30, 1996 from $757,370 for the same period in 1995. Operating income as a percentage of net sales decreased to 3.9% for the period ended September 30, 1996 from 6.9% for the same period in 1995 due in part to unusual costs related to moving to the new facility of $248,314 representing 1.8% of net sales. In connection with the move to the new facility, the Company recorded in 1995 an expense of $150,000 in 1995 to cover the expenses estimated to be incurred for the restoration of the facilities being vacated. The repairs thought to be required when the expense was recorded did not materialize and therefore the unexpended amount of $147,545 was recognized as an addition to operating income in June 1996 which offset, to some extent, the other increases in operating expenses. Excluding these two unusual transactions, operating income for the period in 1996 would have been $617,290 or 4.6% of net sales, a 19% decrease from the prior period.

    Other Income. The period ended September 30, 1996 was favorably affected by reimbursement of expenses related to expenditures on new technologies from a grant from the National Institute of Standards and Technology ("NIST") in the amount of $287,137. Costs of goods sold was credited for $71,307 of this amount while $215,830 was credited to other income. The reimbursement of certain expenditures from this grant resulted in a credit of $26,453 to cost of goods sold and recognition of $51,349 as other income in the 1995 period.

    Income Taxes. The period ended September 30, 1995 reflects its share of the income tax benefit recorded in 1995 in recognition of the fact that the Company's accumulated net operating losses would be utilized. Since all the benefit from net operating loss carryforwards was recognized in 1995, an income tax expense was recorded in the 1996 period, at an effective rate of 36%.

    Net Income. Net income for the nine month period ended September 30, 1996 was $393,273 or 2.9% of net sales as compared to $843,094 or 7.6% of net sales for the same period in 1995. The decrease was due to the unusual moving costs of $100,769 (net of the credit of $147,545 related to facility repair costs) and an increase in income taxes of $335,000 during the 1996 period. During the same period in 1995, the Company had an income tax benefit of $113,000. Income before taxes for the period in 1996 was 4.6% of net sales or 5.3% of net sales when adjusted for the unusual moving and facility repair expenses, compared to 6.6% of net sales for the same period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Net Sales. Net Sales for 1995 increased by $5.9 million or 61% to $15.5 million from $9.6 million for 1994. The increase in net sales is attributable primarily to volume increases and favorable product mix gains. The Company experienced sales increases in all of its major industry sectors: marine, transportation, infrastructure, recreational and industrial. Furthermore, the Company's aggressive sales and marketing efforts have continued to yield new customers in existing markets and new applications in both existing and new markets.

    Gross Profit. Gross profit increased to $3.5 million for 1995 from $2.2 million for 1994. Gross profit margin decreased to 22.6% of net sales for 1995 from 23.1% for 1994. The decrease in gross profit margin is attributable primarily to higher costs paid per pound for raw materials. Cost of goods sold in 1995 increased primarily due to the increase in pounds sold and an increase in the cost of materials. The



                                       24




labor component of cost of goods sold per pound decreased by 11.0% in 1995 to $0.085 from $0.0955 in 1994. The average raw material cost of goods sold per pound increased by 10.7% in 1995 to $0.83 from $0.75 in 1994. The increase in the cost of raw material was due in part to an industry wide shortage in the supply of fiberglass materials. Also influencing the 1995 increase in cost of goods sold were indirect cost increases in depreciation ($70,435), amortization of leasehold improvements ($29,562), building rent expense ($20,769), utilities ($13,224), and operating supplies ($13,974). See "RISK FACTORS -- Possible Fluctuations in Operating Results, Cyclical Nature of End-Product Manufacturer Industries, Seasonality and Supply Factors."

    Selling, General and Administrative Expense. Selling, general and administrative ("SG&A") expenses as a percentage of net sales decreased to 13.5% for 1995 from 15.6% for 1994. Operating expenses as a percentage of net sales were all lower in 1995 than 1994 due to economies of scale. Wage expense increased in all expense classifications due, to a large degree, to the increase in total employees from 49 at year end of 1994 to 65 at year end in 1995. Also, 1995 contains a full year of salary expense for two employees added to the management group in the last quarter of 1994, one classified in sales expense and the other in general and administrative expense. Shipping expenses are classified within the SG&A caption throughout the financial statements and were favorably impacted by an increase in the capacity of trucks used per shipment as well as results from improved rates from the carrier. Also within the SG&A category, selling and marketing expense increased by $168,155, from $525,883 in 1994 to $694,038 in 1995. This was primarily due to an increase in wage expense of $70,534 from $190,548 to $261,082. In addition, there was an increase of $35,835, from $8,623 in 1994 to $44,458 in 1995, in outside consulting fees for marketing services. General and Administrative expense increased by $204,751, from $484,991 in 1994 to $689,742 in 1995. This was primarily due to an increase in wage expense of $98,068 from $191,543 in 1994 to $289,611 in 1995. Also, depreciation of office equipment, furniture and fixtures increased by $11,944, the amortization of leasehold improvements increased by $23,139, and municipal property taxes increased by $14,263.

    Research and Development Expense. The Company continued to favor research and development expenditure which increased year to year by 9.2% while decreasing as a percentage of net sales from 3.9% for 1994 to 2.6% for 1995. Research and development expense increased by $34,292 from $373,955 in 1994 to $408,247 in 1995. This growth resulted from a $49,877 increase in wage expense, from $184,109 in 1994 to $233,986 in 1995.

    Operating Income. Operating income increased by 149% to $845,927 for 1995 from $340,219 in 1994. Operating income as a percentage of net sales increased to 5.5% for 1995 from 3.6% for 1994.

    Other Income. The Company is a participant in a consortium to develop a manufacturing competency to replace wood, steel, and concrete with high performance composite reinforcement fabrics. The project has been awarded a grant by NIST whereby 50% of the project's costs will be reimbursed. In 1995, the Company incurred project eligible costs of $201,936 and applied for reimbursement of $100,968, for which the Company has recorded miscellaneous income of $66,742 and reduced cost of goods sold by $34,226.

    Income Taxes. The Company received an income tax benefit of $121,900 in 1995 due to the recognition of its net operating loss carryforwards ("NOL") as compared to 1994 when no income tax expense or benefit was recorded. The NOLs were not recognized prior to 1995 due to uncertainty as to whether the Company would have earnings to which the NOLs could be applied. During 1995, the uncertainty was significantly reduced as the Company reported substantially higher taxable income suggesting that more likely than not, the NOLs would be fully realized.

    Net Income. Net income for 1995 was $906,505 or 5.9% of net sales as compared to $314,196 or 3.3% of net sales for 1994. Income before taxes for the year ended 1995 was 5.1% of net sales, compared to 3.3% of net sales in 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    Net Sales. Net Sales for 1994 increased by $3.2 million or 50% to $9.6 million from $6.4 million for 1993. This represented a 48% increase in pounds of product sold from 5.2 million in 1993 to 7.7 million in 1994. Sales of BiTex, the Company's high-speed production, heavyweight product line,



                                       25




increased from 38.7% of total pounds shipped in 1993 to 48.4% in 1994. Traditional products (other than BiTex) decreased from 60.1% of total pounds shipped in 1993 to 50.4% in 1994. This represented a continued expansion in the market for cost efficient, multi-axial heavyweight composite reinforcement materials for the marine, industrial and other markets. The average price per pound for all products remained at $1.30 due to the increase in the average price per pound for BiTex products.

    Gross Profit. Gross profit increased to $2.2 million for 1994 from $1.4 million in 1993. Gross profit margin increased to 23.1% of net sales for 1994 from 21.6% in 1993. The increase in gross profit margin was attributable to sales volume increases. Cost of goods sold as a percentage of net sales declined from 78.4% in 1993 to 76.9% in 1994, primarily due to a change in the methodology of accounting for Research and Development ("R&D") costs. In 1994, the Company began to classify indirect manufacturing costs incurred in the process of producing samples of an R&D nature as R&D costs rather than cost of goods sold. Such costs amounted to $133,440 in 1994. This methodology more accurately reflects the research and development nature of these expenses. If this methodology had not been changed in 1994, the relationship of cost of goods sold and gross profit to net sales would have been virtually the same as in 1993. The overall cost per pound sold declined slightly to $0.956 in 1994 from $0.965 in 1993. The average material cost per pound sold increased by 3% from $0.726 to $0.748 in 1994.


    Selling,   General  and  Administrative   Expense.   Selling,   general  and
administrative expenses as a percentage of net sales decreased to 15.6% for 1994 from 17.7% for 1993.

    Research and Development Expense. Research and development expenses as a percentage of net sales increased to 3.9% for 1994 from 2.0% for 1993, in part reflecting a reclassification of certain R&D expenses (see Gross Profit).


    Operating Income. Operating income increased to $340,219 for the year ended 1994 from $122,292 in 1993. Operating income as a percentage of net sales increased to 3.6% for 1994 from 1.9% for 1993.


    Income Taxes. The Company neither incurred an income tax expense nor received income tax benefits for either of the years 1994 or 1993.

    Net Income. Net income for the year ended 1994 was $314,196 or 3.3% of net sales as compared to $111,476 or 1.7% of net sales for 1993.


                                       26






QUARTERLY RESULTS

    The following table presents financial information derived from the Company's unaudited financial statements for each quarter included in the year ended December 31, 1995 and for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996. Such information has been prepared on the same basis as the audited Financial Statements appearing elsewhere in this Prospectus. Based on unaudited financial statements for the quarter ended September 30, 1996, net revenues for such quarter of 1996 increased by 5.2% to $4,242,000 from $4,031,000 for the same period in 1995. Gross profit decreased by 5.9% to $878,000 from $930,000 for the same period in 1995. Net income in the third quarter in 1996 decreased by 81% to $59,000 from $314,000 for the same period in 1995.

                       BRUNSWICK TECHNOLOGIES, INC.
                      Comparative Quarterly Earnings
                          (Dollars in Thousands)

                                        1996 QUARTERS ENDED                                         1995 QUARTERS ENDED
                                        -------------------                                         -------------------
                          SEPTEMBER 30     JUNE 30        MARCH 31      DECEMBER 31    SEPTEMBER 30         JUNE 30       MARCH31
                          ------------     -------        --------      -----------    ------------         -------       -------
Gross Revenue ........   $4,757   112%  $4,876   110%   $5,192  109%   $4,665   105%   $4,279    106%   $4,175    109%  $3,373 106%
Allowances ...........      362     9%     371     8%      395    8%      164     4%      184      5%      227      6%     170   5%
Other Deductions .....      153     3%      70     2%       51    1%       60     1%       64      2%      123      3%      24   1%
                          -----   ---    -----   ---     -----  ---     -----   ---     -----    ---     -----    ---    ----- ---
Net Revenue ..........    4,242   100%   4,435   100%    4,746  100%    4,441   100%    4,031    100%    3,825    100%   3,179 100%
Cost of Goods Sold ...    3,364    79%   3,371    76%    3,630   77%    3,489    79%    3,101     77%    2,909     76%   2,480  78%
Gross Profit .........      878    21%   1,064    24%    1,116   23%      952    21%      930     23%      916     24%     699  22%
Selling General and
  Administrative
  Expense ............      717    17%     687    15%      635   13%      589    13%      535     13%      522     14%     438  14%
Research/development
  Expense ............      102     2%     157     4%      143    3%      116     3%      113      3%       91      2%      88   3%
Moving Expense .......        5     0%      99     2%      144    3%        9     0%     --        0%     --        0%    --     0%
                          -----   ---    -----   ---     -----  ---     -----   ---     -----    ---     -----    ---    ----- ---
Facility Repair Cost .     --       0%    (148)  (3)%     --      0%      150     3%     --        0%     --        0%    --     0%
Operating Income .....       54     2%     269     6%      194    4%       88     2%      282      7%      303      8%     173   5%
                          -----   ---    -----   ---     -----  ---     -----   ---     -----    ---     -----    ---    ----- ---
Other Income (Expense):
  Nist Grant .........      139     2%      71     2%       45    1%       16     1%        5      1%       23      1%      23   1%
  Interest Expense ...      (46)  (1)%     (30)  (1)%      (26) (1)%      (31)  (1)%      (28)   (1)%      (31)   (1)%     (34)(1)%
  Miscellaneous, Net        (51)  (1)%      (4)    0%     --      0%      (19)    0%       13      0%        1      0%       1   0%
                          -----   ---    -----   ---     -----  ---     -----   ---     -----    ---     -----    ---    ----- ---
                             42     0%      37     1%       19    0%      (34)  (1)%      (10)     0%       (7)     0%     (10)  0%
                          -----   ---    -----   ---     -----  ---     -----   ---     -----    ---     -----    ---    ----- ---
Income Before Income
  Tax ................       96     2%     306     7%      213    4%       54     1%      272      7%      296      8%     163   5%
Income Tax Benefit
  (Expense) ..........      (37)  (1)%    (109)  (2)%      (76) (2)%        9     0%       42      1%       46      1%      25   1%
                          -----   ---    -----   ---     -----  ---     -----   ---     -----    ---     -----    ---    ----- ---
Net Income ...........   $   59     1%  $  197     5%   $  137    3%   $   63     1%   $  314      8%   $  342      9%   $ 188   6%
                         ======  ====== ====== ======   ====== =====   =======  =====  ======   =====   ======   =====   =====  ===


    In the first quarter of 1996, the Company's net sales were increased as its distributors built their inventory levels to cushion against the continuation of a fiberglass supply shortage that was industry wide throughout 1995. In the second quarter of 1996, the Company's distributors reduced their inventory levels in response to the general availability of fiberglass, thereby contributing to a reduction in the Company's net sales to $4.4 million from $4.8 million in the first quarter of 1996. A decrease in net sales to $4.24 million occurred for the same reasons in the third quarter. Management estimates that during the second quarter of 1996 its distributors maintained an approximate three-week inventory of composite reinforcement fabrics as opposed to an approximate twelve-week supply in the first quarter of 1996. Management also estimates that during the second and third quarters of 1996, the Company's distributors maintained an approximate three-weeks of inventory.


    The Company's quarterly results of operations may be subject to fluctuations due to factors including changes in distribution channels' and end-users' inventories, and general economic conditions. The Company has traditionally operated with relatively little backlog and generally arranges delivery promptly upon receipt of orders. Therefore, a majority of the Company's sales in each quarter have resulted from orders placed in that quarter.



                                       27







ADVANCED TEXTILES, INC.

INTRODUCTION

    Advanced Textiles, Inc., prior to its acquisition by the Company, was a substantially wholly-owned subsidiary of Burlington Industries, Inc. ATI produces specialty weft-inserted and woven fabrics for the reinforced plastics/composites industry. Markets for ATI's weft-inserted and woven fabrics include the marine, pultrusion, aerospace, transportation, military, armor, electronics, corrosion-resistance and sports/consumer industries using raw materials of fiberglass, aramid, carbon/graphite, S-2 glass, hybrids, blends and co-mingled fibers. Fiber orientations include unidirectional biaxial, biased biaxial, triaxial and quadraxial patterns. ATI's strategic objective is to provide high quality, value-added specialty fabrics to existing markets and to target new markets and product applications for composite reinforced fabrics.

    ATI utilizes independent distributors for approximately 64% of its sales with approximately 53% of sales made to one distributor, FRP Supply, Inc. One other customer to whom sales are made on a direct basis accounts for approximately 10% of its sales. The Company believes that the majority of ATI's sales volume could be sustained on a direct sales basis.

    ATI was founded in 1985, and employs 63 people, most of whom are employed at its Seguin, Texas manufacturing facility. ATI currently operates 16 production weft-insertion machines and eight production looms.

RESULTS OF OPERATIONS

YEAR ENDED SEPTEMBER 28, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

    Net Sales. Net sales for fiscal year 1996 were $10,570,000 as compared to $11,169,000 in 1995, a decrease of 5.4%. This decrease is primarily attributable to a unit volume decrease of 9.8% or $1.1 million due to a fiberglass supply shortage that was industry wide from mid-fiscal year 1995 through mid-fiscal year 1996. In late 1996, ATI's distributors reduced their inventory levels in response to the general availability of fiberglass, thus causing sales to be depressed for the remainder of fiscal year 1996. This volume decrease was somewhat offset by $0.5 million of selling price increases and an improved mix of products with higher unit selling prices.

    Gross Profit. Gross profit margins increased to $2,066,000 in fiscal year 1996 from $1,595,000 in the prior year period, an increase of 29.5%. Gross profit margins as a percent of sales increased from 14.3% in fiscal year 1995 to 19.5% in fiscal year 1996. Lower unit volume adversely affected gross profit margins $0.2 million or 9.8%, but were more than offset by higher selling prices and the improved mix in sales of $0.5 million noted above as well as productivity and efficiencies gains in manufacturing. Raw material price increases were more than offset by waste, construction and mix of material gains. These manufacturing improvements contributed approximately $0.1 million to the gross profit margin improvement.

    Selling, General and Administrative Expense. Selling, general and administrative expenses as a percent of net sales increased from 8.0% in fiscal 1995 to 8.9% in fiscal year 1996. Selling, general and administrative dollar expenses rose $49,000 in fiscal 1996 as compared to 1995 primarily due to higher travel and entertainment expenses, as well as increased leased office space expense. The remainder of the increase as a percent of net sales is a function of the lower sales volume.

    Interest Income. Interest income increased $6,000 and interest expense declined $22,000 in fiscal 1996 as compared to fiscal 1995 due to the retirement of ATI's long-term debt in fiscal year 1995.

    Income Taxes. The income tax provision for the 1996 fiscal year was $429,000 which represents an effective tax rate of 37.8% as a percentage of income before income taxes. The income tax benefit of $1,493,000 for the 1995 fiscal year reflects the benefit resulting from the removal of a valuation allowance since ATI evaluated that it was more likely than not that the Net Operating Loss ("NOL") carryforwards would be utilized. (See Note D of Notes to Financial Statements of ATI.)


                                       28





YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEAR ENDED OCTOBER 1, 1994

    Net Sales. Net sales for fiscal year 1995 were $11,169,000 as compared to $10,043,000 in fiscal year 1994, an increase of 11.2%. This $1.1 million increase was primarily due to selling price increases and improved mix of products in fiscal year 1995 as compared to fiscal year 1994.

    Gross Profit. Gross profit margins increased from $1,003,000 in fiscal year 1994 to $1,595,000 in fiscal year 1995, an increase of 59%. Gross profit margins as a percent of net sales increased from 10.0% in the fiscal year ended September 1994 to 14.3% in the fiscal year ended September 1995. This increase in gross profit margins is primarily due to selling price increases and the product mix improvement discussed above, somewhat offset by higher raw material prices and the increased overhead expenses in fiscal year 1995, versus fiscal year 1994.

    Selling,   General  and  Administrative   Expense.   Selling,   general  and
administrative expenses as a percentage of net sales decreased from 9.3% in fiscal year 1994 to 8.0% in fiscal year 1995. This improvement in selling, general and administrative as a percent of sales is primarily a function of increased sales dollars in fiscal year 1995 as compared to fiscal year 1994.

    Interest Expense. Interest expense declined $9,000 in fiscal year 1995 as compared to fiscal year 1994 due to a reduction in long-term debt in fiscal year 1995.

    Income Taxes. The income tax benefit of $1,493,000 for fiscal year 1995 reflects the benefit resulting from the removal of a valuation allowance established in previous years since ATI evaluated that it was now more likely than not that the NOL carryforwards would be utilized. No income tax provision was recorded in fiscal year 1994. (See Note D of Notes to Financial Statements of ATI.)

    Net Income. Net income for fiscal year 1995 was $2,177,000 or 19.5% of net sales as compared to $34,000 or 0.3% of net sales in fiscal year 1994. ATI utilized an income tax benefit of $1,493,000 in fiscal year 1995. Income before taxes for fiscal year 1995 was 6.1% of net sales as compared to 0.3% in fiscal year 1994.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to its acquistion, the Company's principal sources of funds have historically been cash flow generated from operations and advances under its bank line of credit and equipment term loan facilities. ATI's principal source of funds has historically been cash flow generated from operations. The Company and ATI have recently experienced similar trends in decreasing cash flow generated from operations, due primarily in each case to increases in finished goods and work in process inventories. The Company's cash flow decreased from $898,275 for the nine months ended September 30, 1995 to $527,470 in the comparable period in 1996. ATI's cash flow decreased from $857,000 for its fiscal year ended September 30, 1995 to $535,000 for its fiscal year ended September 28, 1996.

    The Company currently is party to loan arrangements with a bank providing a line of credit and a term equipment loan. Both loans are secured by substantially all of the Company's assets. The amount of credit available under the line of credit, which is a demand facility, is equal to the sum of 75% of eligible accounts receivable plus 50% of eligible inventories up to a total of $1.5 million. At October 31, 1996, $831,000 was outstanding, the interest rate was 8 1/4 %, and the balances of eligible accounts receivable and inventories did not restrict the available credit so that the full $1.5 million was available to borrow. Line of credit borrowings bear interest, at the Company's option, at the prime rate or the LIBOR rate plus 1.75%. There is a commitment fee of 1/8 of 1% on the unused balance. The Company is presently in discussions with its bank to increase its line of credit by $1 million, which increase would be secured by ATI's inventories and accounts receivable.

    The equipment loan is in an amount of $1.1 million plus 75% of incremental machine expenditures prior to February 28, 1997 up to a total loan of $1.8 million. Borrowings under the equipment loan bear interest, at the Company's option, at the prime rate or the LIBOR rate plus 2.25%. For purpose of the equipment loan, the Company is obligated to make interest only payments through January 31, 1997, at which time the principal begins amortization over an 84 month period. At the date of the loan closing, the Company certified $433,000 of incremental machine expenditures and, as a result, was advanced



                                       29





$325,414 under this loan to make the outstanding balance $1,425,414 at October 31, 1996 and the interest rate as of such date was 8%. All amounts owed under the bank loans will be repaid from the proceeds of the Offering.

    The statements of cash flows are both the Company and ATI included in the Financial Statements reflect each entity's liquidity and capital resource requirements for the periods presented.

    The Company's obligations to its preferred stockholders are outlined in Note 6 of Notes to Financial Statements of the Company. Shares of all series of Preferred Stock will convert into shares of Common Stock upon the closing of the Offering and the dividend obligations relative thereto will be satisfied by the issuance of additional shares of Common Stock.

    The Company anticipates expending approximately $375,000, $1,325,000 and $1,300,000 in capital expenditures in the fourth quarter of 1996, the 1997 fiscal year and the 1998 fiscal year, respectively, but had no material commitments relative to capital expenditures as of September 30, 1996 other than its obligations to repay the equipment loan to its bank as described above.

    Future cash requirements will also include payment of $3,648,250 to Burlington within seven months after the closing of the Offering under the terms of the Convertible Note (with the remaining $3,648,250 becoming due in 2002 and 2003), unless the Convertible Note is converted to Common Stock before such time. The Company is also obligated to pay $600,000 to Burlington as follows:
$100,000 on December 15, 1996 and then on each succeeding December 15 until the entire $600,000 is paid, an amount equal to at least $100,000 based on certain income tax effects experienced by the Company. As described above, cash will also be required for machinery and equipment and other production facilities to accommodate the Company's planned growth as well as working capital needs related to the anticipated expansion of operations. Cash will also be needed for expenditures on research, development and marketing activities for new products. Expenditures may also be required relative to other acquisitions of entities in related or complementary activities. The net proceeds of the Offering are estimated to be $14,147,500, which the Company anticipates, when combined with cash generated from operations will provide sufficient financial resources for an estimated 3 years. The Company also anticipates that any additional cash needs will be met through the use of bank debt facilities and the sale of long term indebtedness and equity.


                                       30






                                    BUSINESS

INTRODUCTION

    Brunswick Technologies, Inc. (the "Company") is a technologically advanced, leading developer and producer of engineered reinforcement fabrics used in the fabrication of composite materials. The Company's technologically advanced stitchbonding equipment and processes prepare glass, carbon and other fibers for combination with resin to produce laminates used in the construction of such diverse items as boats, skis, diving boards, protective helmets and ballistic armor applications, car and truck parts, and industrial tanks and pipes. Since the invention of composite reinforcement fabrics in the early 1940's, these materials have developed broad applicability as substitutes for wood, steel, and concrete.

    Composite products offer substantial benefits over conventional materials, including: a higher strength-to-weight ratio, greater design flexibility while maintaining structural integrity, chemically inert properties and lower maintenance requirements. As a result of their superior features, composite reinforcement fabrics are increasingly demanded by a growing number of industries and applications, including transportation, infrastructure, recreation, petro-chemical and construction. Management believes the use of engineered composite reinforcement fabrics will continue to grow as the market is made more aware of the positive features of such materials and as the cost of more advanced composite fibers such as carbon continues to decline.

    The Company's principal strength lies in its innovative quadraxial single-step stitchbonding fabrication process. Through use of its proprietary production equipment, the Company can quickly and cost effectively produce engineered composite reinforcement fabrics in sizes and shapes not otherwise generally available. Fabrics created from the Company's proprietary manufacturing process offer characteristics integral to the production of composite materials in infrastructure, industrial and large scale commercial applications.

    The Company has introduced a number of manufacturing processes that not only more efficiently create composite reinforcement fabrics, but also optimize the performance characteristics of such fabrics. In a proprietary single-step production process, the Company is able to stitchbond fibers in different directions without diminishing the composite fibers' inherent properties, thus dramatically improving the structural strength of the reinforcement fabric. This compares favorably, firstly, with traditional composite fabrics which are woven, and therefore require the use of more resin to achieve the same degree of structural integrity, and secondly, with the more costly multi-step processes of other weft-insertion or stitchbonding manufacturing technologies used by competitors. In addition, the Company's proprietary, high through-put manufacturing processes have the ability to produce heavyweight quadraxial fabrics over 100 inches wide in a single-step, which allows for cost-effective fabrication of composite parts of up to 10 inches thick. The combination of these features produces fabrics which enable composite fabricators to manufacture end-products at competitive costs while maintaining the maximum structural integrity of these products.

    In a move to accelerate the implementation of its strategic business plan and expand its product line, the Company acquired Advanced Textiles, Inc. ("ATI"), a subsidiary of Burlington Industries, Inc. ("Burlington") on October 30, 1996. ATI, which now operates as a wholly owned subsidiary of the Company, produces first generation light-weight composite reinforcement fabrics targeted towards specialized niche markets. These light-weight fabrics typically sell for a higher margin than other types of composite reinforcement fabrics. ATI manufactures these fabrics from fiberglass and other higher modulus fibers such as carbon and aramid; therefore, ATI's product line complements that of the Company and, therefore, provides it with an enhanced ability to offer a broader spectrum of product types. The Company believes that by offering a product line which satisfies a broader range of composite reinforcement fabric requirements, it will be better positioned to be the principal provider of these fabrics to its expanded customer base. The Company believes it will capture additional market share by cross-marketing its existing products to ATI's customers and vice versa.

    The Company's strategy is to increase revenues and net income through increasing its domestic and international market share in the composite reinforcement fabric industry as well as making additional strategic acquisitions for product and market presence, and engaging in joint projects. The key elements of



                                       31





this strategy include: (i) targeting additional applications for composite reinforcement fabrics in the transportation, offshore petro-chemical and infrastructure sectors; (ii) increasing its international presence; (iii) continuous innovation of its state-of-the-art manufacturing processes; (iv) extension of its product offerings further along the value-added chain towards net shape products and (v) acquiring additional businesses or engaging in joint projects with companies which complement the Company's strategy, including the expansion of its manufacturing capacity and the broadening of its geographic market presence.

INDUSTRY BACKGROUND

    Since the invention of composite reinforcement fabrics made from fiberglass in the early 1940's, various attempts have been made to commercialize the potential of these fabrics as replacements for wood, steel and concrete. These diverse pioneering projects include the 1953 Corvette and Wonder Bread delivery trays from the early 1950's. While these efforts were remarkable for their day, the potential of these materials did not start to be realized until the mid 1960's when the recreational boat industry converted from wood to composite reinforcement fabrics. This development spurred the expansion of the composite fiber industry from occasional to broad usage in a wide variety of consumer products such as skis, diving boards and protective helmets, and in industrial applications, including cars, trucks, ballistic armor applications and industrial tanks and pipes. Over this period the processes used to create fabrics composed of composite fibers have dramatically evolved.

    Traditionally, reinforcement fibers were woven together to create a composite reinforcement fabric. The weaving process aligns these fibers along the zero-to-ninety degree axis, inserting them over and under each other to create the weave, resulting in the bending of such fibers, or crimping. While woven fabrics are highly suitable for certain applications such as ballistic protection, the crimping which occurs in the weaving process reduces each individual fiber's strength and reinforcement properties. As the mechanical properties of the composite reinforcement fabric is the key parameter for the design of the underlying product or application, the integrity of the fiber's performance defines the amount of such fibers needed to achieve specific performance specifications. In contrast to weaving, stitchbonding a composite fabric allows the manufacturer to optimize the fibers' mechanical properties, thus reducing the volume of fibers required as compared to the weaving process. The Company's innovative stitchbonding production processes align the composite reinforcement fibers in a variety of axes. All of this takes place in a single production step and at high production throughputs, all without crimping the fiber and thereby avoiding diminishing the fiber's strength. While certain of the Company's competitors also can offer weft-inserted or stitchbonded reinforcement fabrics, they generally manufacture their products in multi-step processes. The competitors' manufacturing processes are more costly due to the greater number of steps in the process and the lower throughput rate as compared to the Company's proprietary, high throughput, one-step process.

    The first generation of knitted fabrics offered significant strength advantages compared to woven reinforcements, and thus were able to produce savings in material usage and weight. These fabrics, however, were priced at a substantial premium over traditional woven fabrics. Today, lighter-weight knitted specialty fabrics, such as those manufactured by ATI, have become a higher-margin, niche product in the composite reinforcement market.

    In 1990, the Company introduced a revolutionary new product line, BiTex, the first generation of price-competitive, heavy-weight stitchbonded reinforcement fabrics. For the first time, weft-inserted or stitchbonded composite reinforcement fabrics, whose market potential was previously limited by their high cost, became competitive in numerous composite applications, from automobile bumpers and one-piece molded commercial aircraft structures to high-strength consumer products such as boat hulls and skis.

COMPANY STRATEGY

    The Company's strategy to continue its current growth includes the following elements:



    * Successful integration of ATI's operations, products, customer base and capacity with the Company's existing operations, including the application of the Company's specialized know-how and technical skills to ATI's manufacturing capabilities, from which the Company expects to achieve; (i) cost-savings through economies of scale; (ii) the opportunity for


                                       32





      cross-marketing to both ATI's and the Company's existing customers with a more complete product line; (iii) rationalization of distribution channels; (iv) higher manufacturing efficiencies at ATI's production facility; and (v) overall greater horizontal prevalence in the composite reinforcement fabrics market;

    * Continued expansion of its leadership position in the composite reinforcement fabrics industry, development of new products and processes to answer the needs of a wide range of industries including the continuing integration of fabric design elements with the specific needs of composite fabricators and capitalization upon the Company's position as the only supplier of composite reinforcement fabrics to develop and manufacture its own production equipment;


    * Pursuit of additional acquisitions to broaden further the Company's product line as well as manufacturing capacity, product market coverage, and distribution channels;

    * Extension of activities into international markets, in particular Europe and Latin America, and further expansion into specific product niche markets with ATI's specialty products;

    * Fostering of more joint projects with a wide range of manufacturers as well as universities and state and federal governments to develop new composite products incorporating composite reinforcement fabrics; and


    * Development of component products which will reduce the steps between fabric formation and end-user products, and the manufacture of completed components for certain end-user products. See "-- Product Engineering, Manufacturing and Development."


ACQUISITION OF ADVANCED TEXTILES, INC.

    On October 30, 1996, the Company acquired all of the outstanding capital stock of ATI pursuant to a Stock Purchase Agreement dated as of October 22, 1996 among the Company, Burlington and Peter L. DeWalt, the President (and partial owner) of ATI. In consideration for the capital stock of ATI, the Company (i) agreed to pay to Burlington the sum of $600,000 in cash (discounted to $513,000 using an interest rate of 8.25%) over a two to six year period and issued to Burlington a convertible subordinated promissory note in the aggregate principal amount of $7,296,500, and (ii) issued to Mr. DeWalt 7,670 shares of Common Stock.

    The acquisition was the result of extensive negotiations between the Company and Burlington. The Company elected to pursue this acquisition because it believes that by offering a product line which satisfies a broader range of composite reinforcement fabric requirements, it will be better positioned to be the principal provider of these fabrics to its expanded customer base. The Company believes it will capture additional market share by cross-marketing its existing products to ATI's customers and vice versa. The Company also believes that it can apply its specialized know-how and technical skills to ATI's manufacturing capabilities and achieve cost-savings through economies of scale. Additionally, the acquisition offers integrated distribution channels and higher manufacturing efficiencies at ATI's production facility.

    Following the acquisition, the Company intends to integrate certain of the operations of ATI into its existing operations gradually, and has caused ATI to enter into an Employment Agreement with Mr. DeWalt to oversee the integration of ATI and the Company. The Company also expects to upgrade certain of the capital equipment of ATI located in its Seguin, Texas manufacturing facility and consolidate certain duplicative functions. See "USE OF PROCEEDS" and "MANAGEMENT."

PRODUCTS

    The Company currently manufactures composite reinforcement fabrics, also referred to as stitchbonded or non-crimped fabrics, primarily from glass fibers, and is distributing them under the BiTex and Cofil trade names. The Company is continuously researching new methods of producing other types of composite fabrics and the use of new fibers to create them. The Company's introduction of its proprietary stitchbonding production processes in 1990 enabled composite reinforcement fabrics to compete more successfully with conventional materials by reducing such fabric's manufacturing costs, which previously had been prohibitively high.



                                       33




    ATI was a pioneer in the industry's transition to non-crimped reinforcement fabrics, although it still produces some woven fabrics for specific applications, such as ballistic armor applications. ATI's present product range focuses on high-margin, high-quality, specialty products required by a wide range of end users. In general, the weft-inserted light-weight and super-light-weight  fabrics  that  ATI  produces  are not  sold as  commodities;
rather, composite manufacturers seek out ATI's products for very specific applications.

    The Company's composite reinforcement fabrics permitted a reduction in the quantity of fibers used and the consequential reduction in the quantity of resin required, leading to significant reductions in cost for equivalent mechanical performance. The Company believes that it is currently the only supplier of composite reinforcement fabrics which develops and manufactures its own production equipment. The Company's proprietary production processes allow it to offer composite reinforcement fabrics of varying weights, widths and fiber orientations, and to produce fabric at unrivaled efficiencies. Furthermore, these fabrics can be engineered to respond to a customer's specific
requirements.   The  Company's   experience  indicates  that  these  proprietary
processes can be successfully applied to other base materials, allowing for production of reinforcement fabrics from various carbon, aramid and other fibers. The Company's current output is presently used by end-product manufacturers to build a wide range of products, including boats, diving boards, snowboards, swimming pools, truck bodies, ballistic protection products and corrosion sensitive vessels.

    Engineered composite reinforcement fabrics offer significant advantages over other currently used materials:

    * STRENGTH-TO-WEIGHT RATIO. Composite products possess a strength-to-weight ratio much higher than that of steel, wood or concrete. Composite reinforcement fabrics are uncommonly strong for their weight and density. Use of these materials in transportation industries provides for substantial fuel savings and greater payload capacity. The marine market is the most mature of the industries currently using composite reinforcement fabrics. Truck and railcar manufacturers are developing bodies made out of these materials. Certain light-weight woven fabrics offer high energy-absorbtion characteristics and, therefore, are ideal for ballistic shielding applications. Furthermore, due to their inherent strength-to-weight ratio, construction materials can be built from reinforcement fabrics in both load and no-load designs and in shapes too complex to be built from much heavier metals. The Company is working in a joint development project to develop products for infrastructure applications such as bridges and reinforced column wrapping for earthquake protection. See "-- Joint Projects."

    * LONGER LIFE-CYCLE. Products produced from composite reinforcement fabrics do not rust or rot, are chemically inert, non-conductive and generally maintenance free, making their life-cycles significantly longer than those of steel, concrete or wood. These features allow use of composite reinforcement fabrics in environmentally corrosive situations, such as salt water immersion or highway construction. Accordingly, these products are increasingly used in finished products such as marine pilings, telephone poles, one-piece septic tanks, guardrails, building columns, bridge columns, and bridges. The housing industry is using these materials in construction, both residential and commercial.


    * GREATER SAFETY. Products produced with composite reinforcement fabrics do not suffer from the disintegration failures suffered by steel and concrete. Moreover, composite materials offer significantly greater high-energy impact absorption, and their one-piece fabrication means that no weak seams need to be introduced into the part. The Company is working with its customers to develop products made from composite reinforcement fabrics which will offer non-varying mechanical strength and stiffness through the entire life-cycle of the product, and to lower the risk of continuous deterioration and degradation of strength, which can be caused by metal fatigue in steel or environmental erosion in concrete. These tougher products are being developed for use in automotive and highway safety applications, bullet-resistant applications, structural support, and as components of deep-sea oil drilling platforms.


    * DESIGN AND PROCESS FREEDOM AND EFFICIENCY. Composite reinforcement fabrics can be molded in tremendously flexible ways, allowing the creation of complex parts. Manufacturers assembling final products using these materials are able to use one part, formed in a complex shape, instead


                                       34




      of having to use two or more simpler parts formed from metals. This obviously results in significant cost savings, in both material and labor costs. Architecturally, designers can create shapes that would not otherwise be buildable from conventional construction materials. Furthermore, many final products, through weight savings, can be installed in one piece, such as septic tanks. Other ongoing projects include the development of on-site fabrication of parts using new injection molding and bonding techniques.

* ENVIRONMENTAL BENEFITS. Use of the Company's stitchbonded products reduces the amount of resin required to manufacture the end-product, resulting in the decreased release of volatile organic compounds by end-product fabricators. The use of composite reinforcement fabrics in products which substitute for wood, steel or concrete can diminish the amount of chemicals released in the environment. For example, marine pilings and telephone poles constructed of composite materials would not be treated with arsenic or other toxic substances presently required to provide adequate product cycle life to wood products. Due to their high strength-to-weight ratios, composite reinforcement fabrics offer the transportation industry substantial fuel savings and permit the transport of greater payloads due to increased truck capacity. The construction industry is starting to use these fabrics as a shield from noise, heat, weather, and electro-magnetic interference. These products can be highly insulating, in addition to their chemically non-reactive nature, making them ideal for use as pipes, tanks and ducting, especially in corrosive situations. The paper and petrochemical industries are starting to use these types of products in hostile environments.

PRODUCT ENGINEERING, MANUFACTURING AND DEVELOPMENT

    The Company believes that its strongest competitive advantage is its technical and developmental know-how. The principal reasons for its progress in technical development thus far are the quality of its product design and its engineering and manufacturing capabilities. These capabilities enable the
Company to design and engineer products that meet or exceed end-product manufacturers' performance and reliability specifications. The Company believes that it has created and will continue to create know-how and technology to manufacture products at lower costs than its competitors by pursuing its engineering and manufacturing development in-house. The quality of the technology and know-how of a business or product line is an important factor in the Company's evaluation of potential acquisition candidates.

    The Company's operations utilize current-generation computer systems for product design and documentation as well as for performance testing. A key to the Company's ability to reduce manufacturing cost has been the reduction of direct labor through the introduction of its proprietary single-step, automated or semi-automated manufacturing processes.

    The Company believes that its ability to produce fabric in a single step at 20 feet/minute is the fastest in the composite reinforcement fabrics industry. It also believes that it has the unique capacity to produce quadraxial reinforcements over 100 inches wide in a single step. The Company's proprietary capabilities allow composite reinforcement fabrics to be produced by continuously placing reinforcement fibers in layers at different angular orientations and concurrently stitching them together to achieve certain desired properties, depending upon the application, such as greater carrying capability and corresponding strength. The Company's machines are capable of producing reinforcements in five different directions/orientations and planes or any combination thereof.

    The Company has continued to build on the success of its BiTex product line, and has introduced the following product and process innovations:

    * First commercial binderless mat production process introduced in 1990;

    * First single-step quadraxial products introduced in 1992;

    * First 100+ inch-wide single-step quadraxial fabrics commercialized in 1993; and

    * First capability to produce, in a single-step, 150 inch 0-90|SD binderless mat product, and commercialization of same in 1994.

    The Company believes that it can apply its technical and developmental expertise to ATI's operations. Management expects that the application of the Company's engineering and design ability to ATI's current weft-insertion equipment and manufacturing process should result in a greater range of



                                       35




light-weight and super-light-weight specialty products, which would be manufactured with greater efficiencies. The Company intends to upgrade certain of ATI's machinery at the earliest appropriate time and to increase the throughput of ATI's manufacturing facility.

    With the acquisition of ATI, the Company expects that its manufacturing operations, which include 22 production machines and facilities aggregating approximately 90,000 square feet will be sufficient for approximately the next 30 months, supplemented by a certain amount of capital expenditures to update certain of ATI's equipment and to purchase additional equipment. The Company has not experienced any material shutdowns in its history.

    The Company invests in product development to meet and anticipate customer requirements. The Company also undertakes end-product manufacturer-sponsored or joint sponsored product development contracts. Accordingly, the Company's development activities are generally product or program specific. The Company spent $124,685, $373,955 and $408,247 on both Company-sponsored and customer-sponsored research and development in the fiscal years ended December 31, 1994, 1995 and 1996, respectively.

    Certain of the Company's current research and development activities are directed toward producing new processing equipment which can manufacture in a single step composite reinforcement fabrics double the weight of those currently produced by the Company.

    Certain other of the Company's research and development activities are focused upon manufacturing processes and equipment so that the Company might produce certain end-user products. Such equipment may mold or "net-shape" composite fabrics into specific shapes or continuous forms such as piping or tubular structures on-site.

MARKETING AND SALES

    The Company's competitive position in the marketplace is dependent upon its continuing ability to design innovative processes to generate products for specific composite fabricator applications. The Company's marketing philosophy is to have a team of employees work directly with prospective and active composite fabricators. The Company markets its products primarily through its own marketing and sales force directly to composite fabricators either individually or at trade shows.

    Although  85%,  89% and 78% of the  Company's  gross sales were made through four distributors (GLS Corporation, M.A. Hanna Resin Distribution, Plastic Sales, Inc. and RP Associates) in 1993, 1994 and 1995, respectively, each distributor is comprised of a subset of multiple regional distributors. As to GLS Corporation, the Company made sales of $3,093,993, $4,934,489, and $7,357,071 in 1993, 1994 and 1995, respectively, and $7,225,995 for the first nine months of 1996. As to M.A. Hanna Resin Distribution, the Company made sales of $1,092,994, $1,738,229, and $2,499,410 in 1993, 1994 and 1995, respectively, and $1,551,585 for the first nine months of 1996. As to Plastic Sales, Inc., the Company made sales of $557,680, $850,598, and $914,399 in 1993, 1994 and 1995,
respectively, and $784,401 for the first nine months of 1996. As to RP Associates, the Company made sales of $979,263, $1,422,262, and $1,985,714 in 1993, 1994 and 1995, respectively, and $1,750,614 for the first nine months of 1996. In 1993, 1994 and 1995 the Company made 2.0%, 4.3% and 9.8%, respectively of its sales directly to composite fabricators.

    The four largest purchasers of ATI's products accounted in the aggregate for 76%, 75% and 80% of ATI's net sales for the fiscal years ended October 1, 1994, September 30, 1995 and September 28, 1996, respectively. FRP Supply, Inc., ATI's largest customer, accounted for approximately 53% of ATI's net sales, or $5,559,289, $5,876,330, $5,286,161, respectively, for each of the last three fiscal years. S-2 Yachts accounted for net sales of $1,215,889, $961,000, and $905,071 for each of ATI's last three fiscal years. General Fiberglass accounted for net sales of $891,249, $731,982, and $651,087 for each of ATI's last three fiscal years. Fibercast accounted for net sales of $694,903, $668,207, and $698,222 for each of ATI's last three fiscal years. In ATI's 1994, 1995 and 1996 fiscal years, it made 34%, 37% and 36%, respectively of its sales directly to composite fabricators.

    Management  believes  that  the key to the  Company's  sales  and  marketing strategy is the development of long-term relationships with end-product manufacturers through its team approach of combining product development and sales. The Company's production and sales managers work with sales staff in all markets to develop products for particular end-product manufacturers. The Company believes that its recent



                                       36




acquisition of ATI will enable it to market a greater spectrum of products to a wider group of distributors and end-product manufacturers, including ATI's distributors and customers. In addition, certain of the products currently being sold by the Company will be available for sale to the former customers of ATI.

SUPPLY

    There are only three significant suppliers from which the Company may purchase its fiberglass requirements: PPG Industries, Inc., Owens-Corning Fiberglass, Inc. and Vetrotex. The Company had a contract with Vetrotex which expired in August 1996 pursuant to which Vetrotex was required to supply, and the Company was required to purchase, 90% of its fiberglass requirements. Even though the supply contract has expired, the Company currently purchases over half of its fiberglass requirements from Vetrotex under terms substantially the same as those of the expired supply contract. The Company believes that it is a significant purchaser of fiberglass strands from Vetrotex and the Company and Vetrotex have mutually expressed an interest in negotiating a new supply contract. The Company is also negotiating with additional vendors to ensure a continued supply of fiberglass for its production needs. The Company believes that the acquisition of ATI will improve its ability to negotiate more favorable terms with its suppliers because it will be purchasing larger gross amounts of raw materials but there can be no assurance that the Company will be able to obtain more favorable terms. The Company's ability to operate and to grow is dependent upon its ability to obtain an adequate supply of fiberglass.

BACKLOG

    The  Company's   backlog  as  of  September  30,  1996,  was  $570,200,   or
approximately 1.5 weeks of sales. Backlog as of September 30, 1995, was approximately $2,979,600, or approximately 10.5 weeks of sales. In September 1995, over $1,710,300 of the backlog consisted of orders that were past their shipping date as a result of capacity and raw material constraints present in the market at the time. This caused distributors and customers to hedge against future shortages and place additional orders, which drove the backlog to very high levels. In the second quarter of 1996, backlog returned to more historic levels as fiberglass supplies became more plentiful.

    ATI's backlog as of September 28, 1996 was $886,383.

    Due to the capacity and raw material constraints present in the market in the first quarter of 1996, the Company's net sales were increased as its distributors built their inventory levels to cushion against the industry-wide supply shortage that existed throughout 1995. In the second quarter of 1996, the Company's distributors reduced their inventory in response to the general availability of fiberglass, thereby contributing to a reduction in the Company's net sales to $4.4 million from $4.8 million in the first quarter of 1995. A decrease in net sales to $4.24 million occurred for the same reasons in the third quarter of 1996. Management estimates that during the third quarter of 1996 its distributors maintained an approximate three-week supply of composite reinforcement fabrics as opposed to an approximate twelve-week supply in the second quarter of 1996. Management expects this trend of returning to historic distribution supply levels to continue through the fourth quarter of 1996 and as long as fiberglass supplies remain plentiful.

    The industry-wide shortage of fiberglass was caused by increasing demand and insufficient capacity to meet the demand. The demand increase caused fiberglass suppliers to take action to increase their production capabilities. To increase such capabilities, however, fiberglass suppliers needed to reduce or stop their output temporarily, in order to modify their production equipment and furnaces. Such shut-downs or slow-downs exacerbated the supply shortage.

JOINT PROJECTS

    In February 1995, the Company entered into a Collaborative Agreement with E.I. DuPont de Nemours and Company, Inc. ("DuPont"), Hardcore Composites Ltd. ("Hardcore"), The Dow Chemical Company and Johns Hopkins University under the Federal Advanced Technology Program to develop agile heavyweight composites for large civil bridge infrastructure applications. For its part in the cooperative project, the Company was awarded up to $750,000 in matching funds over three years as part of a $13.5 million grant from the U.S. Department of Commerce and the National Institute of Standards and Technology. The project is



                                       37




directed toward the study of the manufacturing competency of composites produced with Seeman Composite Resin Infusion Molding Process (SCRIMP) technology (a process of layering dry fabric and drawing resin through the layered fabric with the use of vacuum pressure) and their ability to increase the life of large structures such as bridges, while reducing such structures' cost and weight. The Company believes that the project will also assist in the development of cost-effective design and manufacturing technologies for composite materials that can be used to build other large structures which are strong, lightweight, and resistant to corrosion and seismic shock. In addition to being the sole supplier of composite fabrics for the project, the Company has undertaken to try to develop enabling technology which would enhance the speed, quality and cost-effectiveness of composite reinforcement fabric production. To accomplish this goal, the Company is working towards developing machinery, procedures and alternative methods of bonding together reinforcement fabrics. The project participants are also working towards the development of a prototype system which would allow rapid style changes and the production of fabrics with variable widths.

    The Company, and each of the other parties thereto, has estimated its costs to complete the program under the Collaborative Agreement. The Company's costs include both federal funds payable to NIST and non-federal funds contributed by each of the parties, including the Company. The Company is reponsible for adherence to applicable federal laws and regulations covering both federal funds and non-federal funds, including allowability of costs. The Company is required to make available for work under the Collaborative Agreement the non-federal funds in the amount of $750,000 in each of the three years of the program in accordance with the program budget.

    The parties to the Collaborative Agreement have mutually agreed to protect each other's proprietary information for a period of five years. Any technology jointly developed in the performance of the Collaborative Agreement ("Program Technology") is to be owned jointly by the project participants, with the right to use the same on an unrestricted basis. The Program Technology may also be subject to a non-exclusive, non-transferable paid-up license to the United States government which may not publicly disclose any proprietary information relative to the Program Technology.

    The Company is also involved in a collaboration with Hardcore DuPont Composites LLC ("Hardcore DuPont"), a joint venture between Hardcore and DuPont, wherein the Company provided the engineered composite fabric for the manufacture of two railroad cars using the SCRIMP process. These successful prototypes have permitted the consortium comprised of Hardcore DuPont, Burlington Northern and Trinity Industries to propose a project for the industrial manufacture of railroad cars using the Company's composite fabric.

    In October 1995, the Company began a joint venture project with the University of Maine ("UM") to develop a composite plywood alternative utilizing waste wood fibers from the paper industry (the "Composite Panel Project"). The project is funded in part by the Center for Technology Transfer ("CTT"), a non-profit partnership among the Maine Science and Technology Foundation, UM, the University of Southern Maine, the Maine Technical College System, and certain companies in Maine operating in the metals and electronics industries. Funding for CTT is provided by a grant from the U.S. Department of Energy under its Experimental Program to Stimulate Competitive Research (EPSCoR). The project was undertaken as part of a proposal to develop hybrid (wood and fiberglass) composite structural panels which have commercial application for the construction industry. The goal is to develop products that will be cost competitive with traditional wood products. The Company and UM will individually own the intellectual property rights to any technology developed separately, and will own jointly any intellectual property rights arising from technology developed together. Furthermore, UM agreed to license to the Company any and all of its intellectual property rights arising from the project, on an exclusive, world-wide, and reasonable basis.

    Together with UM, the Company is required to furnish all personnel, facilities, materials and services to complete the Composite Panel Project. The cost sharing obligation of the Company for the project is $29,376 cash match and $14,663 in-kind match. UM and the Company are required to pay back $113,587 as a contribution to CTT out of profits generated from the activities of the project, payable from revenues to the Company from net sales of new products developed under the project or revenues UM or the Company derive from license fees or royalties on the use of intellectual property developed thereunder.



                                       38




    The Department of Defense has awarded funding through the 1995 Defense Experimental Program to Stimulate Competitive Research (DEPSCoR) to UM relative to a study of the dynamics of thick composite structures. The Company has agreed to provide the project with industrial composite expertise, laminate
engineering,    reinforcement    materials,    composite   fabrication   through
subcontracts, and participation through analytical reviews and program management reviews. The Company will also provide up to $45,000 of in-kind support to UM for this project. While the Company does not expect to generate material profits from this project, it will provide the Company with valuable experience and modeling techniques for the use of the Company's heavyweight fabrics in the Naval, off-shore oil, sub-marine and waterfront infrastructure materials markets.

    The Company is currently working with ABB Offshore Technology ("AOT"), a division of ASEA Brown Boveri S.A. in AOT's development of a full range of composite well head covers and pipe protection structures for the offshore oil and gas industry constructed from advanced engineered composite reinforcement fabrics. These lightweight structures range in size up to 90' by 90' by 90' and would replace corrosion-prone heavy steel structures.

    The Company is also in negotiations with Norsk Hydro A.S., one of the largest North Sea oil operators, concerning jointly enhancing the use of composite structures in the off-shore oil industry.

    Funding for each of these projects is part of the Company's regular, on-going research and development expenses. Except for Hardcore DuPont, a participant in the NIST project, and North End Composites, a subcontractor in the DEPSCoR project, the Company does not have any supply arrangements with the entities involved in these projects.

COMPETITION

    The Company's principal competitors are producers of woven reinforcement fabrics and other producers of stitched or weft-inserted reinforcement products. Competition is based on price, product performance and customer support. The Company's continued success will depend in part on its ability to continue to develop and introduce cost competitive quality products that meet or exceed end-product manufacturer requirements.

    There is no competitor that manufactures products that are substantially similar to or competitive with all of the Company's products. However, there are competitors for each of the Company's products and the Company believes that there are only two companies remaining after its acquisition of ATI that have significant shares of the stitched or weft-inserted reinforcement markets. These are Johnston Composite Industries, a subsidiary of Johnston Industries Inc., and Knytex, a joint venture between Owens-Corning Fiberglass and Hexcel Corporation. The Company believes that it has one of the largest shares of the United States market for weft-inserted or stitchbonded (non-crimped) composite reinforcement fabrics.

EMPLOYEES

    As of October 31, 1996, the Company had 128 full time employees, of whom 103 were employed in engineering and manufacturing, 10 in sales and marketing and 15 in administrative and management functions. No employees are represented by unions.

PROPERTIES

    The Company's executive offices and major manufacturing/warehouse facility is located in a facility in Brunswick, Maine, of approximately 50,000 square feet which was completed in March 1996. The Company leases the property from Brunswick Development Corporation ("BDC"), a Maine corporation wholly owned by the town of Brunswick. The Company's lease is for a term of 10 years and commenced on January 1, 1996, with an option to extend the term for one additional five-year period. The Company also has an option to purchase the facility at any time between the conclusion of the fifth year of the current lease and the end of the lease, at an option price equal to the greater of fair market value of the facility or the residual debt payable by BDC on the bonds issued to finance the construction of the facility. The Company may, however, consider the purchase of the property prior to the option



                                       39





date, which purchase would require the consent of the bond holders. The rent for the facility is $181,500 annually for the first five years of the lease; the lease provides for periodic scheduled rent increases, with a final annual rent of $206,000 for the last year of the current lease.

    With the acquisition of ATI, the Company acquired approximately 40,000 square feet of manufacturing, office and warehouse space in Seguin, Texas, including the underlying real estate. ATI is currently using this space, for its operations.

    The Company also maintains 10,400 square feet of warehouse space at another location in Brunswick, Maine, for which it pays rent of $44,495 per year and 6,000 square feet of warehouse space in Seguin, Texas, for which it pays rent of $6,900 per year.

INTELLECTUAL PROPERTY

    Although the Company has three registered trademarks and owns two patents relating to its product, the Company relies almost entirely upon unpatented technology in its production processes. The Company relies in part upon state and federal trade secrets and unfair competition laws to protect its intellectual property. Management's philosophy is to patent only those processes as to which the process may be determined when analyzing the product produced. There can be no assurances that the Company can adequately protect its rights in such unpatented proprietary technology or that others will not independently develop substantially equivalent or better proprietary information or techniques, or otherwise gain access to the Company's proprietary technology or disclose such technology. The Company will seek additional protection for newly developed intellectual property as deemed appropriate. One patent, which expires in September 2011, relates to a bound and structurally reinforced thermoplastic multi-layer composite fabric which is moldable. No product relating to this patent has yet been commercialized. Although the other patent, which expires in December 2009, relates to a manufacturing process commercialized by the Company, management believes that it would be very difficult to assess whether a competitive product was produced by a process which infringes the process covered by such patent.

    Hexcel Corporation, formerly named Knytex, Inc. ("Hexcel") sued ATI in 1988 in the United States District Court for the Western District of Texas ("the Court"). The suit concerned certain obligations of ATI's then president (the "Employee"), who had been previously employed by the parent of Hexcel (the "Employer"). The Employee, while working for the Employer, had co-invented a structural reinforcement fabric in the form of a double-bias fabric and a continuous double-bias process for making such double-bias fabric. The co-inventors filed a patent with respect to the bias process invention (the "Patent"). The co-inventors assigned the Patent application to Hexcel. The Employee also signed agreements with the Employer relative to the nondisclosure of inventions made by him while in the employ of Employer to others outside the Company. Following Employee's separation from Employer in 1983, the Employee, Peter L. DeWalt and Burlington formed ATI, and the lawsuit concerned certain of ATI's production processes.

    The judgment and order resulting from the lawsuit concluded that a manufacturing process used by ATI infringed the Patent and that ATI and the Employee were liable for misappropriation of trade secrets due to ATI's use of double- and triple-bias fabric processes. The court awarded Hexcel lost profits adjudged to be approximately $2.24 million plus interest and attorneys' fees. ATI ultimately paid Hexcel approximately $3.1 million in May, 1992, upon losing its appeal of the judgment. The Court also found that when ATI changed its process in 1988, it discontinued the use of the processes at issue, and therefore, the Court issued no injunction.

LEGAL PROCEEDINGS

    The Company is involved from time to time in litigation incidental to its business. The Company is not party to any material pending legal proceedings.



                                       40





                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows*:


                                                                                                DIRECTOR
                     NAME                        AGE                  POSITION                   SINCE
                     ----                        ---                  --------                   -----
Martin S. Grimnes(1)(2) ...................       49    Chairman, Chief Executive Officer         1984
                                                           and Director
David M. Coit(1)(3) .......................       49    Director                                  1987
Peter N. Walmsley(1)(3) ...................       60    Director                                  1991
Donald R. Hughes ..........................       67    Director elect                             **
Max G. Pitcher ............................       61    Director elect                             **
Gregory Peters(1)(2) ......................       50    Director                                  1995
David E. Sharpe(1)(2) .....................       54    Director                                  1993
William M. Dubay ..........................       46    President and Chief Operating Officer      **
Robert R. Fuller ..........................       40    Vice President, Sales
John P. O'Sullivan ........................       54    Chief Financial Officer and Treasurer
Thomas L. Wallace .........................       44    Vice President, Manufacturing
Peter L. DeWalt ...........................       60    President, Advanced Textiles, Inc.

----------------
 * The Board of Directors has also agreed that, at the next annual meeting of the Company, (i) it will recommend to the stockholders to increase the size of the Board to nine directors, and (ii) nominate for election two other persons to the Board as will be mutually agreed upon.

 ** Messrs. Dubay, Hughes and Pitcher have each agreed to serve on the Board of Directors, and the Board intends to elect each of them to the Board to fill vacancies, effective with the closing of the Offering.

(1) Messrs. Coit, Walmsley, Peters and Sharpe were elected to the Board of Directors as the designees of the holders of the outstanding Preferred Stock and Mr. Grimnes was elected as the designee of the holders of Common Stock pursuant to the terms of the Restated Articles of Incorporation of the Company, as in effect prior to the Offering. Messrs. Coit and Peters were elected by the holders of Series AA and BB Preferred Stock, the majority owner of both series being North Atlantic Venture Fund, L.P. Mr. Walmsley was elected by the holders of Series C Preferred Stock, the majority owner of which is AMT Venture Partners Ltd. Mr. Sharpe was elected by the holders of Series D Preferred Stock, the sole holder of which is Vetrotex. Upon the closing of the Offering, all of the Preferred Stock will convert into Common Stock, thereby terminating the ability of the holders of Preferred Stock to elect directors as individual classes, but each of the aforesaid individuals other than Mr. Peters will continue to serve as directors. Mr. Peters has agreed to resign effective with the closing of the Offering and the Board has elected Mr. Dubay to the Board of Directors effective with the closing of the Offering. See "CERTAIN TRANSACTIONS" and "PRINCIPAL STOCKHOLDERS."

(2)  Member of the Compensation Committee.

(3)  Member of the Audit Committee.

    MARTIN S. GRIMNES is the founder of the Company and since the Company's inception in 1984, has served as a director and between 1984 and 1987 as president and treasurer. Mr. Grimnes has been Chief Executive Officer since the Company's inception and Chairman of the Board since 1987. Mr. Grimnes has a textile engineering degree from the Technische Akademie e. V. in Hohenstein, Germany and a B.S. in Industrial Management from the University of Vermont. Prior to founding the Company, he was export manager for W. S. Libbey Co. of Lewiston, Maine, an industrial and decorative textile manufacturer (1980 - 1984) and General Manager of Sandvika Veveri A/S of Oslo, Norway, a decorative textile manufacturer (1974 - 1980).



                                       41





    DAVID M. COIT has been, since 1986, President of North Atlantic Capital Corporation, a venture capital management company which manages three venture capital funds, including the North Atlantic Venture Fund, L.P., which is a stockholder of the Company. Mr. Coit is also a General Partner with Mr. Peters of North Atlantic Capital Partners, Limited Partnership, which is the General Partner of the venture fund. Previously, Mr. Coit was President of Maine Capital Corporation and an Assistant Vice President for commercial lending of First
National Bank of Boston. Mr. Coit attended Yale University and received his M.B.A. from the Harvard Graduate School of Business Administration.

    PETER N. WALMSLEY has been for more than the past five years, one of two general partners of AMT Associates Ltd., which is the sole general partner of both AMT Venture Partners, Ltd. and JHAM Limited Partnership, which are venture capital funds and stockholders of the Company. During the past five years he has been President and 50% owner of AMT Management, Inc., and also for the last three years, President and sole owner of Newton Delaware, Inc., corporations which manage the two funds. Mr. Walmsley was previously Manager, Acquisitions & Divestitures in the Corporate Plans Department at E.I. DuPont de Nemours & Co., Inc., where he was also responsible for the corporate venture capital activities. Mr. Walmsley received his Ph.D. in chemical engineering at Manchester University in England.

    DONALD R. HUGHES has agreed to become a Director of the Company effective upon the closing of the Offering. Mr. Hughes retired from his previous positions as Vice Chairman, Chief Financial Officer, and director of Burlington Industries, Inc., where he had been employed for over 35 years, at the end of 1994. Mr. Hughes is currently a consultant to Burlington. Mr. Hughes is former Chairman of the Fiber, Fabric and Apparel Coalition for Trade, the former President of the American Textile Manufacturers Institute, and former Chairman of the North Carolina Citizens for Business and Industry. He is a director of the Wachovia Corporation, and a member of the Board of Visitors of the University of North Carolina at Chapel Hill's Graduate School of Business
Administration.  He is also on the  Board  of  Trustees  of the  Moses  H.  Cone
Memorial Hospital in Greensboro, North Carolina. Mr. Hughes received his bachelor's and master's degrees from Harvard University.

    MAX G. PITCHER has agreed to become a Director of the Company effective upon the closing of the Offering. Mr. Pitcher is President of NEFT Inc., which manufactures oil equipment in Russia. Mr. Pitcher retired from Conoco Inc. on January 1, 1993, where he was executive vice president, exploration production, with oversight responsibility for Europe, Africa, and the former U.S.S.R. Mr. Pitcher had been with Conoco for 30 years. He was also a senior vice president of E.I. Du Pont de Nemours and Company, Inc., the parent company of Conoco. Mr. Pitcher received his bachelor's and master's degrees in petroleum geology from Brigham Young University and his Ph.D. in geology from Columbia University. He is a member of the American Association of Petroleum Geologists (AAPG) and currently serves on AAPG's industry liaison committee.

    GREGORY PETERS has been, since 1986, Vice President and Treasurer of North Atlantic Capital Corporation, a venture capital management company, which manages three venture capital funds, including the North Atlantic Venture Fund L.P., which is a stockholder of the Company. Mr. Peters is also a General Partner with Mr. Coit of North Atlantic Capital Partners, Limited Partnership, which is the General Partner of the venture fund. Mr. Peters has agreed to resign from the Board of Directors of the Company upon the closing of the Offering.

    DAVID E. SHARPE has been employed in management or executive positions for Vetrotex and its affiliates for more than 22 years, most recently serving since 1989 as vice president of sales and marketing of Vetrotex. Vetrotex is a stockholder of the Company and a major supplier of raw materials thereto. Mr. Sharpe is a member of the Board of the Composites Institute of the Society of the Plastics Industry, Inc. He holds a B.S. in biology and chemistry from Otterbein College in Westerville, Ohio and an M.B.A. in finance and economics from New York University.

    WILLIAM M. DUBAY has been employed by the Company since May 1989 and has served as President and Chief Operating Officer since November 1991. Mr. Dubay received a B.A. in Business Education from Thomas College in Waterville, Maine, and prior to his employment by the Company was Manager of Provider Services for Blue Cross/Blue Shield of Maine (November 1987 through April 1989) and from




                                       42





June 1981 through August 1987 was employed by Sabre Yachts in South Casco, Maine, a nationally known manufacturer of premium quality sailing yachts, where he earned successive promotions to Senior Manager, Manufacturing. Mr. Dubay has agreed to become a director of the Company upon the closing of the offering.

    ROBERT R. FULLER has served as Vice President, Sales, since 1993 and has been with the Company since 1990. Mr. Fuller received his B.S. in engineering-naval architecture from the University of Michigan in Ann Arbor. Prior to his employment with the Company, Mr. Fuller founded and was Chief Executive officer of Advanced Sail Concepts, a ship design firm located in Massachusetts and North Carolina. He has also served as a naval architect and project manager with General Dynamics in Quincy, Massachusetts.

    JOHN P. O'SULLIVAN has served as Chief Financial Officer of the Company since October 1994 and as Treasurer since March 1995. From January 1979 to April 1994, Mr. O'Sullivan was Vice President, Finance and Administration for Bangor Hydro Electric Co. in Bangor, Maine. Between 1975 to 1978, he served as Commissioner of Finance and Administration (the Chief Financial Officer) for the State of Maine. Mr. O'Sullivan is both a Certified Management Accountant and a Certified Public Accountant, and received his B.A. in economics from the College of the Holy Cross and his M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

    THOMAS L. WALLACE has served as Vice President, Manufacturing since January 1994. Prior thereto he was Manufacturing Manager for Personal Electronics in Manchester, N.H. from March 1992 through December 1993, Director of Quality Assurance for AM Technologies in Manchester, N.H. from August 1991 until March 1992 and Director of Operations for Summa Four, also in Manchester, N.H. from May 1983 until August 1991. Mr. Wallace received his B.S. in business management from Franklin Pierce College and has completed various M.B.A. courses at the University of New Hampshire.

    PETER L. DEWALT has been President of Advanced Textiles, Inc., since 1985. Mr. DeWalt was a co-founder of ATI, and was previously employed for over two decades by PPG Industries, Inc., in various executive positions in manufacturing, technical service, product development, sales and marketing. Mr. DeWalt is a graduate of Waynesburg College. Mr. DeWalt has been retained by the Company to oversee the operations of ATI in Seguin, Texas and assist in the integration of the operations of ATI with those of the Company.

    The  Company  has  granted   Josephthal  Lyon  &  Ross   Incorporated   (the
"Representative") the right to designate for election one person to the Company's Board of Directors until such time as AMT Venture Partners Ltd. and North Atlantic Venture Fund, L.P. no longer hold in excess of 80% of their current shareholdings in the Company. The Company has agreed to use its best efforts to cause any such person so designated to be elected as a director of the Company. After the Offering, AMT Venture Partners Ltd. and North Atlantic Venture Fund, L.P. will in the aggregate hold 4,120,624 shares. The Representative would lose its right to designate one person for election should the aggregate number of shares held by AMT Venture Partners Ltd. and North Atlantic Venture Fund, L.P. drop by more than 20%, to less than 3,296,4992 shares in the aggregate. In the event the Representative elects not to exercise this right, then it may designate one person to attend Board of Directors' meetings as an observer.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board maintains a Compensation Committee which will consist of Messrs. Grimnes, Sharpe, and either Hughes or Pitcher after the closing of the Offering. The Board also maintains an Audit Committee which will consist of Messrs. Coit and Walmsley after the closing of the Offering. The Board has no nominating committee. The Audit Committee reviews the results of operations of the Company with the officers of the Company who are responsible for accounting matters and, from time to time, with the Company's independent public accountants. The Compensation Committee reviews and evaluates the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company, and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers the Company's stock option plans. See "-- Stock Option Plans."




                                       43





COMPENSATION OF DIRECTORS


    For fiscal 1995, all Directors were reimbursed by the Company for their out-of-pocket expenses incurred in connection with attendance at Board and committee meetings or otherwise in the performance of their services as a Director. No Directors received any other compensation for performance of their services as Directors. Martin S. Grimnes, Chief Executive Officer of the Company, did receive other compensation from the Company, for his services as an employee. Following the closing of the Offering, Directors who are not employees of the Company or affiliated with or related to a principal stockholder of the Company will be paid an annual retainer of $6,000, payable quarterly, a fee of $1,000 for each Board or committee meeting attended, will be issued 1,000 shares of Common Stock upon each of their elections and will be granted an option to purchase 9,000 shares of Common Stock exercisable at the fair market value at time of grant, which option will vest in three equal tranches over a three year period so long as the individual remains a director. Messrs. Pitcher and Hughes will receive such compensation following the Offering. The exercise price of the options that will be granted to them will be equal to the Offering price. All Directors are reimbursed by the Company for their out-of-pocket expenses incurred in connection with attendance at Board and committee meetings or otherwise in the performance of their services as a Director. See "-- Stock Option Plans."


EXECUTIVE COMPENSATION


    The following table sets forth certain information concerning the compensation for the year ended December 31, 1995 of the Company's Chief Executive Officer who was the only executive officer who earned in excess of $100,000 for such year from the Company:


                        SUMMARY COMPENSATION TABLE


                                                                                               LONG-TERM
                                                              ANNUAL COMPENSATION            COMPENSATION
                                                              -------------------            ------------
                                                                                OTHER         SECURITIES
                     NAME AND                                                   ANNUAL        UNDERLYING
                PRINCIPAL POSITION                  SALARY($)   BONUS($)   COMPENSATION($)      OPTIONS
                ------------------                  ---------   --------   ---------------      -------
Martin S. Grimnes,
  Chairman and Chief Executive Officer                90,000      6,140       26,229(1)        22,750

----------
(1) Includes  $20,770 in payments for accrued but unused vacation time,  $3,279 in payments for health  insurance,  personal use of a company car valued at
     $1,375 and $865 for paid sick time.

    The Board of Directors of the Company adopted a formula profit sharing plan in September of 1995. A bonus pool was calculated as a percentage of annual net revenue, adjusted by the rate of revenue growth. One-half of this bonus pool was disbursed to management according to the approved plan, while the other one-half of the bonus pool was disbursed to all other employees in an amount directly proportional to their wage level. Mr. Grimnes received $3,720 from the 1995 bonus pool. The same profit sharing plan is in effect for 1996.

    ATI and Peter L. DeWalt have entered into a two-year employment agreement pursuant to which Mr. DeWalt shall continue to serve as President of ATI and shall receive a base salary of $125,000. In the event that the Compensation Committee determines, in the exercise of its sole discretion, that Mr. DeWalt has performed satisfactorily in connection with the integration of the operations of ATI with those of the Company, on October 30, 1997, ATI shall pay Mr. DeWalt a performance bonus of up to $40,000. Mr. DeWalt will also be eligible for a bonus of up to $40,000 on October 30, 1998, on the same terms. In the event that the agreement is not terminated within the two-year term, the Company shall issue to Mr. DeWalt an additional 7,670 shares of Common Stock. The agreement also provides for the grant of an option to Mr. DeWalt to purchase up to 19,500 shares of Common Stock at a price per share equal to the price of shares sold in the Offering which option shall vest on October 30, 1998.

                                       44




STOCK OPTION PLANS


    1991 Stock Option Plan. The Company's 1991 Stock Option Plan (the "1991 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company on January 24, 1991. A total of 889,395 shares of Common Stock have been reserved for awards under the 1991 Plan. Pursuant to the 1991 Plan, the Board of Directors is authorized to grant options, in its discretion, to key personnel and directors of the Company. The number of shares, term and vesting schedule for exercise of the options were also determined by the Board of Directors. All options are exercisable at the fair market value of the shares of Common Stock at the time of grant. In the event an optionee's employment or directorship with the Company is terminated, whether voluntarily or involuntarily, his stock option is terminated immediately, except in the event of a voluntary retirement, death or disability, in which event the option is exercisable to the extent vested for a one month period following such termination. In the event of a merger (where the Company is not the surviving entity), dissolution or liquidation of the Company or the sale or exchange of all or substantially all of the Company's assets, each optionee shall be given twenty days prior notice and may exercise their options to the extent vested, but the options will otherwise expire upon the occurence of such an event.

    1994 Stock Option Plan. The Company's 1994 Stock Option Plan (the "1994 Plan" and with the 1991 Plan, the "Plans") was adopted by the Board of Directors and stockholders of the Company on May 25, 1994. A total of 1,060,605 shares of Common Stock have been reserved for awards under the 1994 Plan. Pursuant to the 1994 Plan, the Board of Directors was authorized to grant options, in its discretion, to key personnel, consultants and directors of the Company with all options to be granted for a term of up to ten years from when the options become exercisable. The number of shares and vesting schedule for exercise of the options are also determined by the Board of Directors. All options are exercisable at the fair market value of the shares of Common Stock at the time of grant. In the event an optionee's employment or directorship with the Company is terminated or he or she ceases to be a member of the Board of Directors of the Company, whether voluntarily or involuntarily, his or her stock option is terminated immediately, except in the event of a voluntary retirement, death or disability, in which event the option is exercisable for a one month period to the extent vested. In the event of a merger (where the Company is not the surviving entity), dissolution or liquidation of the Company or the sale or exchange of all or substantially all of the Company's assets, each optionee shall be given twenty days prior notice and may exercise their options to the extent vested, but the options will otherwise expire upon the occurence of such an event.

    At September 30, 1996, 18 employees and two outside consultants held options to purchase a total of 1,006,395 shares of Common Stock under the Plans. The options are exercisable at prices ranging from $0.0154 to $0.769, and expire at dates ranging from September 18, 1999 to September 15, 2010. The only Executive officer of the Company named in the table above, Mr. Grimnes, owns options to purchase 266,500 shares under the Plans.


    The following table sets forth grants of stock options to the Company's chief executive officer during the year ended December 31, 1995.


                            OPTION GRANTS TABLE

                                                     INDIVIDUAL GRANTS
                                    ---------------------------------------------------
                                                                                           POTENTIAL REALIZABLE
                                                   PERCENT                                   VALUE AT ASSUMED
                                                  OF TOTAL                                 ANNUAL RATES OF STOCK
                                    NUMBER OF      OPTIONS                                   PRICE APPRECIATION
                                    SECURITIES   GRANTED TO                                   FOR OPTION TERM
                                    UNDERLYING    EMPLOYEES   EXERCISE                      --------------------
                                     OPTIONS      IN FISCAL     PRICE        EXPIRATION
              NAME                  GRANTED(#)      YEAR       ($/SH.)          DATE         5%($)       10%($)
              ----                  ----------      ----       -------          ----         -----       ------
Martin S. Grimnes(1)                 22,750        14.58%      $0.77    September 2010(2)    $167,291   $196,392

-------------

(1)  Mr.  Grimnes'  options  were  granted by the Board on  September  15,  1995 pursuant to the 1994 Plan.  The exercise  price of these  options is $0.77, the fair market  value per share of the Common  Stock on the date of grant, as  determined by the  Company's  Board of  Directors.  In order to present meaningful  information,  these  values have been  calculated  based on the assumed  Offering  price of $7.00 per share,


                                       45



     less the exercise price per share. These options vest in five installments of 4,550 shares each over five years, commencing on September 14, 1996 and ending on September 14, 2000. Unexercised options expire ten years after the date of vesting of each installment.

(2) The latest expiration date of options covered by this grant. These options each expire ten years after the date on which they vest.




AGGREGATED  OPTION  EXERCISES  IN LAST  FISCAL YEAR AND FISCAL  YEAR-END  OPTION
VALUES

    The following table provides information on the number and value of unexercised options held at December 31, 1995 by the Company's chief executive officer.


                                                            NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                                                            OPTIONS AT FY-END(#)             AT FY-END($)(1)
                                                            --------------------             ---------------
                            SHARES ACQUIRED    VALUE
          NAME              ON EXERCISE(#)    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----              --------------    --------   -----------   -------------   -----------   -------------
Martin S. Grimnes                  --             --       217,750        48,750        $1,492,432      $303,713


--------
(1) The exercise  prices of these  options  range from $0.15 to $0.77,  the fair market  values  per share of the  Common  Stock on the  dates of  grant,  as determined  by the  Company's  Board  of  Directors.  In  order  to  present meaningful  information,  these  values  have been  calculated  based on the assumed  Offering  price of $7.00 per  share,  less the  exercise  price per share.




                                       46






                          PRINCIPAL STOCKHOLDERS



    The following table and notes thereto set forth certain information regarding beneficial ownership of the Common Stock, as of October 31, 1996, by
(i) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Common Stock, (ii) each of the Company's directors and officers, and (iii) all directors and officers of the Company as a group. The information as to each person has been furnished by such person, and, except as noted, each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned.

                                                                          PERCENTAGE OF SHARES
                                                                           BENEFICIALLY OWNED
                                                                           ------------------
              NAME AND ADDRESS OF                      SHARES            PRIOR TO        AFTER
               BENEFICIAL OWNER                  BENEFICIALLY OWNED    OFFERING(1)   OFFERING(1)
               ----------------                  ------------------    -----------   -----------
David M. Coit*(2)                                  2,804,067            40.1%          30.3%
  70 Center Street
  Portland, ME 04101
Gregory B. Peters*(2)                              2,804,067            40.1%          30.3%
  70 Center Street
  Portland, ME 04101
North Atlantic Venture Fund, L.P.(2)               2,804,067            40.1%          30.3%
  70 Center Street
  Portland, ME 04101
David E. Sharpe*(3)                                1,363,620            19.5%          14.7%
  750 E. Swedesford Road
  Valley Forge, PA 19482
Vetrotex CertainTeed Corp.(3)                      1,363,620            19.5%          14.7%
  750 E. Swedesford Road
  Valley Forge, PA 19482
Peter N. Walmsley*(4)                                746,583            10.7%           8.1%
  10929 Wickshire Way
  Rockville, MD 20852
AMT Associates Ltd.(4)                               746,583            10.7%           8.1%
  10929 Wickshire Way
  Rockville, MD 20852
Martin S. Grimnes*(5)                                631,800             9.0%           6.8%
  43 Bibber Parkway
  Brunswick, ME 04011
William M. Dubay**(6)                                226,200             3.2%           2.4%
Donald R. Hughes**                                     --                 --             --
Max G. Pitcher**                                       --                 --             --
All Directors and Officers as a group
  (12 persons)(7)                                  5,974,160            85.4%          64.6%

--------
  * Member of Board of Directors of the Company.

**  Director-elect.

+   Less than 1%.

(1) For the purpose of calculating this table of beneficial ownership, the number of shares of Common Stock deemed outstanding prior to the Offering, 6,997,629 shares, includes: (i) 584,740 shares of Common Stock, (ii)
     4,603,560 shares of Common Stock issued upon the conversion of Preferred Stock, outstanding as of October 31, 1996, (iii) 1,534,181 shares of Common Stock issuable upon exercise of the common stock purchase warrants and employee stock options which will be exercisable within 60 days of October 31, 1996, (iv) 2,000 shares in the aggregate to be issued to Messrs. Hughes and Pitcher upon their election to the Board contemporaneous with the consum-


                                       47



     mation of the Offering and (v) an estimated 273,148 shares of Common Stock to be issued to holders of Preferred Stock in payment of accrued dividends upon conversion of the Preferred Stock to Common Stock effective with the consummation of the Offering (assuming the closing as of November 26, 1996). The number of shares of Common Stock deemed outstanding after the Offering, 9,247,629 shares, includes the 2,250,000 shares of Common Stock being offered for sale by the Company in the Offering.

(2) Consists of 2,296,320 shares of Common Stock issued pursuant to the conversion of the outstanding Preferred Stock, 383,500 shares of Common Stock subject to warrants currently exercisable and 124,247 shares in payment of accrued dividends. Messrs. Coit and Peters are general partners of North Atlantic Capital Partners, Limited Partnership, the sole general partner of North Atlantic Venture Fund, L.P. ("NAVF") and have voting control of the shares owned by NAVF. Messrs. Coit and Peters disclaim beneficial ownership of shares held or beneficially owned by NAVF except to the extent of their pecuniary interests therein.

(3) Includes 1,144,000 shares of Common Stock issued pursuant to the conversion of Preferred Stock and 80,390 shares in payment of accrued dividends. Mr. Sharpe, a director of the Company, is the Vice President, Sales and Marketing, of Vetrotex. Mr. Sharpe disclaims beneficial ownership of shares held or beneficially owned by Vetrotex.

(4) Consists of 715,000 shares of Common Stock issued pursuant to the conversion of Preferred Stock and 31,583 shares in payment of accrued dividends. Mr. Walmsley has been for more than the past five years, one of two general partners of AMT Associates Ltd., which is a general partner of both AMT Venture Partners, Ltd. ("AMT") and JHAM Limited Partnership ("JHAM"), which are venture capital funds and stockholders of the Company. AMT Associates Ltd. has 100% of the voting powers of the shares owned by AMT and JHAM. Mr. Walmsley disclaims beneficial ownership of shares held or beneficially owned by AMT and JHAM except to the extent of his pecuniary interest therein.

(5) Includes 235,300 shares of Common Stock subject to options exercisable within 60 days of October 31, 1996.

(6) Includes 226,200 shares of Common Stock subject to options exercisable within 60 days of October 31, 1996.

(7) Includes 663,390 shares of Common Stock subject to options exercisable within 60 days of October 31, 1996.




                                       48




                           CERTAIN TRANSACTIONS


    In August, 1993, the Company and certain stockholders sold an aggregate of 1,040,000 shares of Series D Convertible Preferred Stock, 92,300 shares of Series AA Preferred Stock and 11,700 shares of Series BB Preferred Stock of the Company to Vetrotex for an aggregate cash purchase price of $1,936,000. The purchase price was determined by negotiation between the Company, the selling stockholders, and Vetrotex. Concurrently with such sale, certain stockholders sold 139,230 shares of Common Stock for a purchase price equal to $0.77 per share. The selling stockholders included Martin Grimnes, a director and officer of the Company, William M. Dubay, an officer of the Company who has been elected to the Board of Directors effective upon the closing of the Offering, and Robert
R. Fuller, an officer of the Company. Messrs. Grimnes, Dubay and Fuller received $50,000, $23,000 and $10,600, respectively, from the sale to Vetrotex of 65,000, 29,900 and 13,780 shares, respectively, of Common Stock. The Company also received an aggregate of $1,760,000 from Vetrotex in the sale of 1,040,000 shares of Series D Preferred Stock. Concurrently with the sales transaction, the Company and Vetrotex entered into a three year Supply Agreement which expired August 25, 1996, pursuant to which Vetrotex agreed to sell to the Company and the Company agreed to purchase from Vetrotex not less than 90% of the Company's requirements of fiberglass products. For calendar years 1993, 1994 and 1995, and for the nine month period ending September 30, 1996, the Company paid Vetrotex $3,213,169, $4,911,399, $7,809,567, and $6,856,083 respectively for fiberglass products purchased pursuant to the Supply Agreement. See "BUSINESS -- Supply."

    In March 1992 Vetrotex loaned the Company $300,000, on an interest-free basis, to finance the purchase and modification of one stitchbonding machine. Vetrotex obtained a purchase money security interest in the machine. The Company is currently making quarterly payments of $17,500 to Vetrotex to reduce this debt. As of October 31, 1996, the remaining debt was $50,000.

    In October 1996 the Company acquired all of the capital stock of ATI from Burlington and Peter L. DeWalt. Mr. DeWalt received 7,670 shares of Common Stock in connection with the sale of his interest in ATI to the Company. Mr. DeWalt and ATI have entered into an employment agreement with a two-year term. See "MANAGEMENT -- Executive Compensation."

    The Restated Articles of Incorporation of the Company provide in the designations of rights and preferences of the Series AA Convertible Preferred Stock, Series BB Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock that the holders of the Series AA and BB stock shall have the right, voting as a single class, to elect one director of the Company, the holders of the BB, C and D stock, each voting as a separate series, are entitled to elect one director each, and the holders of Common Stock shall have the right to elect one director. Pursuant to these rights, Messrs. Coit, Peters, Sharpe and Walmsley have been elected to the Board of Directors by the holders of Preferred Stock. All series of Preferred Stock will automatically convert to Common Stock upon the consummation of the Offering and the rights of the holders of the Preferred Stock to elect directors described above shall terminate. See "MANAGEMENT."


                                       49




           DESCRIPTION OF CAPITAL STOCK AND CERTAIN INDEBTEDNESS

    Upon the closing of the Offering, the Company will be authorized to issue 20,000,000 shares of Common Stock, $0.0001 par value, 1,000,000 shares of preferred stock, $10.00 par value ("New Preferred Stock"). The Company's outstanding shares of Series AA, Series BB, Series C and Series D Preferred Stock will automatically convert to Common Stock upon closing of the Offering. Upon such closing, 7,713,448 shares of Common Stock will be outstanding and no shares of New Preferred Stock.


COMMON STOCK

    The following summary description of the Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation.


    As of October 31, 1996, there were 8 holders of Common Stock and 23 persons held presently exercisable options or warrants to purchase shares of Common Stock at exercise prices per share below the assumed Offering price of $7.00 per share. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of all liabilities. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued against the consideration set forth in this Prospectus, will be, fully paid and nonassessable.


RECAPITALIZATION


    Immediately prior to the commencement of the Offering, all outstanding no par value common stock will be converted into $0.0001 par Common Stock. As of the closing of the Offering, each share of the Company's four series of outstanding Preferred Stock will convert to 65 shares of Common Stock $0.0001 par value. Furthermore, each holder of such Preferred Stock is entitled to receive cumulative dividends upon conversion. Such holders of Preferred Stock will receive an aggregate of 273,148 shares of Common Stock in payment of an estimated $1,912,038 in accrued cash dividends as of the closing of the Offering (estimated as of November 26, 1996).


PREFERRED STOCK


    The Board of Directors has the authority to issue the New Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action of the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any New Preferred Stock that may be issued in the future. The Board's ability to issue New Preferred Stock may have a depressive effect on the market price of the Common Stock, may deter or prevent a change of control of the Company, and may reduce the premium to shareholders in a change of control transaction. The Company has no present plans to issue any shares of its New Preferred Stock.

WARRANTS

    Certain of the Company's stockholders hold warrants to purchase an aggregate of 416,000 shares of Common Stock at an exercise price of $0.77 per share. Such warrants were issued by the Company in 1991 and can be exercised, in whole or in part, at any time prior to their expiration through December 31, 1997. The Company has also agreed to grant the Representative five-year warrants to purchase 157,500 shares of Common Stock at an exercise price equal to 120% of the purchase price for shares of Common Stock in the Offering.




                                       50




CONVERTIBLE SUBORDINATED PROMISSORY NOTE

    On October 30, 1996, the Company acquired all of the capital stock of ATI, a subsidiary of Burlington, the consideration for which included in part the delivery to Burlington of an unsecured convertible subordinated promissory note in the principal amount of $7,296,500 (the "Convertible Note"). The Convertible Note bears interest at a rate of 9.5% per annum, payable semi-annually. Within seven months after the completion of the Offering, 50% of the principal amount of the Convertible Note ($3,648,250) will become due and payable. The remaining 50% of the principal amount of the Convertible Note will be payable in equal installments on October 30, 2002 and October 30, 2003 respectively, provided that an additional payment of principal shall be made on October 30, 2002 to the extent it would not cause the Company to violate the terms of its financial covenants with its senior lenders as of such time. Alternatively, Burlington has the right, after October 30, 1997 in lieu of cash payment, to convert the remaining 50% of the principal amount of the Convertible Note (excluding accrued interest) into 521,179 shares of Common Stock. The Company may prepay the Convertible Note at any time after October 30, 1997, provided that Burlington may convert upon notice of prepayment.

    The Company's obligations to Burlington are subordinated to its existing bank indebtedness and Burlington has agreed that it will subordinate its debt to $7.5 million (increased by the amount of any principal repayments made to it) in senior financing arrangements.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Boston EquiServe, L.P.


                      SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of Common Stock in the public market following the completion of the Offering could have an adverse effect on the market price of the Common Stock. There will be approximately 7,713,448 shares of Common Stock outstanding immediately after the Offering, including the 2,250,000 shares offered hereby. Upon completion of the Offering, all of the shares of Common Stock offered hereby will be eligible for public sale without restriction, except for shares purchased by affiliates (those controlling or controlled by or under common control with the issuer and generally deemed to include officers and directors) of the Company. The 5,463,448 shares of Common Stock that will be owned by the Company's current stockholders following the Offering, including
(i) 4,603,560 shares of Common Stock to be issued to existing holders of Preferred Stock upon conversion of their shares of Preferred Stock, (ii) 2,000 shares to be issued to two directors-elect of the Company upon the consummation of the Offering, and (iii) an estimated 273,148 shares of Common Stock to be issued to the holders of Preferred Stock in payment of accrued dividends
(estimated as of November 26, 1996 concurrently with the completion of the Offering (the "Dividend Shares"), are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act. Additionally, there will be outstanding as of the closing of the Offering, options and warrants to purchase an aggregate of 1,534,181 shares of Common Stock which, when issued in accordance with the terms of such options and warrants, will be restricted shares under the Securities Act.

    As consideration in part for the acquisition of ATI, Burlington holds the Convertible Note which is convertible after October 30, 1997 into 521,179 shares of Common Stock.

    Subject to the volume and holding period limitations of Rule 144 and a "lock-up" agreement described below, all currently outstanding shares of Common Stock will be eligible for sale under Rule 144 beginning 90 days after the commencement of the Offering, the . In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated with such affiliate), who has owned restricted shares of Common Stock beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent (1%) of the total number of outstanding shares of the same class or, if the Common Stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. Beginning on the commencement of


                                       51


the Offering, 5,139,290 shares of Common Stock would be eligible for sale under Rule 144. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. Beginning on the commencement of the Offering, 448,240 shares of Common Stock would be eligible for sale without volume limitations under Rule 144(k), in addition to being eligible for sale under Rule 144

    The Dividend Shares, an aggregate of 527,786 shares issuable under warrants outstanding as of the closing of the Offering, 7,670 shares issued to Peter L. DeWalt in October 1996 and 521,179 shares issuable upon conversion of the Convertible Note (assuming an Offering price of $7.00 per share) after the offering will be eligible to trade under Rule 144 on the second anniversary of their issuance subject to volume and other limitations. The 1,006,395 shares of common stock issuable under outstanding options, if exercised, and 112,905 shares (including 80,730 shares eligible for sale under Rule 144) issued upon the exercise of previously granted stock options would be tradable 90 days after the commencement of the Offering under Rule 701 of the Securities Act.


REGISTRATION RIGHTS


    The holders of all outstanding shares of Common Stock prior to the Offering (including shares of Common Stock issuable upon the conversion of shares of the Company's Series AA, Series BB, Series C and Series D Preferred Stock, and the exercise of certain outstanding warrants but excluding shares held by Peter L. DeWalt) equal in the aggregate to 5,453,778 shares of Common Stock, have been granted registration rights by the Company pursuant to which they may as a group on two occasions demand that the Company register the resale of all or a portion of their Common Stock and may otherwise "piggyback" upon certain registrations by the Company of its securities. Burlington has been granted equivalent registration rights, including two demand rights, with respect to the shares of Common Stock issuable upon the exercise of the Convertible Note, and the Representative will receive similar rights, including one demand right, with respect to the shares of Common Stock issuable upon the exercise of the Representative's Warrants. Mr. DeWalt has also been granted "piggyback" rights with respect to certain registrations by the Company of its securities. All holders of registration rights, including Burlington, Mr. DeWalt and the Representative, have agreed not to exercise their registration rights with respect to the Offering and for an additional period of 13 months following the closing date of the Offering.


LOCK-UP AGREEMENTS


    The holders of all shares of Common Stock, Options and Warrants and the Convertible Note outstanding immediately prior to the consummation of the Offering have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of thirteen months from the commencement of the Offering without the prior written consent of the Representative. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.


                                       52


                                  UNDERWRITING

    Under the terms and subject to the conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and Josephthal Lyon & Ross Incorporated (the "Representative"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase the respective number of shares of Common Stock set forth opposite its name below:

                                                                           NUMBER OF
                              UNDERWRITER                                   SHARES
                              -----------                                   ------
Josephthal Lyon & Ross Incorporated
                                                                          ---------
       TOTAL                                                              2,250,000
                                                                          =========

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, such commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

    The Underwriters, for whom Josephthal Lyon & Ross Incorporated is acting as the representative (the "Representative"), have advised the Company that they propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price per share set forth on the cover page of this Prospectus. The Underwriters may allow a concession of not more than $ per share to selected dealers; and the Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the initial public offering, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters. The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.


    The Company has granted to the Underwriters an option (the "Over-allotment Option") to purchase up to 337,500 additional shares of Common Stock, solely to cover over-allotments, if any, exercisable within 45 days after the commencement of the Offering, at the initial public offering price per share of Common Stock offered hereby, less underwriting discounts.


    The existing holders of all of the shares of the Common Stock have agreed not to sell or otherwise dispose of their shares of Common Stock during the thirteen month period following the commencement of the Offering.


    The Company has granted the Representative the right to designate for election one person to the Company's Board of Directors until such time as AMT Venture Partners Ltd. and North Atlantic Venture Fund, L.P. no longer hold in excess of 80% of their current shareholdings in the Company. The Company has agreed to use its best efforts to cause any such person so designated to be elected as a director of the Company. After the Offering, AMT Venture Partners Ltd. and North Atlantic Venture Fund, L.P. will in the aggregate hold 4,120,624 shares. The Representative would lose its right to designate one person for election should the aggregate number of shares held by AMT Venture Partners Ltd. and North Atlantic Venture Fund, L.P. drop by more than 20%, to less than 3,296,4992 shares. In the event the Representative elects not to exercise this right, then it may designate one person to attend Board of Directors' meetings as an observer.



                                       53


    The Company has agreed to pay the Representative a non-accountable expense allowance of 0.75% of the gross proceeds of the Offering ($118,250 if the Over-allotment Option is not exercised and $135,844 if the Over-allotment Option is exercised in full), none of which has been paid to date. The Company also has agreed to pay all expenses in connection with registering or qualifying the shares offered hereby for sale under the laws of the states in which shares are sold by the Underwriters (including expenses of counsel retained for such purposes by the Underwriters, not to exceed $15,000). Further, the Company has agreed to reimburse the Underwriters for certain accountable expenses relating to the Offering, none of which has been paid to date.


    In addition, the Company has entered into a Financial Advisory Agreement with the Representative pursuant to which the Representative has been engaged, for a twelve month period ending in June 1997, to render a valuation of the Company and/or certain of its components and to provide consulting advice as an investment banker as shall be agreed to from time to time by the Company and the Representative. The Agreement does not require that the Representative devote a specific amount of time to the performance of its duties thereunder. As compensation for the Representative's services under the Financial Advisory Agreement, the Company has agreed to pay $60,000 for the six month period commencing as of June 1, 1996, payable in monthly installments of $10,000. To date the Company has paid the Representative $30,000. Under the Agreement the Company has also agreed to grant the Representative five-year warrants to purchase 157,500 shares of Common Stock at an exercise price equal to 120% of the purchase price for shares of Common Stock in the Offering. In the event that the Representative originates a financing or a merger, acquisition, joint venture or other transaction to which the Company is a party, in consideration for origination of such transaction, the Representative will be entitled to receive a finder's fee of 5% of the aggregate consideration actually received by the Company in connection with the transaction; provided, however, if such transaction is with Burlington, Vetrotex, Flemings Laces, Ltd., Hardcore Composites Ltd., Norsk, Hydro A.S., or Montani, A.S., then compensation to the Representative shall be mutually agreed upon but shall not exceed 1.5%.

    The proposed offering price range was determined through the Company's negotiations with the Representative, during which the following factors were deemed to be significant by the Company and the Representative in valuing the Common Stock above what it had been valued at by the Company in granting options to purchase Common Stock exercisable for $0.77 in September 1995: (i) a continuing and sustained period of revenue increases including positive operating results for the fiscal year ended December 31, 1995, (ii) enhanced prospects for the Company following its combination with ATI, (iii) the increase in applications and resultant broadening of the market for composite reinforcement fabrics, (iv) valuations in the public market for similarly capitalized companies, and (v) the liquidity offered the holders of the Common Stock as a result of the proposed public offering.


    The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. See "ADDITIONAL INFORMATION."

                          CHANGES IN ACCOUNTANTS


    In July 1995, the Company advised KPMG Peat Marwick LLP ("Peat Marwick") that it would no longer retain the firm as independent accountants due to the closing of Peat Marwick's office in Portland, Maine. The reports of Peat Marwick for the previous years (1994 and 1993) did not contain an adverse opinions or a disclaimer of opinions, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was recommended by the Company's Audit Committee and approved by the full Board of Directors. During the periods reviewed by Peat Marwick there were no disagreements with Peat Marwick on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Peat Marwick, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Coopers and Lybrand L.L.P. was engaged by the Company as its independent accountants in July 1995.



                                       54


                                  LEGAL MATTERS


    The validity of the Common Stock offered by the Company will be passed upon for the Company by Eaton, Peabody, Bradford & Veague, P.A., Bangor, Maine. Daniel G. McKay, a member of that firm, is Clerk of the Company. While Mr. McKay has served as corporate counsel to the Company, he performs only ministerial functions in his role as Clerk of the Company and has no direct or indirect interest in the Company. Certain other legal matters with respect to the Company will be passed upon for the Underwriters by Gadsby & Hannah LLP, Boston, Massachusetts, counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Bingham, Dana & Gould LLP, Boston, Massachusetts.


                                     EXPERTS


    The financial statements for the fiscal year ended December 31, 1995 of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The financial statements for the fiscal years ended December 31, 1994 and December 31, 1993 of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The financial statements of Advanced Textiles, Inc. at September 28, 1996 and September 30, 1995, and for each of the three years in the period ended September 28, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules filed therewith, which may be inspected without charge at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511, and Northeast Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of the Registration Statement may be obtained from the Commission from its Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. The Commission also maintains a Web site at http://www.sec.gov, containing reports, proxy and information statements, and other information regarding registrants, including the Company, that file electronically with the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the exhibit filed with the Commission.

    The Company will furnish to its stockholders annual reports containing audited financial statements accompanied by an opinion thereon of an independent public accountant, and such other periodic reports as the Company may determine to be appropriate or as may be required by law.


                                       55


                           GLOSSARY OF TECHNICAL TERMS

BINDERLESS MAT:

    A mat composed of short reinforcing fibers stitchbonded together in random orientations, instead of glued together in the traditional fashion.

COMPOSITE FIBERS:

    Fibers used to reinforce the resin matrix in composite construction.


WEFT-INSERTION:


    A bonding technique for fibers in which the fibers are held together by a series of interlocking stitches that do not pass through the fibers.

LAMINATE:

    Composite material consisting of reinforcing fibers and a resin matrix.

QUADRAXIAL:

    Composite reinforcing material with fibers aligned along four axes, namely 0, 90, +45, and -45.

RESIN:

    Liquid substance that solidifies due to either a temperature or chemical change, and which binds reinforcing fibers together to form a laminate.

STITCHBONDING:

    A bonding technique for fibers in which fibers are connected by stitches that are sewn through the fibers.

WEAVING:

    A traditional method of producing composite fabrics in which fibers pass over and under adjacent fibers as a method of interlocking the fibers.



                                       56







                          BRUNSWICK TECHNOLOGIES, INC.
                       INDEX TO FINANCIAL STATEMENTS


                                                                                          PAGE
                                                                                          ----
BRUNSWICK TECHNOLOGIES, INC.:
-----------------------------

Report of  Coopers & Lybrand  L.L.P. .................................................    F-2

Report of KPMG Peat  Marwick  LLP ....................................................    F-3

Balance  Sheets as of  December  31,  1994 and 1995 and  September  30, 1996 .........    F-4

Statements of Income for the Years Ended December 31, 1993, 1994 and 1995 and
  for the Nine Months Ended September 30, 1995 and 1996 ..............................    F-5

Statements of Stockholders' Deficit for the Years Ended December 31, 1993,
  1994 and 1995 and for the Nine Months Ended  September 30, 1996 ....................    F-6

Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995
  and for the Nine Months Ended September 30, 1995 and 1996 ..........................    F-7

Notes to Financial Statements ........................................................    F-8


ADVANCED TEXTILES, INC.:
------------------------

Report of Ernst & Young LLP ..........................................................    F-17

Balance  Sheets as of  September  30, 1995 and September 28, 1996 ....................    F-18

Statements of Operations for the Years Ended October 1, 1994, September 30, 1995
 and September 28, 1996 ..............................................................    F-19

Statements of Cash Flows for the Years Ended October 1, 1994, September 30,
  1995 and September 28, 1996 ........................................................    F-20

Notes to Financial Statements ........................................................    F-21



                                      F-1






                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 Brunswick Technologies, Inc.:


    We have audited the accompanying balance sheets of Brunswick Technologies, Inc., as of September 30, 1996 and December 31, 1995, and the related statements of income, stockholders' deficit, and cash flows for the nine months ended September 30, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Brunswick Technologies, Inc. as of December 31, 1994, and for the years ended December 31, 1994 and 1993, were audited by other auditors, whose report dated January 20, 1995, expressed an unqualified opinion on those statements.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the financial position of Brunswick Technologies, Inc., as of September 30, 1996 and December 31, 1995, and the results of its operations and its cash flows for the nine months ended September 30, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.


                                            COOPERS & LYBRAND L.L.P.


Portland, Maine
October 30, 1996




                                      F-2




                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
  BRUNSWICK TECHNOLOGIES, INC.:

    We have audited the accompanying balance sheet of Brunswick Technologies, Inc., as of December 31, 1994, and the related statements of income, stockholders' equity, and cash flows for the years ended December 31, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brunswick Technologies, Inc. as of December 31, 1994 and the results of its operations and its cash flows for the years ended December 31, 1994 and 1993 in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

January 20, 1995
Boston, Massachusetts


                                      F-3





                          BRUNSWICK TECHNOLOGIES, INC.
                                 BALANCE SHEETS



                                                                                 DECEMBER 31,
                                                                                 ------------
                                                                                                       SEPTEMBER 30,
                                                                              1994          1995           1996
                                                                              ----          ----           ----
                                                       ASSETS
Current Assets:
   Cash ................................................................  $     2,806  $    117,959   $    202,593
   Accounts Receivable, Net Of Allowance For Doubtful Accounts Of
     $12,365 In 1994, $7,287 In 1995, And $35,774 In 1996 ..............      942,446     2,013,699        961,918
   Inventories .........................................................    1,325,804     1,429,864      2,549,455
   Refundable Income Taxes .............................................      --             16,000        --
   Deferred Income Taxes ...............................................      --            306,700        224,100
   Other Current Assets ................................................       68,117       119,801        157,825
                                                                            ---------     ---------      ---------
     Total Current Assets ..............................................    2,339,173     4,004,023      4,095,891
                                                                            ---------     ---------      ---------
Property, Plant And Equipment:
   Furniture And Fixtures ..............................................      125,051       212,861        310,375
   Leasehold Improvements ..............................................      255,256       271,595         58,839
   Machinery And Equipment .............................................    3,709,607     4,475,800      5,136,532
   Vehicles ............................................................       52,004        60,678         62,678
                                                                            ---------     ---------      ---------
                                                                            4,141,918     5,020,934      5,568,424
Less Accumulated Depreciation And Amortization .........................     (885,463)   (1,261,881)    (1,349,860)
                                                                            ---------     ---------      ---------
  Net Property, Plant And Equipment ....................................    3,256,455     3,759,053      4,218,564
                                                                            ---------     ---------      ---------
Deferred Charges .......................................................      --            --             336,857
Other Assets, Net ......................................................       68,926       103,470         86,603
                                                                            ---------     ---------      ---------
                                                                          $ 5,664,554  $  7,866,546   $  8,737,915
                                                                          ===========  ============   ============

                                     LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
   Bank Overdraft ......................................................  $   119,216  $    216,622   $    --
   Note Payable To Bank ................................................       80,000       --             602,000
   Current Installments Of Long-term Debt ..............................       59,251       109,162        139,842
   Current Obligations Under Capital Leases ............................        1,625         2,620        --
   Due To Stockholder ..................................................      906,790     1,599,678      1,153,560
   Accounts Payable-trade ..............................................      372,694       795,192        959,182
   Accrued Expenses ....................................................      168,943       344,030        417,996
   Income Taxes Payable ................................................      --             32,000         14,924
                                                                            ---------     ---------      ---------
     Total Current Liabilities .........................................    1,708,519     3,099,304      3,287,504
                                                                            ---------     ---------      ---------
Due To Stockholder .....................................................      102,500        32,500
Long-term Debt, Excluding Current Installments .........................    1,074,544     1,003,971      1,295,767
Deferred Income Taxes ..................................................      --             32,600         63,000
Commitments
Convertible Preferred Stock (Liquidation Preference Of $6,528,787) .....    5,537,717     6,069,530      6,473,371
Stockholders' Deficit:
   Preferred Stock, $10 Par Value; 1,000,000 Shares Authorized, None
     Outstanding .......................................................      --            --             --
   Common Stock, $0.0001 Par Value; 20,000,000 Shares Authorized,
     583,570 Outstanding ...............................................           54            58             58
   Additional Paid-in-capital ..........................................      392,590       410,261        410,461
   Treasury Stock, 6,500 Shares At Cost ................................      --             (5,000)        (5,000)
   Accumulated Deficit .................................................   (3,151,370)   (2,776,678)    (2,787,246)
                                                                            ---------     ---------      ---------
     Total Stockholders' Deficit .......................................   (2,758,726)   (2,371,359)    (2,381,727)
                                                                            ---------     ---------      ---------
                                                                          $ 5,664,554   $ 7,866,546    $ 8,737,915
                                                                          ===========   ===========    ===========


    The accompanying notes are an integral part of the financial statements.


                                      F-4



                          BRUNSWICK TECHNOLOGIES, INC.
                              STATEMENTS OF INCOME


                                                                   FOR THE YEARS ENDED            FOR THE NINE MONTHS ENDED
                                                                      DECEMBER 31,                      SEPTEMBER 30,
                                                                      ------------                      -------------
                                                             1993         1994         1995          1995           1996
                                                             ----         ----         ----          ----           ----
                                                                                                  (UNAUDITED)
Net sales .............................................   $6,376,385   $9,596,578   $15,476,424   $11,033,626   $13,423,512
Cost of goods sold ....................................    4,996,633    7,382,285    11,978,978     8,489,131    10,365,153
                                                           ---------    ---------    ----------     ---------    ----------
    Gross profit ......................................    1,379,752    2,214,293     3,497,446     2,544,495     3,058,359
Selling, general and administrative expenses ..........    1,132,775    1,500,119     2,084,712     1,495,624     2,038,985
Research and development expenses .....................      124,685      373,955       408,247       291,501       402,084
Moving costs ..........................................       --           --             8,560       --            248,314
Facility repair costs .................................       --           --           150,000       --           (147,545)
                                                           ---------    ---------    ----------     ---------    ----------
    Operating income ..................................      122,292      340,219       845,927       757,370       516,521
                                                           ---------    ---------    ----------     ---------    ----------
Other income (expense):
  Interest expense ....................................       --          (19,595)     (124,122)      (93,616)     (101,841)
                                                           ---------    ---------    ----------     ---------    ----------
  Miscellaneous, net ..................................      (10,816)      (6,428)       62,800        66,340       200,593
                                                           ---------    ---------    ----------     ---------    ----------
                                                             (10,816)     (26,023)      (61,322)      (27,276)       98,752
                                                           ---------    ---------    ----------     ---------    ----------
   Income before income tax ...........................      111,476      314,196       784,605       730,094       615,273
Income tax benefit (expense) ..........................       --           --           121,900       113,000      (222,000)
                                                           ---------    ---------    ----------     ---------    ----------
    Net income ........................................      111,476      314,196       906,505       843,094       393,273
                                                           ---------    ---------    ----------     ---------    ----------
Preferred stock dividend ..............................     (332,787)    (450,120)     (450,120)     (337,590)     (337,590)
Accretion of preferred stock redemption value .........      (70,864)     (75,910)      (81,693)      (61,269)      (66,251)
                                                           ---------    ---------    ----------     ---------    ----------
    Net income (loss) attributable to common stock ....   $ (292,175)  $ (211,834)  $   374,692   $   444,235   $   (10,568)
                                                          ==========   ==========   ===========   ===========   ===========
       Pro forma earnings per common share ............                             $      0.14                 $      0.06
                                                                                    ===========                 ===========
       Pro forma weighted average common shares
        outstanding ...................................                               6,714,917                  6,784,847
                                                                                      =========                  =========

    The accompanying notes are an integral part of the financial statements.


                                      F-5




                          BRUNSWICK TECHNOLOGIES, INC.
                       STATEMENTS OF STOCKHOLDERS' DEFICIT



                                                    COMMON STOCK
                                                    ------------
                                                                     ADDITIONAL                                TOTAL
                                                                      PAID-IN     TREASURY   ACCUMULATED   STOCKHOLDERS'
                                                  SHARES    AMOUNT    CAPITAL      STOCK       DEFICIT        DEFICIT
                                                  ------    ------    -------      -----       -------        -------
Balance at December 31, 1992 ..................  487,500     $49      $391,685      --       $(2,647,361)   $(2,255,627)
Exercise of common stock options ..............   48,230       5           905                                      910
Accrual of preferred stock dividend ...........                                                 (332,787)      (332,787)
Accretion of preferred stock redemption value .                                                  (70,864)       (70,864)
Net income ....................................                                                  111,476        111,476
                                                 -------      --       -------     ------     ----------     ----------
Balance at December 31, 1993 ..................  535,730      54       392,590      --        (2,939,536)    (2,546,892)
Accrual of preferred stock dividend ...........                                                 (450,120)      (450,120)
Accretion of preferred stock redemption value .                                                  (75,910)       (75,910)
Net income ....................................                                                  314,196        314,196
                                                 -------      --       -------     ------     ----------     ----------
Balance at December 31, 1994 ..................  535,730      54       392,590      --        (3,151,370)    (2,758,726)
Exercise of common stock options ..............   25,675       3         3,572                                    3,575
Exercise of warrants to purchase common stock .    9,165       1        14,099                                   14,100
Repurchases of common stock ...................                                   $(5,000)                       (5,000)
Accrual of preferred stock dividend ...........                                                 (450,120)      (450,120)
Accretion of preferred stock redemption value .                                                  (81,693)       (81,693)
Net income ....................................                                                  906,505        906,505
                                                 -------      --       -------     ------     ----------     ----------
Balance at December 31, 1995 ..................  570,570      58       410,261     (5,000)    (2,776,678)    (2,371,359)
Exercise of common stock options ..............   13,000                   200                                      200
Accrual of preferred stock dividend ...........                                                 (337,590)      (337,590)
Accretion of preferred stock redemption value .                                                  (66,251)       (66,251)
Net income ....................................                                                  393,273        393,273
                                                 -------      --       -------     ------     ----------     ----------
Balance at September 30, 1996 .................  583,570     $ 58     $410,461    $(5,000)   $(2,787,246)   $(2,381,727)
                                                 =======     ====     ========    =======    ===========    ===========


    The accompanying notes are an integral part of the financial statements.



                                      F-6




                          BRUNSWICK TECHNOLOGIES, INC.
                            STATEMENTS OF CASH FLOWS


                                                                   FOR THE YEARS ENDED             FOR THE NINE MONTHS ENDED
                                                                       DECEMBER 31,                      SEPTEMBER 30,
                                                                       ------------                      -------------
                                                             1993         1994          1995          1995           1996
                                                             ----         ----          ----          ----           ----
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
   Net income .........................................   $  111,476  $    314,196  $    906,505   $  843,094   $   393,273
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Depreciation and amortization ..................      141,606       266,574       396,595      297,612       368,769
       Deferred taxes .................................         --            --        (274,100)    (254,000)      113,000
       (Gain) loss on sale of property, plant and
        equipment .....................................        1,803          --            ,164)        --            --
       Changes in assets and liabilities:
          (Increase) decrease in accounts receivable ..     (264,360)     (156,751)   (1,071,253)    (288,346)    1,051,781
          (Increase) in inventories ...................     (180,481)     (617,119)     (104,060)    (253,195)   (1,119,591)
          (Increase) decrease in refundable income
           taxes ......................................         --            --         (16,000)     (15,000)       16,000
          (Increase) decrease in other current assets .      (44,242)       12,883       (51,684)     (32,476)      (38,024)
          Increase (decrease) in due to stockholder ...      603,913       161,277       622,888      579,647      (478,618)
          Increase (decrease) in other accounts
           payable and accrued expenses ...............     (245,911)     (252,773)      597,585       (9,061)      237,956
          Increase (decrease) in income taxes payable .         --            --          32,000       30,000       (17,076)
                                                            --------      --------      --------     --------    ----------
             Net cash provided by (used in) operating
               activities .............................      123,804      (271,713)    1,034,312      898,275       527,470
                                                            --------      --------      --------     --------    ----------
Cash flows from investing activities:
   Purchases of property, plant and equipment .........     (993,969)   (1,286,797)     (899,271)    (331,480)     (801,460)
   Proceeds from sale of property, plant and equipment          --            --          12,126          --            --
   Increase in other assets ...........................       (1,959)      (48,914)      (36,140)     (64,990)       (9,953)
                                                            --------      --------      --------     --------    ----------
             Net cash used in investing activities ....     (995,928)   (1,335,711)     (923,285)    (396,470)     (811,413)
                                                            --------      --------      --------     --------    ----------
Cash flows from financing activities:
   Bank overdraft .....................................         --         119,216        97,406       40,960      (216,622)
   Net proceeds (repayments) under line of credit .....     (107,246)       80,000       (80,000)     (80,000)      602,000
   Proceeds from long-term debt borrowings ............         --       1,100,000          --            --        325,414
   Repayment of long-term debt ........................     (219,787)     (198,953)      (20,662)         --         (2,938)
   Net principal repayments under capital lease
     obligations ......................................      (12,753)       (3,250)       (5,293)      (4,139)       (2,620)
   Proceeds from exercise of common stock options and
     warrants .........................................        1,310          --          17,675        3,575           200
   Issuance of convertible preferred stock ............    1,760,000          --            --            --            --
   Costs related to issuance of convertible preferred
     stock ............................................      (69,938)       (2,724)         --            --            --
   Deferred charges ...................................         --            --            --            --       (336,857)
   Repurchase of common stock .........................         --            --         (5,000)      (5,000)           --
                                                            --------      --------      --------     --------    ----------
             Net cash provided by (used in) financing
               activities .............................    1,351,586     1,094,289         4,126      (44,604)      368,577
                                                            --------      --------      --------     --------    ----------
             Net increase (decrease) in cash ..........      479,462      (513,135)      115,153      457,201        84,634
Cash at beginning of period ...........................       36,479       515,941         2,806        2,806       117,959
                                                            --------      --------      --------     --------    ----------
Cash at end of period .................................   $  515,941  $      2,806  $    117,959   $  460,007  $    202,593
                                                          ==========  ============  ============   ==========  ============
Supplemental disclosure of cash flow information:
    Cash paid during the year for:
       Interest (including interest capitalized of
        $53,523 in 1993 and $36,945 in 1994) ..........   $   67,091  $     52,552  $    128,276   $   59,455  $     67,191
                                                          ==========  ============  ============   ==========  ============
       Income taxes ...................................   $  --        $  --         $   136,200    $   5,200    $  110,476
                                                          ==========  ============  ============   ==========  ============

 During 1995, the Company entered into a capital lease obligation amounting to $6,288 for telephone equipment.




    The accompanying notes are an integral part of the financial statements.



                                      F-7





                          BRUNSWICK TECHNOLOGIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS


    Brunswick Technologies, Inc. is a developer and manufacturer of stitchbonded engineered composite reinforcement fabrics made from glass, carbon and other fibers. Its products are used in a diverse range of products, including those used in the marine, automotive, construction, and transportation industries.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

    Inventories are stated at the lower of standard cost, which approximates first-in, first-out cost method, or market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives as follows:

                                                                    YEARS
                                                                    -----
               Furniture and fixtures ......................         2-15
               Machinery and equipment .....................         7-15
               Vehicles ....................................            5

    Amortization of capitalized leased assets and leasehold improvements is provided on the straight-line method over the shorter of the lease term or the useful life. Interest expense incurred on borrowings used to finance the construction of production machinery is capitalized and included in the cost basis of the asset.

    Expenditures for maintenance, repairs, and minor replacements are charged to operations while expenditures for major replacements and betterments are added to the property, plant and equipment accounts. When fixed assets are retired or otherwise disposed of, the asset cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in income.

ACCOUNTING FOR STOCK OPTIONS AND STOCK WARRANTS

    In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 -- Accounting for Stock Based Compensation (SFAS No. 123). This statement requires a fair value based method of accounting for employee stock options and similar equity instruments. It also permits a company to continue to measure compensation expense for such plans as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). The Company has elected to continue to measure its cost using APB No. 25 and as required, will disclose the impact of SFAS No. 123 in the notes to the December 1996 financial statements.



                                      F-8






                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

RESEARCH AND DEVELOPMENT


    Expenditures for research and development are charged to operations as incurred.


PATENTS

    Costs associated with securing patents for the Company's products are capitalized and amortized over the shorter period of 17 years, or the estimated useful life.

GRANTS


    The  Company  recognizes  revenues  from  cost  reimbursement   grants  from
government agencies as reimbursable expenses are incurred.

PRO FORMA EARNINGS PER COMMON SHARE

    Earnings per share has been presented on a pro forma basis after giving effect to the conversion of the outstanding convertible preferred stock, plus when their effect is dilutive, common stock equivalents consisting of shares subject to stock options and warrants.

    The following table presents information necessary to calculate pro forma earnings per share:


                                                                              FOR THE
                                                            FOR THE YEAR     NINE MONTHS
                                                               ENDED           ENDED
                                                            DECEMBER 31,    SEPTEMBER 30,
                                                               1995             1996
                                                            ------------    -------------
Net income .......................................          $   906,505     $    393,273
                                                            ===========     ============
Pro forma earnings per common shares .............          $      0.14     $       0.06
                                                            ===========     ============
Common shares outstanding:
   Weighted average common shares ................              553,150          577,070
   Common share equivalents ......................            1,283,059        1,329,069
   Conversion of preferred stock .................            4,603,560        4,603,560
   Preferred stock dividend ......................              273,148          273,148
   Directors' stock grants .......................                2,000            2,000
                                                                -------          -------
   Adjusted shares outstanding ...................            6,714,917        6,784,847
                                                              =========        =========


STOCK SPLIT AND AUTHORIZED SHARES

    On August 14, 1996, the Board of Directors approved a 65 to 1 stock split of the Company's common stock to be effective immediately prior to the effective date of the registration statement for the Company's initial public offering. All share and per share amounts have been retroactively restated to reflect this stock split. In addition, the Board approved an increase in the authorized shares of common stock to 20,000,000 shares, to be effective immediately prior to the effective date of the Registration Statement. The Board also authorized the creation of a new undesignated class of preferred stock consisting of 1,000,000 shares, $10 par value.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.



                                      F-9




                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

RECLASSIFICATIONS


    Certain prior year amounts primarily relating to preferred stock have been reclassified to conform with the presentation used in the 1996 financial statements. Pursuant to Securities and Exchange Commission regulations, convertible preferred stock has been reclassified outside of stockholders' equity and accrued dividends and an increase in the preferred stock carrying value based on anticipated redemption value have been recorded. As a result, the accumulated deficit has increased by $526,030 and $531,813 at December 31, 1994 and 1995, respectively, and $403,841 at September 30, 1996.


UNAUDITED FINANCIAL STATEMENTS


    The unaudited financial statements for the nine months ended September 30, 1995 have been prepared on the same basis as the audited financial statements and in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial statements and the results of operations for this period.


2. INVENTORIES

    Inventories consist of the following components:



                                                       DECEMBER 31,         SEPTEMBER 30,
                                                       ------------         -------------
                                                    1994          1995          1996
                                                    ----          ----          ----
Raw materials                                    $   515,060   $   450,447   $    228,198
Work in process                                      219,066       324,772        416,976
Finished goods                                       591,678       654,645      1,904,281
                                                     -------       -------      ---------
                                                 $ 1,325,804   $ 1,429,864   $  2,549,455
                                                 ===========   ===========   ============

3. DEFERRED CHARGES

    Deferred charges consist of costs incurred in connection with the acquisition of Advanced Textiles, Inc. (see Note 13) and the Company's initial public offering. The balance at September 30, 1996 includes acquisition costs approximating $75,000 which will be allocated as part of the purchase of Advanced Textiles, Inc. and initial public offering costs of approximately $261,000 will be offset in the stockholders' equity accounts against the proceeds received upon closing of the public offering. In the event the offering is not successful, these initial public offering costs approximating $261,000 will be expensed.

4. DEBT


    Long-term debt consists of the following:



                                                                                     DECEMBER 31,        SEPTEMBER 30,
                                                                                     ------------        -------------
                                                                                  1994         1995           1996
                                                                                  ----         ----           ----
5.75% note payable to a financial institution, payable in monthly installments of principal and interest of $384, through January
  1999; collateralized by a motor vehicle ...............................     $   16,824  $    13,133    $     10,195
Equipment loan payable to a bank with interest payable monthly and principal amortized over 84 months beginning on March 1, 1997;
  collateralized by all corporate assets ................................      1,100,000    1,100,000       1,425,414
8.75% note payable with monthly principal and interest installments of $548. The note was collateralized by a vehicle and was paid in
  full in December 1995, when the vehicle was sold ......................         16,971       --             --
                                                                               1,133,795    1,113,133       1,435,609
                                                                               ---------    ---------       ---------
Less current installments ...............................................        (59,251)    (109,162)       (139,842)
                                                                               ---------    ---------       ---------
Long-term debt, excluding current installments ..........................     $1,074,544   $1,003,971      $1,295,767
                                                                              ==========   ==========      ==========




                                      F-10






                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)



4. DEBT -- (CONTINUED)

    The schedule of maturities of long-term debt on a calendar year basis at September 30, 1996, are as follows:

            1996 ........................................   $     1,152

            1997 ........................................       173,832
            1998 ........................................       208,008
            1999 ........................................       204,336
            2000 ........................................       203,571
            2001 ........................................       203,571
            Thereafter ..................................       441,139
                                                                -------
                                                            $ 1,435,609
                                                            ===========

    On May 30, 1996, the Company renegotiated its existing debt facility with a bank. The new agreement increases the Company's line of credit from $1 million to $1.5 million and increases an equipment line of credit from $1.1 million to $1.8 million.

    Borrowings under the line of credit are based on 75% of eligible accounts receivable and 50% of eligible inventory. At the Company's option, interest is charged at either the Bank's prime rate or the London Interbank Borrowing Rate (LIBOR), plus 1.75%. There is a commitment fee of .125% on any unused balance. At September 30, 1996, borrowings under the line of credit amounted to $602,000. The weighted average interest rate of borrowings outstanding at September 30, 1996, was 8.25%. The line of credit expires on June 1, 1997. At October 26, 1996, the Company was in discussions with its Bank to increase the line of credit by $1 million and to pledge the accounts receivable and inventory of Advanced Textiles, Inc.
(see Note 13) as collateral.

    Under the equipment term line of credit loan, the Bank will advance 75% of the equipment cost to be acquired up to a total loan of $1.8 million. At the Company's option, interest is charged at either the Bank's prime rate or LIBOR, plus 2.25%. At September 30, 1996, the Company had elected a 9 month LIBOR rate which will be effective through March 1, 1997 and which equals 8% including the 2.25% mark up. Principal on outstanding balances will be repaid in 84 equal installments commencing March 1, 1997. At September 30, 1996, $1,425,414 was outstanding under the equipment line of credit loan and the ability to receive further advances will expire on January 31, 1997.

    The loan agreement contains certain restrictive covenants, including limitations on capital expenditures, debt to equity ratio, debt service coverage and minimum net income. The borrowings under this agreement are collateralized by all corporate assets.

5. LEASES

    Commencing January 1, 1996, the Company began leasing a newly constructed manufacturing facility. The lease term is for ten years with an option to renew for an additional five years. The Company has the option to purchase the facility at fair market value at any time between the end of the fifth year of the lease and the end of the lease. In connection with the vacating of its former facility in December 1995, the Company recorded $150,000 as its estimated cost to make repairs to the premises as specified in its lease agreement. However, this estimate was not realized and $147,545 was reversed in June 1996. In connection with the relocation to its new facility, the Company has recorded a separate operating expense for the cost of the move, which includes the rental expense for the old facility for the six months through June 30, 1996. The Company also has operating leases for equipment and a vehicle. Total rental expense under all operating leases was $147,114, $164,293, and $176,558 for the years ended December 31, 1993, 1994, and 1995, respectively, and $131,611 and $233,554 for the nine months ended September 30, 1995 and 1996, respectively.




                                      F-11





                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)


5. LEASES -- (CONTINUED)

    At September 30, 1996, future minimum lease payments on a calendar year basis under all non-cancelable leases are as follows:


                                                                OPERATING
                                                                 LEASES
                                                                 ------
          1996 ............................................    $    46,475
          1997 ............................................        184,065
          1998 ............................................        181,500
          1999 ............................................        181,500
          2000 ............................................        181,500
          2001 ............................................        181,500
          Thereafter ......................................      1,778,500
                                                                 ---------
          Minimum future lease payments ...................    $ 2,735,040
                                                               ===========

6. CONVERTIBLE PREFERRED STOCK (SEE ALSO NOTE 12)

    The Company's convertible preferred stock, no par value consists of four series whose activity is shown in the following table:

                                                                                                                  TOTAL  CONVERTIBLE
                                  SERIES AA             SERIES BB             SERIES C              SERIES D       PREFERRED SHARES
                                  ---------             ---------             --------              --------       ----------------
                              SHARES    AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    SHARES   AMOUNT
                              ------    ------     ------     ------     ------     ------     ------     ------    ------   ------
Balance at December 31,
  1992                         3,657   $216,040    33,167   $1,742,877   18,000   $  959,057     --         --     54,824 $2,917,974
Issuance of preferred
  stock, net of costs                                                                         16,000   $1,690,062  16,000  1,690,062
Accrual of preferred stock
  dividend                               18,285                165,835                90,000               58,667            332,787
Accretion of preferred
  stock
  redemption value                       29,845                 18,217                 6,975               15,827             70,864
                               -----    -------    ------    ---------   ------    ---------   ------    --------- ------  ---------
Balance at December 31,
  1993                         3,657    264,170    33,167    1,926,929   18,000    1,056,032   16,000   1,764,556  70,824  5,011,687
Accrual of preferred stock
  dividend                               18,285                165,835                90,000              176,000            450,120
Accretion of preferred
  stock
  redemption value                       34,465                 18,432                 7,031               15,982             75,910
                               -----    -------    ------    ---------   ------    ---------   ------    --------- ------  ---------
Balance at December 31,
  1994                         3,657    316,920    33,167    2,111,196   18,000    1,153,063   16,000    1,956,538 70,824  5,537,717
Accrual of preferred stock
  dividend                               18,285                165,835                90,000               176,000           450,120
Accretion of preferred
  stock
  redemption value                       39,818                 18,650                 7,089                16,136            81,693
                               -----    -------    ------    ---------   ------    ---------   ------    --------- ------  ---------
Balance at December 31,
  1995                         3,657    375,023    33,167    2,295,681   18,000    1,250,152   16,000    2,148,674 70,824  6,069,530
Accrual of preferred stock
  dividend                               13,673                124,401                67,518               131,998           337,590
Accretion of preferred
  stock
  redemption value                       34,504                 14,158                 5,366                12,223            66,251
                               -----    -------    ------    ---------   ------    ---------   ------    --------- ------  ---------
Balance at September 30,
  1996                         3,657   $423,200    33,167   $2,434,420   18,000   $1,323,036   16,000   $2,292,895 70,824 $6,473,371
                               =====   ========    ======   ==========   ======   ==========   ======   ========== ====== ==========
Liquidation preference at
  September 30, 1996                   $452,555             $2,446,067            $1,327,500            $2,302,665        $6,528,787
                                       ========             ==========            ==========            ==========        ==========




                                      F-12






                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)




6. CONVERTIBLE PREFERRED STOCK (SEE ALSO NOTE 12) -- (CONTINUED)

    All of the preferred stock series are entitled to cumulative dividends at the rate of 10% per annum of the original issue price. This entitlement began on January 1, 1992, for the Series AA, BB, and C and on September 1, 1993, for the Series D preferred stock. The dividends are to be paid out of any funds legally available; to date the Company has not paid any such amounts. Upon redemption or conversion of the preferred stock, or upon liquidation of the Company, all such dividends shall become immediately due and payable. Such unpaid dividends amounted to $1,844,737 at September 30, 1996. In addition, the preferred shares have a liquidation preference of $100, $50, $50, and $110 per share for the series AA, BB, C, and D preferred shares, respectively, plus unpaid cumulative dividends. The shares are convertible into common stock based on a conversion price on the date that the shares are surrendered for conversion. At the effective date of the registration statement for the Company's initial public offering, each share of all series of the preferred stock will be convertible into 65 shares of common stock.

    The holders of not less than two-thirds of the total number of shares of preferred stock outstanding (of all series, collectively) may elect to require the Company to redeem, such number of shares of each series of convertible preferred stock outstanding on January 1, 1996, as may be tendered from time to time on the following dates: 33% on June 1, 1996; 67% on June 1, 1997; and 100% on June 1, 1998. Each redemption will be allocated pro rata among the holders of all series of the convertible preferred stock electing to participate in such redemption. The redemption price is the greater of: a) fair market value of the shares to be redeemed, or b) $100, $50, $50, and $110 per share for the Series AA, BB, C and D, respectively, plus unpaid cumulative dividends.

7. CAPITAL STOCK


    The Company has two employee stock option plans, one established in 1991 and the other in 1994. The plans reserve for issuance of 1,950,000 shares of common stock. Options granted vest at a rate of 20% per year beginning one year after the date of grant.

    A summary of changes in common stock options during 1994, 1995, and 1996 is:

                                                                         PRICE
                                                           SHARES      PER SHARE
                                                           ------      ---------

Outstanding grants at December 31, 1993 ..............      856,895   $0.02-$0.77
Granted ..............................................       32,500      $0.77
Exercised ............................................       --
Canceled .............................................       --
                                                          ---------
Outstanding grants at December 31, 1994 ..............      889,395   $0.02-$0.77
Granted ..............................................      164,125      $0.77
Exercised ............................................      (25,675)  $0.02-$0.77
Canceled .............................................       (8,450)  $0.02-$0.77
                                                          ---------
Outstanding grants at December 31, 1995 ..............    1,019,395   $0.02-$0.77
Granted ..............................................       --
Exercised ............................................      (13,000)     $0.02
Canceled .............................................       --
                                                          ---------
Outstanding grants at September 30, 1996 .............    1,006,395   $0.02-$0.77
                                                          =========
Shares exercisable at December 31, 1994 ..............      607,295   $0.02-$0.77
                                                          =========
Shares exercisable at December 31, 1995 ..............      715,845   $0.02-$0.77
                                                          =========
Shares exercisable at September 30,1996 ..............      761,995   $0.02-$0.77
                                                          =========



                                      F-13





                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)



7. CAPITAL STOCK -- (CONTINUED)


    Through the date of the Company's initial public offering, the plans have provided for, at the option of the Company, the repurchase of stock held by employees when they terminate service with the Company. In 1995, the Company repurchased 6,500 common shares at $0.77 per share from a former employee. These shares are held by the Company and recorded as Treasury Stock at their cost of $5,000.


    In conjunction with the issuance of convertible preferred stock, the Company has issued warrants for the purchase of its common stock. Each warrant is exercisable for one share of common stock. In 1995, warrants were exercised to purchase 9,165 common shares at $1.54 per share. At September 30, 1996, the Company had 416,000 warrants outstanding at an exercise price of $0.77 per warrant, which expire through December 31, 1997.

8. CONCENTRATION OF CREDIT RISK

    The Company utilizes a national distribution system that sells to approximately 600-700 end users. Four individual distributors accounted for approximately 85%, 89% and 78% of the Company's 1993, 1994 and 1995 revenues, respectively, and 80% and 77% for each of the nine months ended September 30,
1995 and 1996, respectively. The same distributors also represent the aforementioned percentages of the Company's respective account receivable balances at December 31, 1994 and 1995 and 47% at September 30, 1996.

9. INCOME TAXES

    Income tax benefit (expense) consists of the following:


                                                          FOR THE YEARS ENDED      FOR THE NINE MONTHS ENDED
                                                              DECEMBER 31,               SEPTEMBER 30,
                                                              ------------               -------------
                                                       1993     1994      1995         1995          1996
                                                       ----     ----      ----         ----          ----
                                                                                    (UNAUDITED)
Current:
   Federal ...................................        $ --   $  --     $(120,200)    $(111,000)    $(102,000)
   State .....................................          --      --       (32,000)      (30,000)       (7,000)
                                                      -----  ------    ---------     ---------     ---------
                                                        --      --      (152,200)     (141,000)     (109,000)
                                                      -----  ------    ---------     ---------     ---------
Deferred:
   Federal ...................................          --      --       214,600       199,000       (83,000)
   State .....................................          --      --        59,500        55,000       (30,000)
                                                      -----  ------    ---------     ---------     ---------
                                                        --      --       274,100       254,000      (113,000)
                                                      -----  ------    ---------     ---------     ---------
     Total tax benefit (expense) .............        $ --   $  --     $ 121,900     $ 113,000     $(222,000)
                                                      =====  ======    =========     =========     =========

    The actual income tax benefit (expense) differs from the expected tax computed by applying the U.S. federal corporate tax rate of 34% to income before income tax as follows:


                                                             FOR THE YEARS ENDED         FOR THE NINE MONTHS ENDED
                                                                 DECEMBER 31,                   SEPTEMBER 30,
                                                                 ------------                   -------------
                                                         1993        1994        1995         1995          1996
                                                         ----        ----        ----         ----          ----
                                                                                           (UNAUDITED)
Computed expected income tax ......................    $(38,000)  $(107,000)  $(267,000)    $(248,000)    $(209,000)
State income taxes ................................      (6,000)    (18,000)    (47,000)      (44,000)       (7,000)
Change in valuation allowance .....................      12,000     138,000     439,100       408,000        --
Benefit of net operating loss carryforwards .......      42,000      --          --            --            --
Other .............................................     (10,000)    (13,000)     (3,200)       (3,000)       (6,000)
                                                        -------     -------      ------        ------        ------
  Total income tax benefit (expense) ..............    $  --      $  --       $ 121,900     $ 113,000     $(222,000)
                                                       ========   =========   =========     =========     =========



                                      F-14





                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)



9. INCOME TAXES -- (CONTINUED)


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following at:




                                                                            DECEMBER 31,       SEPTEMBER 30,
                                                                            ------------       -------------
                                                                          1994        1995          1996
                                                                          ----        ----          ----
Deferred tax assets (liabilities):
   Reserves                                                            $  22,027   $  92,900         56,000
   Net operating loss carryforward                                       665,498     303,000        200,000
   Alternative minimum tax credit carryforward                            --         152,200        188,000
   Compensation                                                           49,587      26,000         26,000
   Other                                                                  29,103      56,000         94,100
   Depreciation and amortization                                        (327,115)   (356,000)      (403,000)
                                                                        --------    --------       --------
     Total deferred taxes                                                439,100     274,100        161,100
   Less valuation allowance                                             (439,100)     --             --
                                                                        --------    --------       --------
     Net deferred taxes                                                $  --       $ 274,100      $ 161,100
                                                                        ========    ========       ========
   Current deferred tax assets                                         $  --       $ 306,700      $ 224,100
                                                                        ========    ========       ========
   Non-current deferred tax liabilities                                $  --       $ (32,600)     $ (63,000)
                                                                        ========    ========       ========


    As of December 31, 1995, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $760,000, which expire at various dates through 2006. Under Internal Revenue Code Section 382, utilization of net operating loss carryforwards may be limited in the event of changes in the ownership structure of the Company. Such a change occurred in 1990, and approximately $522,000 of the net operating loss carryforwards are limited for utilization at approximately $95,000 per year. In addition, the Company has alternative minimum tax credit carryforwards of approximately $152,200 which have no expiration date. At December 31, 1994, the Company had a net deferred tax position which was offset by a valuation allowance of $439,100 due to uncertainties about the ultimate realization of net operating loss carryforwards. At December 31, 1995, the Company was still in a deferred tax asset position and no valuation allowance was recorded as current year utilization of net operating loss carryforwards and projected utilization in the future of such carryforwards removed material uncertainties about the ultimate realization of the deferred tax assets.


10. RELATED PARTIES

    The Company purchases over half of its raw materials inventory from a stockholder. For the years ended December 31, 1993, 1994, and 1995, purchases of raw materials were $3,213,169, $4,911,399, and $7,809,567 respectively. For the nine months ended September 30, 1995 and 1996, purchases were $6,173,673 and $6,856,083, respectively. At December 31, 1994 and 1995, and September 30, 1996, the Company had due this stockholder, $836,790, $1,529,678, and $1,103,560, respectively, for purchases of raw materials. In addition, the Company was obligated under a non-interest bearing note payable to the stockholder, payable in quarterly installments of $17,500 through April 1997. Amounts due under this note at December 31, 1994 and 1995 and September 30, 1996 were $172,500, $102,500 and $50,000, respectively. The note is collateralized by certain equipment.

11. NATIONAL INSTITUTE OF STANDARDS AND TECHNOLOGY (NIST) GRANT


    The Company is a participant in a consortium to develop a manufacturing competency to replace wood, steel, and concrete with high performance composites. The project has been awarded a grant by NIST whereby 50% of the project's costs will be reimbursed. In 1995, the Company incurred project eligible costs of $201,936 and applied


                                      F-15






                          BRUNSWICK TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
        December 31, 1993, 1994 and 1995 and September 30, 1995 and 1996
          (Information with Respect to September 30, 1995 is Unaudited)



11. NATIONAL INSTITUTE OF STANDARDS AND TECHNOLOGY (NIST) GRANT --
(CONTINUED)

for reimbursement of $100,968, for which the Company has recorded miscellaneous income of $66,742 and reduced cost of goods sold by $34,226. For the nine months ended September 30, 1995, the Company has applied $51,349 of this to other income and $26,453 as a credit to cost of goods sold. For the nine months ended September 30, 1996, the Company incurred project eligible costs of $574,274 and applied for reimbursement of $287,137, for which the Company has recorded miscellaneous income of $215,830, and reduced cost of goods sold by $71,307.

12. PRO FORMA INFORMATION

    Per the terms of the convertible preferred stock agreements, the outstanding shares of preferred stock will automatically convert to common stock, to be effective immediately prior to the commencement of the Company's initial public offering. As a result, 70,824 shares of preferred stock will be converted to 4,603,560 shares of common stock. In addition, on August 14, 1996, the Board of Directors approved the issuance of common stock in lieu of cash payment of the cumulative preferred dividend. This will result in an additional 273,148 shares of common stock being issued to preferred stockholders as of the closing of the offering. In addition, the Bond approved the grant of stock to directors totalling 2,000 Shares, to be issued at the closing of the offering. The following pro forma information has been included to reflect the conversion of the outstanding preferred stock to common stock, the issuance of additional shares of common stock in lieu of payment of a cumulative cash dividend, and directors' stock grants.


                                                                         ACTUAL AT                      PRO FORMA
                                                                        SEPTEMBER 30,   PRO FORMA     SEPTEMBER 30,
                                                                            1996       ADJUSTMENTS        1996
                                                                            ----       -----------        ----
Convertible preferred stock ........................................    $  6,473,371    $(6,473,371)    $  --
                                                                        ============    ===========     ==========
Stockholders' (deficit) equity:

   Preferred stock, $10 par value actual and pro forma; 1,000,000
     shares authorized and none outstanding actual and pro forma ...             --             --              --

   Common stock, par value $0.0001 actual and pro forma;
     20,000,000 shares authorized actual and pro forma; 583,570 shares outstanding, actual; 5,462,278 shares outstanding pro
     forma .........................................................              58            488             546

Additional paid-in-capital .........................................         410,461      6,472,883       6,883,344

Treasury stock, 6,500 shares at cost ...............................          (5,000)       --               (5,000)

Accumulated deficit ................................................      (2,787,246)       --           (2,787,246)
                                                                          ----------    -----------      ----------
                                                                         $(2,381,727)   $ 6,473,371      $4,091,644
                                                                         ===========    ===========      ==========

13. SUBSEQUENT EVENT

    On October 30, 1996, the Company acquired the outstanding common stock of Advanced Textiles, Inc. (ATI). The acquisition will be accounted for under the purchase method, and accordingly the assets acquired and liabilities assumed will be recorded at their estimated fair values. The total cost of the acquisition is approximately $8,113,000, including amounts payable to the seller in the form of a subordinated promissory note in the principal amount of $7,296,500 and deferred cash payments discounted to $513,000. In addition, the Company issued 7,670 shares to an employee of ATI who held a minority position in ATI. Proforma financial information is presented in this registration statement beginning on page 16.



                                      F-16




                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------


Shareholders and Board of Directors
     ADVANCED TEXTILES, INC.

    We have audited the accompanying balance sheets of Advanced Textiles, Inc., as of September 28, 1996 and September 30, 1995 and the related statements of operations and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Textiles, Inc., at September 28, 1996 and September 30, 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 1996 in conformity with generally accepted accounting principles.



                                            ERNST & YOUNG LLP

Greensboro, North Carolina
October 18, 1996



                                      F-17






                            ADVANCED TEXTILES, INC.
                            -----------------------
                                 BALANCE SHEETS
                                 --------------
                          (Dollar amounts in thousands)
                          -----------------------------


                                                                                           SEPTEMBER 28,    SEPTEMBER 30,
                                                                                               1996             1995
                                                                                               ----             ----
                                                         ASSETS
                                                         ------
       Cash and cash equivalents                                                             $   632          $   227
       Customer accounts receivable after deductions of $19 and $17 for the respective
         dates for doubtful accounts                                                           1,036              883
       Sundry receivables                                                                          4                0
       Inventories                                                                             1,266            1,029
       Prepaid expenses                                                                            1                6
                                                                                               -----            -----
          Total current assets                                                                 2,939            2,145
       Fixed assets, at cost:
       Land and land improvements                                                                 72               72
       Buildings                                                                                 625              625
       Machinery, fixtures and equipment                                                       1,761            1,686
                                                                                               -----            -----
                                                                                               2,458            2,383
       Less accumulated depreciation                                                           1,643            1,488
                                                                                               -----            -----
          Fixed assets -- net                                                                    815              895
                                                                                               -----            -----
                                                                                             $ 3,754          $ 3,040
                                                                                             =======          =======
                                          LIABILITIES AND SHAREHOLDERS' EQUITY
    Liabilities:
       Accounts payable -- trade                                                             $   524          $   860
       Sundry payables and accrued expenses                                                      134               74
       Advance from parent company                                                                46              190
                                                                                               -----            -----
          Total current liabilities                                                              704            1,124
    Shareholders' equity:
       Common stock, par value $100 per share -- authorized and issued, 36,500 shares;
         outstanding 36,250 shares                                                             3,650            3,650
       Capital in excess of par value                                                          2,465            2,036
       Accumulated deficit                                                                    (2,979)          (3,684)
                                                                                               -----            -----
                                                                                               3,136            2,002
       Less cost of common stock held in treasury                                                (86)             (86)
                                                                                               -----            -----
         Total shareholders' equity                                                            3,050            1,916
                                                                                               -----            -----
                                                                                             $ 3,754          $ 3,040
                                                                                             =======          =======


                       See notes to financial statements.



                                      F-18






                            ADVANCED TEXTILES, INC.
                            STATEMENTS OF OPERATIONS
                             (Amounts in thousands)


                                                                                   FOR THE FISCAL YEAR ENDED
                                                                                   -------------------------
                                                                          SEPTEMBER 28,   SEPTEMBER 30,   OCTOBER 1,
                                                                               1996            1995          1994
                                                                               ----            ----          ----
Net sales ..........................................................         $10,570         $11,169        $10,043
Cost of sales ......................................................           8,504           9,574          9,040
                                                                               -----           -----          -----
Gross profit .......................................................           2,066           1,595          1,003
Selling, administrative and general expenses .......................             939             890            938
Operating income before interest and taxes .........................           1,127             705             65
Interest expense ...................................................               3              25             34
Interest income ....................................................             (10)             (4)            (3)
                                                                                ----           -----          -----
Income before income taxes .........................................           1,134             684             34
       Income tax (expense) benefit ................................            (429)          1,493              0
                                                                                ----           -----         ------
Net income .........................................................         $   705         $ 2,177        $    34
                                                                             =======         =======        =======




                       See notes to financial statements.



                                      F-19





                             ADVANCED TEXTILES, INC.
                            STATEMENTS OF CASH FLOWS
                          (Dollar amounts in thousands)



                                                                                   FOR THE FISCAL YEAR ENDED
                                                                                   -------------------------
                                                                           SEPTEMBER 28,   SEPTEMBER 30,   OCTOBER 1,
                                                                               1996            1995          1994
                                                                               ----            ----          ----
Cash flows from operating activities:
Net income ..............................................................     $ 705          $ 2,177        $   34
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation of fixed assets .........................................       210              204           201
   Non-cash income tax expense (benefit) ................................       429           (1,494)            0
   Changes in assets and liabilities:
       Customer accounts receivable -- net ..............................      (153)            (357)          175
       Sundry notes and accounts receivable .............................        (4)               1            (1)
       Inventories ......................................................      (237)             123          (158)
       Prepaid expenses .................................................         5               (1)           (2)
       Accounts payable and accrued expenses ............................      (276)               8            (1)
       Advance from parent company ......................................      (144)             190             0
   Other ................................................................         0                6             0
                                                                               ----             ----          ----
          Total adjustments .............................................      (170)          (1,320)          214
                                                                               ----             ----          ----
Net cash provided by operating activities ...............................       535              857           248
                                                                               ----             ----          ----
Cash flows from investing activities:
   Capital expenditures .................................................      (133)            (173)          (65)
   Proceeds from asset sales ............................................         3               21             0
                                                                               ----             ----          ----
Net cash used by investing activities ...................................      (130)            (152)          (65)
                                                                               ----             ----          ----
Cash flows from financing activities:
   Repayment of long term debt ..........................................         0             (500)         (200)
                                                                               ----             ----          ----
Net cash used by financing activities ...................................         0             (500)         (200)
                                                                               ----             ----          ----
Net change in cash and cash equivalents .................................       405              205           (17)
Cash and cash equivalents at beginning of period ........................       227               22            39
                                                                               ----             ----          ----
Cash and cash equivalents at end of period ..............................     $ 632          $   227        $   22
                                                                              =====          =======        ======
Supplemental disclosures of cash flow information:
   Interest received (paid) -- net ......................................     $   7          $   (29)       $  (32)
                                                                              =====          =======        ======
   Income taxes paid ....................................................     $   0          $    (1)       $    0
                                                                              =====          ++=====        ======



                    See notes to financial statements.


                                      F-20






                            ADVANCED TEXTILES, INC.
                          NOTES TO FINANCIAL STATEMENTS

          OCTOBER 1, 1994, SEPTEMBER 30, 1995, AND SEPTEMBER 28, 1996

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

    Cash Equivalents: Cash equivalents consist of all temporary, highly liquid investments with original maturities of three months or less.

    Inventories: Inventories are stated at the lower of cost (first-in, first-out, FIFO method) or market.

    Fixed Assets: Fixed assets are stated on the basis of cost. Depreciation of fixed assets is calculated over the estimated useful lives of the related assets principally using the straight-line method.

    Revenue Recognition: In general, the Company recognizes revenues from product sales when units are shipped.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Fiscal Year: The Company uses a 52-53 week fiscal year.

NOTE B -- NATURE OF BUSINESS

    The Company produces specialty knitted and woven fabrics for the reinforced plastics/composites industry. Markets include marine, pultrusion, aerospace, transportation, military, armor, electronics, corrosion-resistance, and sports/consumer industries. Such markets are predominately located equally in the southeast and midwest portions of the United States.

    The Company sells approximately 60% of its volume through distributors with approximately 53% of sales made to one distributor. The Company believes that the majority of its sales volume could be sustained on a direct sales basis.

NOTE C -- INVENTORIES

    Inventories at September 28, 1996 and September 30, 1995 consisted of the following (in thousands):

                                                               1996        1995
                                                               ----        ----
Raw materials .......................................        $  627      $   419
Stock in process ....................................           336          277
Produced goods ......................................           303          333
                                                                ---          ---
                                                             $1,266       $1,029
                                                             ======       ======


NOTE D -- INCOME TAXES

    The Company's taxable income (loss) is included in the consolidated federal income tax return of its parent company, Burlington Industries, Inc. (Parent) which owns 99.31% of the common stock of the Company. The Company recognizes federal income tax provisions that would have resulted had the Company filed a separate federal tax return. The provisions for state income taxes is computed on a separate return basis. Since the Parent is not charging or paying the Company for its tax liability or benefit, the resulting annual tax expense is reflected as a capital contribution by the Parent and any benefit is reflected as a deemed dividend from the Company to the Parent.



                                      F-21




                             ADVANCED TEXTILES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

           OCTOBER 1, 1994, SEPTEMBER 30, 1995, AND SEPTEMBER 28, 1996


NOTE D -- INCOME TAXES -- (CONTINUED)

    At October 3, 1993, on a stand alone basis, the Company had net operating loss carryforwards that had been utilized in the consolidated federal tax return of the Parent. In addition, the Company had state net operating loss carryforwards. At that date, the Company had recorded a valuation allowance for the full benefit of these net operating loss carryforwards (NOLs) as management did not believe it was more likely than not these NOLs would be utilized on a stand alone basis. In 1994, the utilization of NOLs was offset by a reduction of the valuation allowance, resulting in no income tax expense for the year. In 1995, the Company had pre-tax income of $684,000 and projected income for future periods, therefore at September 30, 1995, the Company removed the valuation allowance as it was now more likely than not that the Company would utilize the NOLs on a stand alone basis. The Company recognized the 1995 benefit of $1,494,000 as a deemed dividend to the Parent. In 1996, the Company had tax expense of $429,000. This amount has been reflected as a contribution from the Parent since the Parent did not charge the Company for this expense.

    Income tax (expense) benefit is different from the amount computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes. The principal reasons for the difference are as follows:


                                                      1996      1995       1994
                                                      ----      ----       ----
Tax at federal corporate rate ....................    $(386)   $ (233)    $(12)
State income taxes, net of federal benefit .......      (34)      (24)       0
Change in valuation allowance ....................        0     1,755       16
Expenses with no tax benefits ....................       (9)       (5)      (4)
                                                      -----    ------     ----
   Income tax (expense) benefit ..................    $(429)   $1,493     $  0
                                                      =====    ======     ====


NOTE E -- SHAREHOLDERS' EQUITY

    For each of the 1996, 1995 and 1994 fiscal years, the only changes to shareholders' equity was net income and non cash income taxes as described in Note D during the respective fiscal year.

NOTE F -- DEFINED CONTRIBUTION PLAN

    The Company has a defined contribution plan available to substantially all employees. The Company may, at its discretion, make contributions matching all or some portion of employees' elective contributions to the plan, or may also make other discretionary contributions to the plan. Such contributions are based primarily on the performance of the Company. Total expense amounted to $16,335, $11,810 and $2,130 in the 1996, 1995 and 1994 fiscal years, respectively.

NOTE G -- CONTINGENCIES

    The Company has sundry claims and other lawsuits pending against it. It is not possible to determine with certainty the ultimate liability, if any, of the Company in any of these matters, but in the opinion of management, their outcome should have no material adverse effect upon the financial condition or results of operations of the Company.


                                      F-22






                             ADVANCED TEXTILES, INC.
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

           OCTOBER 1, 1994, SEPTEMBER 30, 1995, AND SEPTEMBER 28, 1996


NOTE H -- LETTER OF INTENT

    On September 25, 1996, Burlington signed a letter of intent to sell all the capital stock of the Company to Brunswick Technologies Inc. ("BTI") for a purchase price of $7.95 million ($600,000 payable in various annual cash installments during a period up to six years and a convertible subordinated promissory note bearing interest at an annual rate of 9.5%, payable in various installments through 2003). The specific repayment terms of the promissory note are determinable based upon the successful consummation of an initial public offering of BTI's common stock or securities convertible into common stock. Under the terms of the agreement, closing of the sale must occur prior to November 1, 1996 and the net working capital of the Company shall aggregate at least $1.45 million. Burlington will provide such cash as may be necessary to avoid any shortfall of working capital and BTI will pay to Burlington any such excess in cash.




                                      F-23



















         Inside back cover of the Prospectus. There is a large centered photograph of a person snowboarding down a mountain. The caption beneath it reads, "BTI engineered fabrics enhance the performance of snowboards and other sporting equipment." The Company logo and the slogan "REINFORCED THROUGH INNOVATION" is in the lower left-hand corner of the page.






================================================================================

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                                  -----------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary                                                             3
Risk Factors                                                                   7
Use of Proceeds                                                               13
Dividend Policy                                                               13
Dilution                                                                      14
Capitalization                                                                15
Unaudited Pro Forma Condensed Combined Financial
  Information                                                                 16
Selected Financial Information                                                20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations                                                                  22
Business                                                                      31
Management                                                                    41
Principal Stockholders                                                        47
Certain Transactions                                                          49
Description of Capital Stock and Certain
  Indebtedness                                                                50
Shares Eligible for Future Sale                                               51
Underwriting                                                                  53
Change in Accountants                                                         54
Legal Matters                                                                 55
Experts                                                                       55
Additional Information                                                        55
Glossary of Technical Terms                                                   56
Index to Financial Statements                                                F-1


    UNTIL ___________ , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================

                                2,250,000 SHARES




                                     [LOGO]





                          BRUNSWICK TECHNOLOGIES, INC.




                                  COMMON STOCK





                                   ----------
                                   PROSPECTUS
                                   ----------






                      JOSEPHTHAL LYON & ROSS INCORPORATED


                                     , 1996


================================================================================




                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various costs and expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.


                                                                        AMOUNT TO
                                                                       BE PAID BY
                                                                       REGISTRANT
                                                                       ----------

SEC registration fee                                                    $   7,138
Nasdaq National Market listing fee                                      $  36,744
NASD fee                                                                $   2,570
Printing and engraving                                                  $  60,000
Legal fees and expenses of the Registrant                               $ 110,000
Accounting fees and expenses                                            $  85,000
Blue sky fees and expenses                                              $  15,000
Transfer agent fees                                                     $   4,500
Expense allowance to Representative                                     $ 118,250
Miscellaneous                                                           $  60,798
                                                                        ---------
       Total                                                            $ 500,000
                                                                        =========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Subsection (1) of Section 719 of the Maine Business Corporation Act empowers a corporation to indemnify, or if so provided in the bylaws, shall in all cases indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding; provided that no indemnification may be provided for any person with respect to any matter as to which that person shall have been finally adjudicated: (a) not to have acted honestly or in the reasonable belief that that person's action was in or not opposed to the best interest of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interest of the plan or trust, or its participants or beneficiaries; or (b) with respect to any criminal action or proceeding, to have had reasonable cause to believe that that person's conduct was unlawful.

    Furthermore, subsection (1) of Section 719 provides that the termination of any action, suit or proceeding by judgment, order or conviction adverse to that person, or by settlement or plea of nolo contendere or its equivalent, shall not of itself create a presumption that that person did not act honestly or in the reasonable belief that that person's action was in or not opposed to the best interests of the corporation or its shareholders or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, in or not opposed to the best interests of that plan or trust or its participants or beneficiaries and, with respect to any criminal action or proceeding, had reasonable cause to believe that that person's conduct was unlawful.


                                      II-1



    Subsection (1-A) of Section 719 provides that notwithstanding any provision of subsection (1), a corporation shall not have the power to indemnify any person with respect to any claim, issue or matter asserted by or in the right of the corporation as to which that person is finally adjudicated to be liable to the corporation unless the court in which the action, suit or proceeding was brought shall determine that, in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for such amounts as the court shall deem reasonable.

    Subsection (3) of Section 719 provides that any indemnification under subsection (1), unless ordered by a court or required by the bylaws, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and in the best interests of the corporation. That determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to that action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. Such a determination once made may not be revoked and, upon the making of that determination, the director, officer, employee or agent may enforce the indemnification against the corporation by a separate action notwithstanding any attempted or actual subsequent action by the board of directors.

    Finally, subsection (6) of Section 719 provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise against any liability asserted against that person and incurred by that person in any such capacity, or arising out of that person's status as such, whether or not the corporation would have the power to indemnify that person against such liability under this section.

    Section 14 of Article Third of the Second Restated Bylaws of the Company provides for such indemnification to the fullest extent that the Maine Business Corporation Act permits, as more fully described in the five paragraphs immediately preceding above.

    The Company has purchased directors and officers liability insurance covering liabilities incurred by its officers and directors in connection with the performance of their duties from National Union Fire Insurance Company of Pittsburgh, PA., in the amount of $3,000,000.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since August 1993, the Registrant has sold and issued the following securities:


    In August, 1993, the Company and certain stockholders sold an aggregate of 1,040,000 shares of Series D Convertible Preferred Stock, 92,300 shares of Series AA Preferred Stock and 11,700 shares of Series BB Preferred Stock of the Company to Vetrotex for an aggregate cash purchase price of $1,936,000. The purchase price was determined by negotiation between the Company, the selling stockholders, and Vetrotex. Concurrently with such sale, certain stockholders sold 139,230 shares of Common Stock for a purchase price equal to $0.77 per share. These shares were sold pursuant to Section 4(2) of the Securities Act, as no public offering of securities was made. This exemption was available as the only offeree of securities in the transaction was Vetrotex, the supplier of 80% of the Company's raw material needs at the time.

    On March 15, 1995 John Busch and Jurgen Kok exercised options to acquire 3,250 and 4,875 shares of the Company's Common Stock, respectively, at an aggregate exercise price of $50 and $75, respectively. On March 15, 1995 and April 23, 1996, Herschel Sternlieb exercised options to acquire 3,250 and 13,000 shares of the Company's Common Stock, respectively, at an aggregate exercise price of $250. On March 30, 1995, Lisa Anderson-Bisson exercised options to acquire 7,800 shares of the Company's Common Stock at an aggregate exercise price of $3,300. On August 11, 1995, Peter Rand exercised options to acquire 6,500 shares of the Company's Common Stock at an aggregate exercise price of $100. The Company purchased said shares from Mr. Rand within 60 days of the exercise of his options. On December 31, 1995, Dudley Follansbee acquired 9,165 shares of the Company's Common


                                      II-2


Stock pursuant to warrants at an aggregate price of $14,100. In issuing these shares to its employees, the Company relied upon the exemption from the registration provisions of the Securities Act provided by Rule 701 promulgated under such Act.

    On October 30, 1996, the Company acquired all of the capital stock of ATI from Burlington for a purchase price of $7,863,000, payable in part by the issuance of a convertible subordinated promissory note of $7,296,500 in favor of Burlington (the "Convertible Note") and the issuance to Peter L. DeWalt of 7,670 shares of Common Stock. The Convertible Note bears interest at a rate of 9.5% per annum, payable semi-annually. Within seven months after the completion of the Offering, 50% of the principal amount of the Convertible Note ($3,648,250) will become due and payable. The remaining 50% of the principal amount of the Convertible Note will be payable in equal installments on October 30, 2002 and October 30, 2003 respectively, provided that additional payments of principal shall be made on October 30, 2002 to the extent it would not cause the Company to violate the terms of its financial covenants with its senior lenders as of such time. Alternatively, Burlington has the right, in lieu of cash payment, to convert the remaining 50% of the principal amount of the Convertible Note into 521,179 shares of Common Stock. In issuing the Convertible Note to Burlington, and the 7,670 shares of Common Stock to Mr. DeWalt, the Company relied upon the exemption from the registration provisions of the Securities Act provided by Regulation D promulgated under such Act.

    The Company has granted, pursuant to its 1991 Stock Option Plan and its 1994 Stock Option Plan, a total of 424,125 options to employees of the Company within the last three years. In granting these options to its employees, the Company relied upon the fact that such grants did not constitute sales under the Securities Act.


ITEM 16. EXHIBITS

    (a) Exhibits

    The following exhibits are filed herewith:


 EXHIBIT
   NO.                                        DESCRIPTION
   ---                                        -----------
    1.1          -- Form of Underwriting Agreement (to be filed by amendment).
    3.1          -- Amended and Restated Articles of Incorporation of the Registrant (to be filed by amendment).
    3.2          -- Third Restated Bylaws of the Registrant (to be filed by amendment).
   *4.1          -- Amended and Restated Registration Rights Agreement dated August 25, 1993.
    4.2          -- Amendment No. 1 to the Registration Rights Agreement dated October 30, 1996.
    4.3          -- Amendment No. 2 to the Registration Rights Agreement dated October 30, 1996.
    4.4          -- Form of Warrants (to be filed by amendment).
    4.5          -- Specimen stock certificate for shares of Common Stock.
    5.1          -- Opinion of Eaton, Peabody, Bradford & Veague, P.A. as to legality of shares (to be filed by amendment).
  *10.1          -- Loan Agreement between the Registrant and Fleet Bank of Maine dated May 30, 1996.
  *10.2          -- Security Agreement between the Registrant and Fleet Bank of Maine dated May 30, 1996.
  *10.3          -- Demand Note in favor of Fleet Bank of Maine dated May 30, 1996.
   10.4          -- Supply Agreement between the Registrant and Vetrotex CertainTeed Corp. dated August
                    25, 1993  (confidential  portions of which have been omitted and filed separately with the Commission under a request for confidential treatment pursuant to Rule 406).
  *10.5          -- Private Activity Bond Requirements Certificate of Brunswick Technologies, Inc.
                    dated December 1, 1995.
  *10.6          -- Lease  Agreement  between the  Registrant  and  Brunswick Development Corporation dated August 1, 1995.
  *10.7          -- Collaborative Agreement between the Registrant and E.I. DuPont de Nemours and
                    Company, Inc., et al.




                                      II-3




 EXHIBIT
   NO.                                        DESCRIPTION
   ---                                        -----------

  *10.8          -- Financial Advisory Agreement and Indemnification Agreement between the Registrant and the Representative.
  *10.9          -- Installment Promissory Note between the Registrant and Vetrotex CertainTeed Corp.
                    dated March 31, 1992.
  *10.10         -- Security Agreement between the Registrant and Vetrotex CertainTeed Corp. dated
                    March 31, 1992.
   10.11         -- Stock Purchase Agreement between the Registrant and Peter
                    L. DeWalt  dated  October 22,  1996 and First  Amendment  to
                    Stock Purchase Agreement dated October 29, 1996.
   10.12         -- Registration Rights Agreement between the Registrant, Burlington Industries, Inc., and Peter L. DeWalt, dated October 30, 1996.
   10.13         -- Employment Agreement between Advanced Textiles, Inc., a subsidiary of the Registrant, and Peter L. DeWalt, dated October 30, 1996.
   10.14         -- Convertible Subordinated Promissory Note made by the Registrant in favor of Burlington
                    Industries, Inc. dated October 30, 1996.
   10.15         -- Recapitalization Agreement.
  *16            -- Letter of KPMG Peat Marwick LLP re change in certifying accountant.
   23.1          -- Consent of Coopers & Lybrand L.L.P.
   23.2          -- Consent of KPMG Peat Marwick LLP.
   23.3          -- Consent of Eaton, Peabody, Bradford & Veague, P.A. (to be included in Exhibit 5.1.)
   23.4          -- Consent of Ernst & Young LLP.
  *24.1          -- Power of Attorney (included in signature page in Registration Statement).
   27            -- Financial Data Schedule.
   99.1          -- Consent of Donald R. Hughes to be named herein as Director-elect.
   99.2          -- Consent of Max G. Pitcher to be named herein as Director-elect.
   99.3          -- Consent of William M. Dubay to be named herein as Director-elect.




-----------
* Previously filed.


    (b) Financial Statement Schedules


    All schedules are omitted because they are not applicable, not required under the instructions, or all the information required is set forth in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                      II-4


    The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.


       (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (4) To remove from  registration by means of a  post-effective  amendment
    any  of  the  securities   being  registered  which  remain  unsold  at  the
    termination of the offering.



                                      II-5



                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF BRUNSWICK, STATE OF MAINE, ON THE 6TH DAY OF NOVEMBER, 1996.


                                            BRUNSWICK TECHNOLOGIES, INC.

                                            By: /s/ MARTIN S. GRIMNES
                                               --------------------------------
                                                    MARTIN S. GRIMNES,
                                               PRINCIPAL EXECUTIVE OFFICER

    PURSUANT  TO  THE   REQUIREMENTS   OF  THE  SECURITIES  ACT  OF  1933,  THIS
REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED:



                 SIGNATURE                                   TITLE                         DATE
                 ---------                                   -----                         ----
    /s/ MARTIN S. GRIMNES             Principal Executive Officer                November  6, 1996
-------------------------------       And Director
      MARTIN S. GRIMNES


             *                        Director                                   November  6, 1996
-------------------------------
       DAVID M. COIT


             *                        Director                                   November  6, 1996
-------------------------------
    GREGORY B. PETERS


             *                        Director                                   November  6, 1996
-------------------------------
     DAVID E. SHARPE


             *                        Director                                   November  6, 1996
-------------------------------
    PETER N. WALMSLEY


             *                        Treasurer And Principal                    November  6, 1996
-------------------------------       Financial And Accounting Officer
    JOHN P. O'SULLIVAN


             *                        PresidentAAnd Principal                    November  6, 1996
-------------------------------       Operating Officer
     WILLIAM M. DUBAY



By:   /S/ MARTIN S. GRIMNES                                                      November  6, 1996
   ----------------------------
        MARTIN S. GRIMNES,
         ATTORNEY-IN-FACT


                                      II-6


                                INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                       DESCRIPTION
 ------                                       -----------

  1.1     -- Form of Underwriting Agreement (to be filed by amendment).
  3.1     -- Amended and Restated Articles of Incorporation of the Registrant (to be filed by amendment).
  3.2     -- Third Restated Bylaws of the Registrant (to be filed by amendment).
 *4.1     -- Amended and Restated Registration Rights Agreement dated August 25, 1993.
  4.2     -- Amendment No. 1 to the Registration Rights Agreement dated October 30, 1996.
  4.3     -- Amendment No. 2 to the Registration Rights Agreement dated October 30, 1996.
  4.4     -- Form of Warrants (to be filed by amendment).
  4.5     -- Specimen stock certificate for shares of Common Stock.
  5.1     -- Opinion of Eaton, Peabody, Bradford & Veague, P.A. as to legality of shares (to be filed by amendment).
*10.1     -- Loan Agreement between the Registrant and Fleet Bank of Maine dated May 30, 1996.
*10.2     -- Security Agreement between the Registrant and Fleet Bank of Maine dated May 30, 1996.
*10.3     -- Demand Note in favor of Fleet Bank of Maine dated May 30, 1996.
 10.4     -- Supply Agreement between the Registrant and Vetrotex CertainTeed Corp. dated August 25, 1993 (confidential  portions of which have been  omitted and filed  separately with the Commission under a request for confidential treatment pursuant to Rule 406).
*10.5     -- Private Activity Bond Requirements Certificate of Brunswick Technologies, Inc. dated December 1, 1995.
*10.6     -- Lease  Agreement  between  the  Registrant  and  Brunswick Development Corporation dated August 1, 1995.
*10.7     -- Collaborative Agreement between the Registrant and E.I. DuPont de Nemours and Company, Inc., et al.
*10.8     -- Financial Advisory Agreement and Indemnification Agreement between the Registrant and the Representative.
*10.9     -- Installment Promissory Note between the Registrant and Vetrotex CertainTeed Corp. dated March 31, 1992.
*10.10    -- Security Agreement between the Registrant and Vetrotex CertainTeed Corp. dated March 31, 1992.
 10.11    -- Stock Purchase  Agreement between the Registrant and Peter L. DeWalt dated October 22, 1996 and First Amendment to
             Stock Purchase Agreement dated October 29, 1996.
 10.12    -- Registration Rights Agreement between the Registrant, Burlington Industries, Inc., and Peter L. DeWalt, dated October
             30, 1996.
 10.13    -- Employment Agreement between Advanced Textiles, Inc., a subsidiary of the Registrant, and Peter L. DeWalt, dated
             October 30, 1996.
 10.14    -- Convertible Subordinated Promissory Note made by the Registrant in favor of Burlington Industries, Inc. dated October
             30, 1996.
 10.15    -- Recapitalization Agreement.
*16       -- Letter of KPMG Peat Marwick LLP re change in certifying accountant.
 23.1     -- Consent of Coopers & Lybrand L.L.P.
 23.2     -- Consent of KPMG Peat Marwick LLP.
 23.3     -- Consent of Eaton, Peabody, Bradford & Veague, P.A. (to be included in Exhibit 5.1.)
 23.4     -- Consent of Ernst & Young LLP.
*24.1     -- Power of Attorney (included in signature page in Registration Statement).
 27       -- Financial Data Schedule.
 99.1     -- Consent of Donald R. Hughes to be named herein as Director-elect.
 99.2     -- Consent of Max G. Pitcher to be named herein as Director-elect.
 99.3     -- Consent of William M. Dubay to be named herein as Director-elect.

----------
* Previously filed.

